Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

NORTHWEST INDIANA BANCORP

AND

FIRST PERSONAL FINANCIAL CORP.

DATED AS OF FEBRUARY 20, 2018

TABLE OF CONTENTS

ARTICLE I. THE MERGER		1

1.01	THE MERGER	1
1.02	RESERVATION OF RIGHT TO REVISE STRUCTURE.	2
1.03	TAX FREE REORGANIZATION	3
1.04	ABSENCE OF CONTROL	3
1.05	BANK MERGER	3
1.06	APPRAISAL RIGHTS	3

ARTICLE II. MANNER AND BASIS OF EXCHANGE OF STOCK		4

2.01	MERGER CONSIDERATION	4
2.02	ANTI-DILUTION ADJUSTMENTS.	4
2.03	NO FRACTIONAL SHARES.	4
2.04	EXCHANGE PROCEDURES	5

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF FIRST PERSONAL		7

3.01	ORGANIZATION AND AUTHORITY	8
3.02	AUTHORIZATION	8
3.03	CAPITALIZATION	9
3.04	ORGANIZATIONAL DOCUMENTS.	10
3.05	COMPLIANCE WITH LAW	10
3.06	ACCURACY OF INFORMATION PROVIDED TO NWIN.	10
3.07	LITIGATION AND PENDING PROCEEDINGS.	11
3.08	FINANCIAL STATEMENTS AND REPORTS.	11
3.09	MATERIAL CONTRACTS.	12
3.10	ABSENCE OF UNDISCLOSED LIABILITIES.	13
3.11	TITLE TO PROPERTIES.	13
3.12	LOANS AND INVESTMENTS.	15
3.13	INDEBTEDNESS.	17
3.14	NO SHAREHOLDER RIGHTS PLAN.	17
3.15	EMPLOYEE BENEFIT PLANS.	17
3.16	LABOR AND EMPLOYMENT MATTERS.	20
3.17	OBLIGATIONS TO EMPLOYEES.	20
3.18	TAXES, RETURNS, AND REPORTS.	20
3.19	DEPOSIT INSURANCE.	21
3.20	INSURANCE.	21
3.21	BOOKS AND RECORDS.	21
3.22	BROKER’S, FINDER’S, OR OTHER FEES.	21
3.23	INTERIM EVENTS.	22
3.24	INSIDER TRANSACTIONS.	23
3.25	INDEMNIFICATION AGREEMENTS	23
3.26	SHAREHOLDER APPROVAL.	23
3.27	INTELLECTUAL PROPERTY.	23
3.28	INFORMATION TECHNOLOGY.	25
3.29	COMMUNITY REINVESTMENT ACT.	25
3.30	BANK SECRECY AND ANTI-MONEY LAUNDERING COMPLIANCE.	25
3.31	AGREEMENTS WITH REGULATORY AGENCIES.	26
3.32	APPROVAL DELAYS.	26
3.33	INTERNAL CONTROLS.	26
3.34	FIDUCIARY ACCOUNTS.	27
3.35	FAIRNESS OPINION.	27
3.36	ANTITAKEOVER PROVISIONS INAPPLICABLE.	27
3.37	SENIOR DEBT CONVERSION	27

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ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF NWIN		27

4.01	ORGANIZATION AND AUTHORITY.	28
4.02	AUTHORIZATION.	28
4.03	CAPITALIZATION.	29
4.04	COMPLIANCE WITH LAW.	29
4.05	ABSENCE OF UNDISCLOSED LIABILITIES.	30
4.06	ACCURACY OF INFORMATION PROVIDED TO FIRST PERSONAL.	31
4.07	FINANCIAL STATEMENTS AND REPORTS.	31
4.08	ADEQUACY OF RESERVES.	32
4.09	LITIGATION AND PENDING PROCEEDINGS.	32
4.10	TAXES, RETURNS, AND REPORTS.	32
4.11	DEPOSIT INSURANCE.	33
4.12	INTERIM EVENTS.	33
4.13	BANK SECRECY AND ANTI MONEY LAUNDERING COMPLIANCE.	33
4.14	COMMUNITY REINVESTMENT ACT.	33
4.15	APPROVAL DELAYS.	33
4.16	INTERNAL CONTROLS.	33
4.17	NWIN SECURITIES AND EXCHANGE COMMISSION FILINGS.	34
4.18	NO SHAREHOLDER APPROVAL.	34
4.19	FINANCIAL CAPABILITY.	34

ARTICLE V. CERTAIN COVENANTS		34

5.01	SHAREHOLDER APPROVAL.	34
5.02	OTHER APPROVALS.	34
5.03	CONDUCT OF BUSINESS.	35
5.04	INSURANCE.	39
5.05	ACCRUALS FOR LOAN LOSS RESERVE AND EXPENSES.	39
5.06	ACQUISITION PROPOSALS.	40
5.07	PRESS RELEASES.	42
5.08	CHANGES AND SUPPLEMENTS TO DISCLOSURE SCHEDULES.	43
5.09	FAILURE TO FULFILL CONDITIONS.	43
5.10	ACCESS; INFORMATION.	43
5.11	FINANCIAL STATEMENTS.	44
5.12	ENVIRONMENTAL.	44
5.13	GOVERNMENTAL REPORTS AND SHAREHOLDER INFORMATION.	46
5.14	ADVERSE ACTIONS.	46
5.15	EMPLOYEE BENEFITS AND EMPLOYEES.	46
5.16	NONSOLICITATION AGREEMENT.	46
5.17	TERMINATION OF FPB 401(K) PLAN.	47
5.18	DISPOSITION OF FULLY INSURED WELFARE BENEFIT AND SEC. 125 PLANS.	47
5.19	EMPLOYMENT AGREEMENT WITH RANDALL R. SCHWARTZ	48
5.20	BANK MERGER.	48
5.21	COOPERATION ON CONVERSION OF SYSTEMS.	48
5.22	INSTALLATION/CONVERSION OF EQUIPMENT.	49
5.23	AMENDMENT TO BUILDING LEASE	49
5.24	TRUST PREFERRED SECURITIES	49

ARTICLE VI. COVENANTS OF NWIN		49

6.01	APPROVALS.	49
6.02	SEC REGISTRATION.	50
6.03	EMPLOYEE BENEFIT PLANS AND EMPLOYEE PAYMENTS.	50
6.04	ADVERSE ACTIONS.	52
6.05	D&O INSURANCE AND INDEMNIFICATION.	52
6.06	CHANGES AND SUPPLEMENTS TO NWIN DISCLOSURE SCHEDULES.	53
6.07	PEOPLES BANK ADVISORY BOARD.	54

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6.08	ISSUANCE OF NWIN COMMON STOCK.	54

ARTICLE VII. CONDITIONS PRECEDENT TO THE MERGER		54

7.01	CONDITIONS PRECEDENT TO NWIN’S OBLIGATIONS.	54
7.02	CONDITIONS PRECEDENT TO FIRST PERSONAL’S OBLIGATIONS.	58

ARTICLE VIII. TERMINATION OF MERGER		59

8.01	TERMINATION.	59
8.02	EFFECT OF TERMINATION.	62

ARTICLE IX. EFFECTIVE TIME OF THE MERGER		64

ARTICLE X. CLOSING		64

10.01	CLOSING DATE AND PLACE.	64
10.02	DELIVERIES.	64

ARTICLE XI. MISCELLANEOUS		65

11.01	EFFECTIVE AGREEMENT.	65
11.02	WAIVER; AMENDMENT.	65
11.03	NOTICES.	66
11.04	HEADINGS.	66
11.05	SEVERABILITY.	66
11.06	COUNTERPARTS; FACSIMILE.	66
11.07	GOVERNING LAW; ENFORCEMENT; SPECIFIC PERFORMANCE; JURY TRIAL.	66
11.08	ENTIRE AGREEMENT.	67
11.09	SURVIVAL OF REPRESENTATIONS, WARRANTIES, OR COVENANTS.	67
11.10	EXPENSES.	67
11.11	CERTAIN REFERENCES.	67

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated to be effective as of the 20th day of February, 2018, by and between NORTHWEST INDIANA BANCORP, an Indiana corporation (“NWIN”), and FIRST PERSONAL FINANCIAL CORP., a Delaware corporation (“First Personal”).

RECITALS

WHEREAS, NWIN is an Indiana corporation registered as a financial holding company with the Board of Governors of the Federal Reserve System (“FRB”) under the Bank Holding Company Act of 1956, as amended (the “BHC Act”), with its principal office located in Munster, Indiana; and

WHEREAS, First Personal is a Delaware corporation registered as a bank holding company with the FRB under the BHC Act, with its principal office located in Orland Park, Illinois; and

WHEREAS, NWIN and First Personal seek to affiliate through a corporate reorganization whereby First Personal will merge with and into NWIN, and thereafter or simultaneously therewith, First Personal Bank, an Illinois state chartered commercial bank and wholly-owned subsidiary of First Personal (“FPB”), will be merged with and into Peoples Bank SB, an Indiana state chartered savings bank and wholly-owned subsidiary of NWIN (“Peoples Bank”); and

WHEREAS, the Boards of Directors of each of the parties hereto have determined that it is in the best interests of their respective corporations and their respective shareholders to consummate the merger provided for herein and have approved this Agreement, authorized its execution and designated this Agreement a plan of reorganization and a plan of merger; and

NOW, THEREFORE, in consideration of the foregoing premises, the representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby make this Agreement and prescribe the terms and conditions of the merger of First Personal with and into NWIN, and the mode of carrying such merger into effect as follows:

ARTICLE I.

THE MERGER

1.01    The Merger.

(a)    General Description. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Article IX) hereof, First Personal shall merge with and into and under the Articles of Incorporation of NWIN (the “Merger”). NWIN shall

AGREEMENT AND PLAN OF MERGER	SIGNATURE PAGE

survive the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and shall continue its corporate existence under the laws of the State of Indiana pursuant to the provisions of and with the effect provided in the Indiana Business Corporation Law (the “IBCL”), as amended.

(b)    Name, Officers, and Directors. The name of the Surviving Corporation shall be “NorthWest Indiana Bancorp,” and its principal office shall be located at 9204 Columbia Avenue, Munster, Indiana 46321. The officers of NWIN serving at the Effective Time shall continue to serve as the officers of the Surviving Corporation, until such time as their successors shall have been duly elected and have qualified or until their earlier resignation, death, or removal from office. The directors of the Surviving Corporation following the Effective Time shall be those individuals serving as directors of NWIN at the Effective Time, until such time as their successors have been duly elected and have qualified or until their earlier resignation, death, or removal as a director.

(c)    Articles of Incorporation and Bylaws. The Articles of Incorporation and Bylaws of NWIN in existence at the Effective Time shall remain the Articles of Incorporation and Bylaws of the Surviving Corporation following the Effective Time, until such Articles of Incorporation and Bylaws shall be further amended as provided by applicable law.

(d)    Effect of the Merger. At the Effective Time, the title to all assets, real estate, and other property owned by First Personal shall vest in the Surviving Corporation, pursuant to Indiana Code Section 23-1-40-6, as amended, without reversion or impairment. At the Effective Time, all liabilities of First Personal shall become liabilities of the Surviving Corporation, pursuant to Indiana Code Section 23-1-40-6, as amended.

(e)    Integration. At the Effective Time and subject to the terms and conditions of this Agreement, the parties hereto currently intend to effectuate, or cause to be effectuated, the Merger, pursuant to the terms of this Agreement and the IBCL, and this Agreement shall also constitute the “plan of merger” pursuant to Indiana Code Section 23-1-40-1. If required, the parties agree to enter into a separate short-form plan of merger evidencing the terms required by Indiana Code Section 23-1-40-1. The parties agree to cooperate and to take all reasonable actions prior to or following the Effective Time, including executing all requisite documentation, as may be reasonably necessary to effect the Merger in accordance with the terms and conditions hereof.

1.02    Reservation of Right to Revise Structure. Notwithstanding any contrary provision in this Agreement, at NWIN’s election, NWIN may specify that the structure of the transactions contemplated by this Agreement be revised and the parties shall enter into such instruments and alternative transactions as NWIN may reasonably determine to effect the purposes of this Agreement; provided that, no such revision shall (1) alter or change the amount or kind of the Merger Consideration (as defined in Section 2.01) or the treatment of holders of First Personal Common Stock, (2) prevent the parties from obtaining the opinions of counsel referred to in Sections 7.01(h) and 7.02(h) or otherwise cause the transaction to fail to qualify for the tax treatment described in Section 1.03, or (3) materially impede or delay consummation of the transactions contemplated by this Agreement. In the event of such an election, the parties agree to execute an appropriate amendment to this Agreement and other appropriate documents or instruments to reflect the revised structure.

AGREEMENT AND PLAN OF MERGER	PAGE 2

1.03    Tax Free Reorganization. NWIN and First Personal intend for the Merger to qualify as a reorganization within the meaning of Section 368(a) and related sections of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code, and agree to cooperate and to take such actions as may be reasonably necessary to assure such result.

1.04    Absence of Control. Subject to any specific provisions of this Agreement, it is the intent of the parties to this Agreement that neither NWIN nor First Personal by reason of this Agreement shall be deemed (until consummation of the transactions contemplated hereby) to control, directly or indirectly, the other party or any of its respective Subsidiaries (as defined in the introductory paragraphs to Article III and Article IV) and shall not exercise or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of such other party or any of its respective Subsidiaries.

1.05    Bank Merger. The parties will cooperate and use reasonable best efforts to effect the merger of FPB with and into Peoples Bank (the “Bank Merger”) at a time to be determined at or following the Effective Time of the Merger pursuant to a merger agreement substantially in the form of the Bank Merger Agreement attached hereto as Exhibit 1.05. At the effective time of the Bank Merger, the separate corporate existence of FPB will terminate. Peoples Bank will be the surviving bank and will continue its corporate existence under applicable law. The Articles of Incorporation of Peoples Bank, as then in effect, will be the Articles of Incorporation of the surviving bank, the Bylaws of Peoples Bank, as then in effect, will be the Bylaws of the surviving bank, and the Board of Directors and officers of Peoples Bank will continue as the Board of Directors and officers of the surviving bank.

1.06    Appraisal Rights. Notwithstanding anything to the contrary contained in this Agreement, to the extent appraisal rights are available to holders of First Personal Common Stock pursuant to the provisions of any applicable Law (as defined in Section 3.02(b)), including Section 262 of the Delaware General Corporation Law (“DGCL”), any shares of First Personal Common Stock held by a Person (as defined in Section 2.04(g)) whose shares were not voted in favor of the Merger or consented thereto in writing, and who has properly exercised appraisal rights with respect to such shares in accordance with Section 262 of the DGCL, and complies with and satisfies any other provisions of applicable Law concerning the rights of such Person to dissent from the Merger and to require appraisal of such Person’s shares, and who has not withdrawn such objection or waived such rights prior to the Effective Time (collectively with respect to all such First Personal shareholders, the “Dissenting Shares”), shall not be converted pursuant to Section 2.01, but instead shall be entitled only to such rights as are granted by Section 262 of the DGCL; provided that, each Dissenting Share held by a Person at the Effective Time who shall, after the Effective Time, withdraw the demand for appraisal or lose the right of appraisal, in either case pursuant to applicable Law, shall be deemed to have been converted, as

AGREEMENT AND PLAN OF MERGER	PAGE 3

of the Effective Time, into the right to receive the consideration as is determined in accordance with Article II. First Personal shall provide NWIN prompt written notice of any demands received by First Personal for the appraisal of shares of First Personal Common Stock, any withdrawal of any such demand, and any other demand, notice, or instrument delivered to First Personal prior to the Effective Time pursuant to the DGCL that relates to such demand, and NWIN shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of NWIN, First Personal shall not make any payment with respect to, or settle or offer to settle, any such demands.

ARTICLE II.

MANNER AND BASIS OF EXCHANGE OF STOCK

2.01    Merger Consideration. Subject to the terms and conditions of this Agreement, at the Effective Time, each share of First Personal Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares, shares held as treasury stock of First Personal, and shares held directly or indirectly by NWIN, except shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, if any; collectively, the “Exempt First Personal Stock”) shall become and be converted into the right to receive in accordance with this Article II both: (i) 0.1246 shares of NWIN common stock (the “Exchange Ratio”) (as adjusted in accordance with the terms of this Agreement), without par value (the stock consideration to be paid in the Merger is referred to herein as the “Stock Consideration”), and (ii) $6.67 in cash (the cash consideration to be paid in the Merger is referred to herein as the “Cash Consideration”) (with the Stock Consideration and the Cash Consideration collectively referred to herein as the “Merger Consideration”); provided that, the First Personal shareholders owning less than 100 shares of First Personal Common Stock as of the Effective Time will only be entitled to receive $12.12 per share in cash and will not be entitled to receive any of the Stock Consideration.

2.02    Anti-Dilution Adjustments. If NWIN changes (or establishes a record date for changing) the number of shares of NWIN common stock issued and outstanding prior to the Effective Time by way of a stock split, stock dividend, or similar transaction with respect to the outstanding NWIN common stock, and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be adjusted accordingly so that each shareholder of First Personal at the Effective Time shall receive, in the aggregate, such number of shares of NWIN common stock representing the same percentage of the outstanding shares of NWIN common stock that such shareholders would have received if any of the foregoing actions had not occurred. No adjustment shall be made under this Section 2.02 solely as a result of NWIN changing its cash dividend levels or issuing additional shares of NWIN common stock, provided it receives value for such shares or such shares are issued in connection with a NWIN employee benefit plan or similar plan.

2.03    No Fractional Shares. Notwithstanding any other provision in this Agreement, no fractional shares of NWIN common stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, NWIN shall pay to each holder of First Personal Common Stock who otherwise would be entitled to a fractional share of NWIN common stock an amount in cash (without interest) determined by multiplying such

AGREEMENT AND PLAN OF MERGER	PAGE 4

fraction by the volume-weighted average of the daily closing sales prices of a share of NWIN’s common stock, rounded to the nearest cent, during the 15 consecutive trading days immediately preceding the second business day prior to the Closing Date.

2.04    Exchange Procedures.

(a)    NWIN shall appoint, in its discretion, a bank, trust company, or transfer agent (the “Exchange Agent”) as the exchange agent for the surrender of certificates formerly representing First Personal Common Stock in exchange for the Merger Consideration.

(b)    At and after the Effective Time, each certificate representing outstanding shares of First Personal Common Stock (each, an “Old Certificate”) (other than the Exempt First Personal Stock) shall represent only the right to receive the Merger Consideration in accordance with the terms of this Agreement. No later than one Business Day prior to the Closing Date, NWIN shall provide the Exchange Agent with authorization to issue a sufficient number of shares of NWIN common stock to be used to issue the aggregate Stock Consideration to holders of First Personal Common Stock, and deposit, or cause to be deposited, with the Exchange Agent an amount of cash sufficient to pay the aggregate Cash Consideration payable to holders of First Personal Common Stock (together with cash for any fractional shares payable pursuant to Section 2.03).

(c)    As promptly as practicable after the Effective Time, but no later than five business days after the Effective Time (and provided First Personal has delivered to the Exchange Agent all information which is necessary for the Exchange Agent to perform its obligations hereunder), the Exchange Agent shall mail to each holder of First Personal Common Stock a letter of transmittal providing instructions to the First Personal shareholder as to the transmittal to the Exchange Agent of the Old Certificates in exchange for the issuance of the Merger Consideration applicable thereto pursuant to the terms of this Agreement.

(d)    NWIN shall cause a certificate representing that number of whole shares of NWIN common stock that each holder of First Personal Common Stock has the right to receive pursuant to Section 2.01 as the holder’s aggregate Stock Consideration and a check in the amount of such holder’s aggregate Cash Consideration, along with any cash in lieu of fractional shares or dividends or distributions which such holder shall be entitled to receive, if any, to be delivered to such shareholder as soon as reasonably practicable after the shareholder delivers to the Exchange Agent (or NWIN, as the case may be) the Old Certificates (or bond or other indemnity satisfactory to NWIN if any of such certificates are lost, stolen, or destroyed) owned by such shareholder accompanied by a properly completed and executed letter of transmittal, in the form and substance satisfactory to NWIN, and any other documents required by this Agreement or reasonably requested by NWIN or the Exchange Agent. No interest will be paid on any Merger Consideration that any such holder is entitled to receive pursuant to this Article II.

(e)    No dividends or other distributions on NWIN common stock with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate representing shares of First Personal Common Stock until the holder thereof surrenders such Old Certificates in accordance with this Article II. After becoming so entitled in

AGREEMENT AND PLAN OF MERGER	PAGE 5

accordance with this Section 2.04, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, that were previously payable with respect to shares of NWIN common stock such holder had the right to receive upon surrender of the Old Certificate(s).

(f)    The stock transfer books of First Personal shall be closed immediately at the Effective Time, and from and after the Effective Time there shall be no transfers on the stock transfer records of First Personal of any shares of First Personal Common Stock. If, after the Effective Time, Old Certificates are presented to NWIN, they shall be cancelled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Article II.

(g)    NWIN shall be entitled to rely upon First Personal’s stock transfer books to establish the identity of those individuals, partnerships, corporations, trusts, joint ventures, organizations, or other entities (each, a “Person”) entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Old Certificate, NWIN shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party selected by NWIN and thereafter be relieved from any and all liability with respect to any claims thereto.

(h)    If any Old Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Old Certificate to be lost, stolen, or destroyed and, if required by NWIN, the posting by such Person of a bond or other indemnity satisfactory to NWIN as indemnity against any claim that may be made against it with respect to such Old Certificate, NWIN will issue in exchange for such affidavit of lost, stolen, or destroyed Old Certificate, the Merger Consideration deliverable in respect thereof pursuant to, and in accordance with, the other terms and conditions of this Article II.

(i)    Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of First Personal Common Stock that are held as treasury stock of First Personal or owned by NWIN (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted) shall be cancelled and shall cease to exist, and no stock of NWIN or other consideration shall be exchanged therefor.

(j)    Notwithstanding the foregoing, no party hereto, nor the Exchange Agent, shall be liable to any former holder of First Personal Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat, or similar laws.

(k)    If outstanding Old Certificates are not surrendered or the payment for them is not claimed prior to the date on which the Merger Consideration payable therefor would otherwise escheat to, or become the property of, any governmental unit or agency, the unclaimed Merger Consideration shall, to the extent permitted by abandoned property and any other applicable law, become the property of NWIN (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled thereto.

AGREEMENT AND PLAN OF MERGER	PAGE 6

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF FIRST PERSONAL

On or prior to the date hereof, First Personal has delivered to NWIN a schedule (the “First Personal Disclosure Schedule”) setting forth, among other things, items the disclosure of which are necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III or to one or more of its covenants contained in Article V.

For the purpose of this Agreement, and in relation to First Personal and its Subsidiaries (as defined below in the third paragraph of the introduction to this Article III), a “Material Adverse Effect” means any effect that (i) is material and adverse to the results of operations, properties, assets, liabilities, conditions (financial or otherwise), value, prospects, or business of First Personal and its Subsidiaries on a consolidated basis, or (ii) would materially impair the ability of First Personal or any of its Subsidiaries to perform its obligations under this Agreement or any related agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided that, Material Adverse Effect on First Personal shall not be deemed to include the impact of (a) changes in Law (as defined in Section 3.02(b)) or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting requirements, (c) changes or events generally affecting banks, bank holding companies or financial holding companies, or the economy or the financial, securities or credit markets, including changes in prevailing interest rates, liquidity and quality, currency exchange rates, price levels or trading volumes in the United States or foreign securities markets, (d) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, (e) effects of any action or omission taken with the prior written consent of NWIN or at the direction of NWIN, (f) changes resulting from professional expenses (such as legal, accounting, consulting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, and (g) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement, on the business, financial condition, or results of operations of First Personal and its Subsidiaries; except with respect to clauses (a), (b), (c) and (d), to the extent that the effects of such change are disproportionately adverse to results of operations, properties, assets, liabilities, conditions (financial or otherwise), value, prospects, or business of First Personal and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which First Personal and its Subsidiaries operate.

For the purpose of this Agreement, and in relation to First Personal and its Subsidiaries, “knowledge” means those facts that are actually known by the officers of First Personal and its Subsidiaries who are listed on Section 3.0 of the First Personal Disclosure Schedule, after due inquiry. Additionally, for the purpose of this Agreement, and in relation to First Personal, its “Subsidiaries” shall mean any entity which is required to be consolidated with First Personal for financial reporting purposes pursuant to United States generally accepted accounting principles (“GAAP”).

AGREEMENT AND PLAN OF MERGER	PAGE 7

Accordingly, First Personal hereby represents and warrants to NWIN as follows, except as set forth in the First Personal Disclosure Schedule:

3.01    Organization and Authority.

(a)    First Personal is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware and is a registered bank holding company under the BHC Act. First Personal has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. First Personal has previously provided NWIN with a complete list of its Subsidiaries. Except for FPB and as provided in the First Personal Disclosure Schedule, First Personal owns directly no voting stock or equity securities of any corporation, partnership, association, or other entity.

(b)    FPB is an Illinois state chartered bank existing under the laws of the State of Illinois. FPB has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Except as set forth in the First Personal Disclosure Schedule, no Subsidiary owns voting stock or equity securities of any corporation, partnership, association, or other entity.

3.02    Authorization.

(a)    First Personal has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Sections 7.02(e) and (f) hereof. This Agreement and its execution and delivery by First Personal have been duly authorized and approved by the Board of Directors of First Personal and, assuming due execution and delivery by NWIN, constitutes a valid and binding obligation of First Personal, subject to the terms and conditions hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt, or other laws of general application relating to or affecting the enforcement of creditors’ rights.

(b)    Neither the execution of this Agreement nor the consummation of the Merger contemplated hereby: (i) conflicts with or violates the Certificate of Incorporation or Bylaws of First Personal or the charter documents of any of First Personal’s Subsidiaries; (ii) conflicts with or violates any applicable local, state, federal, or foreign law, statute, regulation, rule, ordinance, order, restriction, or requirement, and none is in violation of any order, injunction, judgment, writ, or decree of any court or government agency or body (collectively, the “Law”) (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained); (iii) conflicts with, results in a breach of, or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment, or other instrument to which First Personal or any of its Subsidiaries is a party or by which First Personal or any of its Subsidiaries is subject or bound; (iv) results in the creation of or gives any Person the right to create any lien, charge, claim, encumbrance, or security interest, or results in the creation of any other rights or claims of

AGREEMENT AND PLAN OF MERGER	PAGE 8

any other party (other than NWIN) or any other adverse interest, upon any right, property or asset of First Personal or any of its Subsidiaries; or (v) terminates or gives any Person the right to terminate, accelerate, amend, modify, or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment, or other instrument to which First Personal or any of its Subsidiaries is bound or with respect to which First Personal or any of its Subsidiaries is to perform any duties or obligations or receive any rights or benefits.

(c)    Other than in connection or in compliance with the provisions of the applicable federal and state banking, securities, antitrust, and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by, or consent, authorization, or approval of any governmental agency or body is necessary for consummation of the Merger by First Personal.

3.03    Capitalization.

(a)    As of the date of this Agreement, the authorized capital stock of First Personal consists of (i) 2,000,000 shares of First Personal Common Stock, $0.01 par value per share, 1,117,329 shares of which are issued and outstanding, and (ii) 20,000 shares of preferred stock, $0.01 par value per share (“First Personal Preferred Stock”), 1,121 shares of which are issued and outstanding. As of immediately prior to the Effective Time, there shall be no greater than 1,299,763 shares of First Personal Common Stock outstanding, and no shares of First Personal Preferred Stock outstanding. Such issued and outstanding shares of First Personal Common Stock and First Personal Preferred Stock have been duly and validly authorized by all necessary corporate action of First Personal, are validly issued, fully paid, and nonassessable, and have not been issued in violation of any pre-emptive rights. First Personal has no capital stock authorized, issued, or outstanding other than as described in this Section 3.03(a) and, except as provided herein, has no intention or obligation to authorize or issue any other capital stock or any additional shares of stock or securities convertible into stock. Each share of First Personal Common Stock is entitled to one vote per share.

(b)    Except as set forth in the First Personal Disclosure Schedule, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of First Personal are owned by First Personal, directly or indirectly, free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options, and pre-emptive rights and of all other rights or claims of any other Person with respect thereto.

(c)    Except as set forth in the First Personal Disclosure Schedule, there are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements, or subscription rights relating to any shares of First Personal Common Stock, First Personal Preferred Stock, or any shares of capital stock of First Personal’s Subsidiaries, or any securities convertible into or representing the right to purchase or otherwise acquire any common stock, preferred stock, or debt securities of First Personal or its Subsidiaries, by which First Personal is or may become bound. First Personal does not have any outstanding contractual or other obligation to repurchase, redeem, or otherwise acquire any of the issued and outstanding shares of First Personal Common Stock or First Personal Preferred Stock. There are no voting trusts, voting arrangements, buy-sell agreements, or similar arrangements affecting the capital stock of First Personal or its Subsidiaries.

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(d)    Except as set forth in the First Personal Disclosure Schedule, First Personal has no knowledge of any Person which beneficially owns (as defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the “1934 Act”)) 10% or more of the outstanding shares of First Personal Common Stock.

3.04    Organizational Documents. The Certificate of Incorporation and Bylaws of First Personal and any similar governing documents for each of First Personal’s Subsidiaries, representing true, accurate, and complete copies of such corporate documents in effect as of the date of this Agreement, are attached to and included in the First Personal Disclosure Schedule.

3.05    Compliance with Law.

(a)    None of First Personal or any of its Subsidiaries is currently in violation of, and during the preceding four years, none has been in violation of, any applicable Law, except where such violation would not have a Material Adverse Effect on First Personal. First Personal and its Subsidiaries possess and hold all licenses, franchises, permits, certificates, and other authorizations necessary for the continued conduct of their business without interference or interruption, except where the failure to possess and hold the same would not have a Material Adverse Effect, and such licenses, franchises, permits, certificates, and authorizations are transferable (to the extent required) to NWIN at the Effective Time without any restrictions or limitations thereon or the need to obtain any consents of government agencies or other third parties other than as set forth in this Agreement.

(b)    The First Personal Disclosure Schedule sets forth, as of the date hereof, a schedule of all officers (vice presidents and higher) and directors of First Personal who have outstanding loans from First Personal or any of its Subsidiaries, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.

(c)    All of the existing offices and branches of FPB have been legally authorized and established in accordance with all applicable Law. FPB has no approved but unopened offices or branches.

3.06    Accuracy of Information Provided to NWIN. First Personal agrees that the information concerning First Personal or any of its Subsidiaries that is provided or to be provided by First Personal to NWIN for inclusion or that is included in the Registration Statement or Proxy Statement (each as defined in Section 6.02), and any other documents to be filed with any regulatory authority or governmental entity in connection with the Merger and the other transactions contemplated by this Agreement will: (a) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the First Personal

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Shareholders’ Meeting, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement shall be mailed. Notwithstanding the foregoing, First Personal shall have no responsibility for the truth or accuracy of any information with respect to NWIN or any of its Subsidiaries or any of their affiliates contained in the Registration Statement or the Proxy Statement or in any document submitted to, or other communication with, any regulatory agency or governmental body.

3.07    Litigation and Pending Proceedings.

(a)    Except for (i) lawsuits described in the First Personal Disclosure Schedule, and (ii) lawsuits involving collection of delinquent accounts, there are no claims, actions, suits, proceedings, mediations, arbitrations, or investigations pending or, to the knowledge of First Personal, threatened against First Personal or any of its Subsidiaries in any court or before any government agency or authority, arbitration panel, or otherwise which, if determined adversely against First Personal or any of its Subsidiaries, would have a Material Adverse Effect on First Personal.

(b)    Neither First Personal nor any of its Subsidiaries is: (i) subject to any outstanding judgment, order, writ, injunction, or decree of any court, arbitration panel, or governmental agency or authority; (ii) presently charged with or under governmental investigation with respect to any actual or alleged violations of any Law, statute, rule, regulation, or ordinance; or (iii) the subject of any pending or threatened proceeding by any government regulatory agency or authority having jurisdiction over their respective business, assets, capital, properties, or operations.

3.08    Financial Statements and Reports.

(a)    First Personal has delivered to NWIN copies of the following financial statements and reports of First Personal and its Subsidiaries, including the notes thereto (collectively, the “First Personal Financial Statements”):

(i)    consolidated balance sheets and the related consolidated statements of income, consolidated statements of cash flows, and consolidated statements of changes in shareholders’ equity of First Personal as of and for the fiscal years ended December 31, 2014, 2015 and 2016;

(ii)    internal (unaudited) consolidated balance sheet and income statement as of and for the nine months ended September 30, 2017 (without footnotes);

(iii)    internal (unaudited) consolidated balance sheet and income statement as of and for the 12 months ended December 31, 2017 (without footnotes); and

(iv)    Call Reports for FPB for the periods ending on December 31, 2014, 2015, and 2016, and September 30, 2017 (the “Call Reports”).

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(b)    The First Personal Financial Statements present fairly in all material respects the consolidated financial position of First Personal as of and at the dates shown and the consolidated results of operations, (if presented) cash flows and (if presented) changes in shareholders’ equity for the periods covered thereby and are complete, correct, represent bona fide transactions, and have been prepared from the books and records of First Personal and its Subsidiaries. The First Personal Financial Statements described in clause (i) above are audited financial statements and have been prepared in conformance with GAAP, except as may otherwise be indicated in any accountants’ notes or reports with respect to such financial statements.

(c)    Since September 30, 2017 on a consolidated basis, First Personal and its Subsidiaries have not incurred any material liability other than in the ordinary course of business consistent with past practice.

3.09    Material Contracts.

(a)    As of the date of this Agreement, and except as disclosed in the First Personal Disclosure Schedule, neither First Personal nor any of its Subsidiaries, nor any of their respective assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under the following material contracts (collectively, the “Material Contracts”):

(i)    any contract relating to the borrowing of money in excess of $50,000 by First Personal or any of its Subsidiaries or the guarantee by First Personal or any of its Subsidiaries of any such obligation (other than contracts pertaining to fully-secured repurchase agreements, and trade payables, and contracts relating to borrowings or guarantees made in the ordinary course of business);

(ii)    any contract containing covenants that limit the ability of First Personal or any of its Subsidiaries to compete in any line of business or with any Person, or to hire or engage the services of any Person, or that involve any restriction of the geographic area in which, or method by which, First Personal or any of its Subsidiaries may carry on its business (other than as may be required by Law (as defined in Section 3.02(b)) or any Governmental Authority (as defined in Section 5.13)), or any contract that requires it or any of its Subsidiaries to deal exclusively or on a “sole source” basis with another party to such contract with respect to the subject matter of such contract;

(iii)    any contract for, with respect to, or that contemplates, a possible merger, consolidation, reorganization, recapitalization, joint venture, or other business combination, or asset sale or sale of equity securities not in the ordinary course of business consistent with past practice, with respect to First Personal or any of its Subsidiaries;

(iv)    any lease of real or personal property providing for total aggregate lease payments by or to First Personal or its Subsidiaries during the remaining term of the agreement in excess of $50,000 or having a remaining term in excess of two years, other than financing leases entered into in the ordinary course of business in which First Personal or any of its Subsidiaries is the lessor;

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(v)    any contract that involves total aggregate expenditures or receipts by First Personal or any of its Subsidiaries in excess of $50,000 during the remaining term of the agreement or having a remaining term in excess of two years; or

(vi)    each licensing agreement or other contract with respect to patents, trademarks, copyrights, or other intellectual property, including software agreements and including agreements with current or former employees, consultants, or contractors regarding the appropriation or the nondisclosure of any of its intellectual property.

(b)    With respect to each of First Personal’s Material Contracts: (i) each such Material Contract is in full force and effect; (ii) neither First Personal nor any of its Subsidiaries is in default thereunder, as such term or concept is defined in each such Material Contract; (iii) neither First Personal nor any of its Subsidiaries has repudiated or waived any material provision of any such Material Contract; (iv) to First Personal’s knowledge, no other party to any such Material Contract is in default; and (v) each such Material Contract is listed in the First Personal Disclosure Schedule and a true and complete copy of each has been previously delivered to NWIN.

(c)    Neither First Personal nor any of its Subsidiaries have entered into any interest rate swaps, caps, floors, option agreements, futures and forward contracts, or other similar risk management arrangements, whether entered into for First Personal’s own account or for the account of one or more of its Subsidiaries or their respective customers.

3.10    Absence of Undisclosed Liabilities. Except as provided in the First Personal Financial Statements and except (i) for unfunded loan commitments and obligations on letters of credit to customers of First Personal’s Subsidiaries made in the ordinary course of business, (ii) for trade payables incurred in the ordinary course of business, (iii) for the transactions contemplated by this Agreement, and (iv) any other transactions which would not result in a material liability, none of First Personal or any of its Subsidiaries has any obligation, agreement, contract, commitment, liability, lease, or license made outside the ordinary course of business, nor, to First Personal’s knowledge, does there exist any circumstances resulting from transactions effected or events occurring on or prior to the date of this Agreement or from any action omitted to be taken during such period which could reasonably be expected to result in any such obligation, agreement, contract, commitment, liability, lease, or license. None of First Personal or any of its Subsidiaries is delinquent in the payment of any material amount due pursuant to any trade payable, and each has properly accrued for such payables in accordance with GAAP.

3.11    Title to Properties.

(a)    The First Personal Disclosure Schedule includes a list of all real property owned (including other real estate owned (“OREO”)) and leased by First Personal or any Subsidiary. First Personal or one of its Subsidiaries, as the case may be, has marketable title in fee simple to all owned real property (including, without limitation, all real property used as bank premises and all OREO); marketable title to all personal property reflected in the First Personal Financial Statements as of September 30, 2017, other than personal property disposed of in the ordinary course of business since September 30, 2017; the right to use by valid and enforceable written

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lease or contract all other real property which First Personal or any of its Subsidiaries uses in its respective business; marketable title to, or right to use by terms of a valid and enforceable written lease or contract, all other tangible and intangible property used in its respective business to the extent material thereto; and marketable title to all material property and assets acquired (and not disposed of) or leased since September 30, 2017. All of such owned properties and assets are owned by First Personal or its Subsidiaries free and clear of all land or conditional sales contracts, mortgages, liens, pledges, restrictions, options, security, interests, charges, claims, rights of third parties, or encumbrances of any nature except: (i) as set forth in the First Personal Disclosure Schedule; (ii) as specifically noted in reasonable detail in the First Personal Financial Statements; (iii) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings; (iv) pledges or liens required to be granted in connection with the acceptance of government deposits or granted in connection with repurchase or reverse repurchase agreements; and (v) easements, encumbrances and liens and other matters of record, imperfections of title and other limitations which are not material in amount and which do not detract from the value or materially interfere with the present or contemplated use of any of the properties subject thereto or otherwise materially impair the use thereof for the purposes for which they are held or used. All real property owned or leased by First Personal or its Subsidiaries is in compliance in all material respects with all applicable zoning and land use laws and there are no encroachments or other violations of law with respect to any such property. All such properties also comply in all material respects with all applicable private agreements, zoning requirements and other governmental Law and regulations relating thereto, and there are no condemnation proceedings pending or threatened with respect to such properties. All real property, machinery, equipment, furniture and fixtures owned or leased by First Personal or its Subsidiaries that is material to their respective businesses is in good operating condition for its intended purpose (ordinary wear and tear excepted) and has been and is being maintained and repaired in the ordinary condition of business.

(b)    After the date hereof, NWIN shall be entitled, at its own cost, to obtain new commitments for, and policies of title insurance or surveys in respect of, any real property owned or leased by First Personal or its Subsidiaries and shall promptly after receipt provide copies of such commitments and surveys to First Personal. Within 30 days after the later of NWIN’s receipt of such surveys and title commitments for any of real property owned or leased by First Personal or its Subsidiaries (other than OREO), NWIN shall notify First Personal of any objections to any exceptions, conditions, or other matters contained in or set forth in any survey or title commitment other than Standard Permitted Exceptions (the “Unpermitted Exceptions”). The term “Standard Permitted Exceptions” shall include (i) liens for real estate taxes and assessments not yet delinquent; and (ii) utility, access and other easements, rights of way, restrictions, set-backs, zoning requirements and exceptions existing on the real estate owned or leased by First Personal as shown in the title commitments or surveys, none of which impair such real property for the use and business being conducted thereon in any material respect. If First Personal agrees to attempt to cure any such Unpermitted Exceptions, within ten days after receipt of such written notice of Unpermitted Exceptions from NWIN, First Personal shall commence using commercially reasonable efforts to cure any such Unpermitted Exceptions to the reasonable satisfaction of NWIN prior to the Closing. If First Personal agrees to cure the Unpermitted Exceptions but is unable to cure the Unpermitted Exceptions to the reasonable satisfaction of NWIN prior to the Closing, or does not agree to do so, NWIN may either: (i) waive the uncured Unpermitted Exceptions and close the transactions contemplated by this

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Agreement; or (ii) if such Unpermitted Exceptions decrease the value of the property by more than $100,000 in the reasonable and good faith estimate of NWIN or would require the expenditure of monies in excess of $100,000 to cure such Unpermitted Exceptions, terminate this Agreement, in which event this Agreement shall be terminated, and neither party shall have any further obligation or liability to the other party hereunder; or (iii) reduce the Cash Consideration by the amount NWIN and First Personal reasonably determine will be required to remove or cure the Unpermitted Exceptions (or provide a reasonable alternative thereto).

(c)    With respect to all real property presently or formerly owned, leased, or used by First Personal or any of its Subsidiaries, First Personal, its Subsidiaries, and, to First Personal’s knowledge, each of the prior owners, have conducted their respective business in material compliance with all applicable Law relating to, without limitation, responsible property transfer, underground storage tanks, petroleum products, air pollutants, water pollutants, or storm water or process waste water, or otherwise relating to the environment, air, water, soil, or toxic or hazardous substances or to the manufacturing, recycling, handling, processing, distribution, use, generation, treatment, storage, disposal, or transport of any hazardous or toxic substances or petroleum products (including polychlorinated biphenyls, whether contained or uncontained, and asbestos-containing materials, whether friable or not), including, without limitation, the Federal Solid Waste Disposal Act, the Hazardous and Solid Waste Amendments, the Federal Clean Air Act, the Federal Clean Water Act, the Occupational Health and Safety Act, the Federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the Superfund Amendments and Reauthorization Act of 1986, all as amended, and regulations of the Environmental Protection Agency, the Nuclear Regulatory Agency, the Army Corps of Engineers, the Department of Interior, the United States Fish and Wildlife Service, and any state department of natural resources or state environmental protection agency now or at any time thereafter in effect (collectively, “Environmental Laws”). There are no pending or, to the knowledge of First Personal, threatened claims, actions, or proceedings by any local municipality, sewage district, or other governmental entity against First Personal or any of its Subsidiaries with respect to the Environmental Laws, and, to First Personal’s knowledge, there is no reasonable basis or grounds for any such claim, action, or proceeding. No environmental clearances are required for the conduct of the business of First Personal or any of its Subsidiaries as currently conducted or the consummation of the Merger or any of the other transactions contemplated hereby. Neither First Personal nor any of its Subsidiaries is the owner, or has been in the chain of title or the operator or lessee, of any property on which any substances have been used, stored, deposited, treated, recycled, or disposed of, other than in compliance with Environmental Laws and which substances, if known to be present on, at or under such property, would require clean-up, removal, treatment, abatement, response costs, or any other remedial action under any Environmental Law. Neither First Personal nor any of its Subsidiaries has any liability for any clean-up or remediation under any of the Environmental Laws with respect to any real property.

3.12    Loans and Investments.

(a)    Section 3.12(a) of the First Personal Disclosure Schedule contains (i) a list of each loan by FPB that has been classified by regulatory examiners or management as “Other Loans Especially Mentioned,” “Substandard,” “Doubtful,” or “Loss” or that has been identified by

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accountants or auditors (internal or external) as having a significant risk of uncollectability as of September 30, 2017; (ii) the most recent loan watch list of FPB and a list of all loans which have been determined to be 30 days or more past due with respect to principal or interest payments, have been placed on nonaccrual status, or have been designated as Troubled Debt Restructuring loans; and (iii) a description of all unfunded loan commitments (and loans currently under consideration) of the types and amounts described in Section 5.03(a)(iv) of this Agreement. First Personal and FPB have not sold, purchased, or entered into any loan participation arrangement which was outstanding at September 30, 2017, except where such participation is on a pro rata basis according to the respective contributions of the participants to such loan amount. The First Personal Disclosure Schedule also contains a true, accurate, and complete list of all loans in which FPB has any participation interest or which have been made with or through another financial institution on a recourse basis against FPB.

(b)    All loans reflected in the First Personal Financial Statements as of September 30, 2017 and which have been made, extended, renewed, restructured, approved, amended, or acquired since September 30, 2017: (i) have been made for good, valuable, and adequate consideration in the ordinary course of business; (ii) constitute the legal, valid, and binding obligation of the obligor and any guarantor named therein, except to the extent limited by general principles of equity and public policy or by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt, or other Laws of general application relative to or affecting the enforcement of creditors’ rights; (iii) are evidenced by notes, instruments, or other evidences of indebtedness which are true, genuine, and what they purport to be; and (iv) are secured by perfected security interests or recorded mortgages naming FPB as the secured party or mortgagee (unless by written agreement to the contrary).

(c)    The allowance for loan and lease losses and the carrying value for OREO which are shown on the First Personal Financial Statements are, in the judgment of management of First Personal, adequate in all material respects under the requirements of GAAP to provide for possible losses on items for which reserves were made, on loans and leases outstanding and OREO as of the respective dates.

(d)    None of the investments reflected in the First Personal Financial Statements as of and for the nine months ended September 30, 2017, and none of the investments made by any Subsidiary of First Personal since September 30, 2017, are subject to any restriction, whether contractual or statutory, which materially impairs the ability of such Subsidiary to dispose freely of such investment at any time. Neither First Personal nor any of its Subsidiaries is a party to any repurchase agreements with respect to securities. All United States Treasury securities, obligations of other United States Government agencies and corporations, obligations of states of the United States and their political subdivisions, and other investment securities classified as “held to maturity” held by First Personal and FPB, as reflected in the latest balance sheet in the First Personal Financial Statements, are carried in the aggregate at no more than cost adjusted for amortization of premiums and accretion of discounts. All United States Treasury securities, obligations of other United States Government agencies and corporations, obligations of states of the United States and their political subdivisions, and other investment securities classified as “available for sale” held by First Personal and FPB, as reflected in the latest balance sheet in the First Personal Financial Statements, are carried in the aggregate at market value. Provisions for losses have been made on all such securities that have had a decline in value deemed “other than temporary” as defined in SEC Staff Accounting Bulletin No. 59.

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3.13    Indebtedness. Except as set forth in Section 3.13 of the First Personal Disclosure Schedule, and except for customer deposits and ordinary trade payables and FHLB advances, neither First Personal nor any of its Subsidiaries has, and none will have at the Effective Time, any indebtedness for borrowed money.

3.14    No Shareholder Rights Plan. First Personal has no outstanding shareholder rights plan or any other plan, program, or agreement involving, restricting, prohibiting, or discouraging a change in control or merger of First Personal or which reasonably could be considered an anti-takeover mechanism.

3.15    Employee Benefit Plans.

(a)    With respect to the employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), sponsored or otherwise maintained by any member of a controlled group of corporations under Code Section 414(b) of which First Personal is or was a member, and any trade or business (whether or not incorporated) which is or was under common control with First Personal under Code Section 414(c), and all other entities which together with First Personal are or were prior to the date hereof treated as a single employer under Code Section 414(m) or 414(o) (an “ERISA Affiliate”), whether written or oral, in which First Personal or any ERISA Affiliate participates as a participating employer, or to which First Personal or any ERISA Affiliate contributes, or any nonqualified employee benefit plans or agreements, or employment agreements, change in control agreements, severance plans or agreements, or deferred compensation, bonus, stock, performance share, phantom stock or incentive plans or arrangements, collective bargaining agreements, or other employee benefit or fringe benefit programs, or other compensation agreements or plans for the benefit of former or current service providers, including without limitation, employees, officers, or directors (or their beneficiaries or dependents) of First Personal or any ERISA Affiliate, and including any such plans which have been terminated, merged into another plan, frozen or discontinued since January 1, 2012 (individually, a “First Personal Plan” and collectively, the “First Personal Plans”), First Personal represents and warrants, except as set forth in Section 3.15(a) of the First Personal Disclosure Schedule:

(i)    All such First Personal Plans have, on a continuous basis since their adoption, been, in all material respects, maintained in compliance with their respective terms and with the requirements prescribed by all applicable statutes, orders, and governmental rules or regulations, including without limitation, ERISA and the Department of Labor Regulations promulgated thereunder and the Code and Treasury Regulations promulgated thereunder.

(ii)    All First Personal Plans intended to constitute tax-qualified plans under Code Section 401(a) have complied in form since their adoption and have been timely amended to comply in all material respects with all applicable requirements of the Code and the Treasury Regulations and each such Plan either (A) has received a determination letter from the Internal Revenue Service upon which First Personal may rely regarding such plan’s tax qualified status under the Code, or (B) is a pre-approved volume submitter or prototype plan that is the subject of an opinion letter issued by the Internal Revenue Service.

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(iii)    All First Personal Plans that are non-qualified deferred compensation arrangements subject to Code Section 409A, have complied in documentation and operation with the requirements of Code Section 409A and the Treasury Regulations promulgated thereunder.

(iv)    No First Personal Plan (or its related trust) holds any stock or other securities of First Personal and no First Personal Plan allows for the granting of any awards over or with respect to any stock or other securities of First Personal.

(v)    Neither First Personal, an ERISA Affiliate, nor any other fiduciary as defined in ERISA Section 3(21)(A) of a First Personal Plan has engaged in any transaction that may subject First Personal, any ERISA Affiliate, or any First Personal Plan to a civil penalty imposed by ERISA Section 502 or any other provision of ERISA or excise taxes under Code Section 4971, 4975, 4976, 4977, 4979, 4980B, or 4980H.

(vi)    No event has occurred which would reasonably constitute grounds for an enforcement action by any party under Part 5 of Title I of ERISA with respect to any First Personal Plan.

(vii)    There are no examinations, audits, enforcement actions, or proceedings, or any other investigations, pending or threatened by any governmental agency involving any First Personal Plan.

(viii)    There are no actions, suits, proceedings, or claims pending (other than routine claims for benefits) or, to the knowledge of First Personal, threatened against First Personal or any ERISA Affiliate in connection with any First Personal Plan or the assets of any First Personal Plan.

(ix)    Any First Personal Plan may be amended and terminated at any time without any material liability and these rights have always been maintained by First Personal and its ERISA Affiliates.

(b)    First Personal has provided or made available to NWIN true, accurate, and complete copies and, in the case of any plan or program which has not been reduced to writing, a materially complete summary, of all of the following First Personal Plans, as applicable:

(i)    All current plan documents for each such First Personal Plan, all amendments thereto, and, if required under the reporting and disclosure requirements of ERISA, all current summary plan descriptions thereof (including any modifications thereto);

(ii)    All reports filed with the Internal Revenue Service or the Department of Labor within the preceding three years by First Personal or any ERISA Affiliate with respect to any First Personal Plan;

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(iii)    All current participants in any First Personal Plan and all participants with benefit entitlements under any First Personal Plan; and

(iv)    Valuations or allocation reports for any defined contribution and defined benefit plans as of the most recent allocation and valuation dates.

(c)    Except as disclosed in Section 3.15(c) of the First Personal Disclosure Schedule, no current or former director, officer, or employee of First Personal or any ERISA Affiliate (i) is entitled to or may become entitled to any benefit under any First Personal Plans that are welfare benefit plans (as defined in ERISA Section 3(1)) after termination of employment with First Personal or any ERISA Affiliate, except to the extent such individuals may be entitled to continue their group health care coverage pursuant to Code Section 4980B, or (ii) is currently receiving, or entitled to commence receiving, a disability benefit under a long-term or short-term disability plan that is a First Personal Plan maintained by First Personal or an ERISA Affiliate.

(d)    With respect to all First Personal Plans that are group health plans as defined in ERISA Section 607(1), sponsored or maintained by First Personal or any ERISA Affiliate, no director, officer, employee, or agent of First Personal or any ERISA Affiliate has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act, would cause a tax to be imposed on First Personal or any ERISA Affiliate under Code Section 4980B(a), or would cause a penalty to be imposed under ERISA and the regulations promulgated thereunder. With respect to all First Personal Plans that are welfare benefit plans, no such plan is self-insured by First Personal or an ERISA Affiliate.

(e)    No Voluntary Employees’ Beneficiary Association, as defined in Code Section 501(c)(9), is sponsored or maintained by First Personal or any ERISA Affiliate.

(f)    Except as contemplated in this Agreement or as disclosed in Section 3.15(f) of the First Personal Disclosure Schedule, there are no benefits or liabilities under any employee benefit plan or program that will be accelerated or otherwise come due, or would be required to be funded, as a result of the transactions contemplated by the terms of this Agreement. As a result, directly or indirectly, of the transactions contemplated by this Agreement (including without limitation any termination of employment relating thereto and occurring prior to, at or following the Effective Time), First Personal, its ERISA Affiliates, and their respective successors will not be obligated to make a payment that would be characterized as an “excess parachute payment” to an individual who is a “disqualified individual,” as such terms are defined in Code Section 280G.

(g)    Neither First Personal nor any of its ERISA Affiliates has ever sponsored, maintained, participated in, contributed to, or had any obligation with respect to any plan that is subject to Code Section 412 or Title IV of ERISA, that is or has been subject to Sections 4063 or 4064 of ERISA or that is a “multiple employer welfare arrangement,” as defined in Section 3(40) of ERISA. Neither First Personal nor any of its ERISA Affiliates has ever participated in or had any obligation to contribute to a “multiemployer plan,” as defined in Section 3(37) of ERISA.

(h)    Except as contemplated by this Agreement, neither First Personal nor any ERISA Affiliate has made any promises or commitments, whether legally binding or not, to create any new plan, agreement, or arrangement, or to modify or change in any material way First Personal Plans.

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3.16    Labor and Employment Matters. First Personal is and has been in compliance with all applicable Law relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, worker’s compensation, equal employment opportunity, age and disability discrimination, immigration control, employee classification, information privacy and security, payment and withholding of taxes. To the knowledge of First Personal, no employee with annual compensation of $50,000 or more plans to terminate his or her employment with First Personal or any Subsidiary. Within the past three years, there has not been, and as of the date of this Agreement there is not pending or threatened, any labor dispute, work stoppage, labor strike, or lockout against First Personal. No employee of First Personal or any of its Subsidiaries is covered by an effective or pending collective bargaining agreement or similar labor agreement. To First Personal’s knowledge, there has not been any activity on behalf of any labor organization or employee group to organize any such employees. Except as set forth on the First Personal Disclosure Schedule, no employee or independent contractor of First Personal or any of its Subsidiaries is a party to any employment agreement, confidentiality, non-disclosure, or proprietary information agreement, non-compete agreement, non-solicitation agreement, or any similar agreement with First Personal or any of its Subsidiaries (the “Employee Agreements”), and neither First Personal, any Subsidiary, nor any employee or independent contractor is in violation of any such Employee Agreement. First Personal is in compliance with all notice and other requirements under the Worker Adjustment and Retraining Notification Act of 1988, and any other similar applicable foreign, state, or local laws relating to facility closings and layoffs.

3.17    Obligations to Employees. All material obligations and liabilities of and all payments by First Personal or any ERISA Affiliate and all First Personal Plans, whether arising by operation of law, by contract, or by past custom, for payments to trusts or other funds, to any government agency or authority, or to any present or former director, officer, employee, or agent (or his or her heirs, legatees, or legal representatives) have been and are being paid to the extent required by applicable Law or by the plan, trust, contract, or past custom or practice, and adequate actuarial accruals and reserves for such payments have been and are being made by First Personal or an ERISA Affiliate in accordance with GAAP and applicable law applied on a consistent basis and sound actuarial methods with respect to the following: (a) withholding taxes or unemployment compensation; (b) First Personal Plans; (c) employment, salary continuation, change in control, consulting, retirement, early retirement, severance, or reimbursement; and (d) collective bargaining plans and agreements. All accruals and reserves referred to in this Section 3.17 are correctly and accurately reflected and accounted for in the First Personal Financial Statements and the books, statements, and records of First Personal.

3.18    Taxes, Returns, and Reports. Each of First Personal and its Subsidiaries has since January 1, 2011 (a) duly and timely filed all federal, state, local, and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate, and complete; (b) paid or otherwise adequately reserved in accordance with GAAP for all taxes, assessments, and other governmental charges due or claimed to be due upon it or any of its income, properties, or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). First Personal has established, and shall establish in the Subsequent First Personal

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Financial Statements (as defined in Section 5.11), in accordance with GAAP, a reserve for taxes in the First Personal Financial Statements adequate to cover all of First Personal’s and its Subsidiaries’ tax liabilities (including, without limitation, income taxes, payroll taxes, and withholding, and franchise fees) for the periods then ending. Neither First Personal nor any of its Subsidiaries has, nor will any of them have, any liability for taxes of any nature for or with respect to the operation of its business, from the date hereof up to and including the Effective Time, except to the extent set forth in the Subsequent First Personal Financial Statements (as defined in Section 3.08(a)) or as accrued or reserved for on the books and records of First Personal or its Subsidiaries. Except as set forth in Section 3.18 of the First Personal Disclosure Schedule, neither First Personal nor any of its Subsidiaries is currently under audit by any state or federal taxing authority. Except as set forth in Section 3.18 of the First Personal Disclosure Schedule, no federal, state, or local tax returns of First Personal or any of its Subsidiaries have been audited by any taxing authority during the past five years.

3.19    Deposit Insurance. The deposits of FPB are insured by the Federal Deposit Insurance Corporation in accordance with the Federal Deposit Insurance Act, as amended, to the fullest extent provided by applicable law, and First Personal or FPB has paid, prepaid, or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.

3.20    Insurance. The First Personal Disclosure Schedule contains a true, accurate and complete list of all policies of insurance (including, without limitation, bankers’ blanket bond, directors’ and officers’ liability insurance, property and casualty insurance, group health or hospitalization insurance and insurance providing benefits for employees) owned or held by First Personal or any of its Subsidiaries on the date hereof or with respect to which First Personal or any of its Subsidiaries pays any premiums. Each such policy is in full force and effect and all premiums due thereon have been paid when due.

3.21    Books and Records. The books of account, minute books, stock record books, and other records of First Personal and its Subsidiaries are complete and correct in all material respects and have been maintained in accordance with the First Personal’s business practices and all applicable Laws, including the maintenance of an adequate system of internal controls required by such Laws. The minute books of First Personal and each of its Subsidiaries contain accurate and complete records in all material respects of all meetings held of, and corporate action taken by, its respective shareholders, boards of directors and committees of the boards of directors. At the Closing, all of those books and records will be in the possession of First Personal and its Subsidiaries.

3.22    Broker’s, Finder’s, or Other Fees. Except for reasonable fees and expenses of First Personal’s attorneys and accountants and the contractually-agreed fees and expenses of Piper Jaffray & Co. (“Piper Jaffray”), First Personal’s financial advisor with respect to this Agreement under the agreement identified on the First Personal Disclosure Schedule, all of which shall be paid or accrued by First Personal at or prior to the Effective Time, no agent, broker, or other Person acting on behalf of First Personal or any of its Subsidiaries or under any authority of First Personal or any of its Subsidiaries is or shall be entitled to any commission, broker’s, or finder’s fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement or the Merger or other transactions contemplated hereby.

AGREEMENT AND PLAN OF MERGER	PAGE 21

3.23    Interim Events. Except as otherwise permitted hereunder or disclosed on the First Personal Disclosure Schedule, since September 30, 2017, neither First Personal nor any of its Subsidiaries has:

(a)    Experienced any events, changes, developments, or occurrences which have had, or are reasonably likely to have, a Material Adverse Effect on First Personal;

(b)    Suffered any damage, destruction, or loss to any of its properties, not fully paid by insurance proceeds, in excess of $100,000 individually or $250,000 in the aggregate;

(c)    Declared, distributed, or paid any dividend or other distribution to its shareholders, except for the payment of dividends as permitted by Section 5.03(a)(ii) hereof;

(d)    Repurchased, redeemed, or otherwise acquired shares of its common stock, issued any shares of its common stock or stock appreciation rights, or sold or agreed to issue or sell any shares of its common stock, including the issuance of any stock options, or any right to purchase or acquire any such stock or any security convertible into such stock or taken any action to reclassify, recapitalize, or split its stock;

(e)    Granted or agreed to grant any increase in benefits payable or to become payable under any pension, retirement, profit sharing, change in control, health, bonus, insurance, or other welfare benefit plan or agreement to employees, officers, or directors of First Personal or a Subsidiary;

(f)    Increased the salary of (or granted any bonus to) any director, officer, or employee, except for normal annual increases of not more than 3.5% of such individual’s compensation in the ordinary course of business and in accordance with past practices, or entered into any employment contract, indemnity agreement, or understanding with any officer or employee, or installed or amended any existing employee welfare, pension, retirement, change in control, stock option, stock appreciation, stock dividend, profit sharing, or other similar plan or arrangement;

(g)    Leased, sold, or otherwise disposed of any of its assets except in the ordinary course of business, or leased, purchased, or otherwise acquired from third parties any assets except in the ordinary course of business;

(h)    Except for the Merger and other transactions contemplated by this Agreement, merged, consolidated, or sold shares of its (or any of its Subsidiaries’) common stock, agreed to merge or consolidate First Personal or any of its Subsidiaries with or into any third party, agreed to sell any shares of its (or any of its Subsidiaries’) common stock, or acquired or agreed to acquire any stock, equity interest, assets, or business of any third party;

(i)    Incurred, assumed, or guaranteed any material obligation or liability (fixed or contingent) other than obligations and liabilities incurred in the ordinary course of business;

(j)    Mortgaged, pledged, or subjected to a lien, security interest, option, or other encumbrance any of its assets except for tax and other liens which arise by operation of law and with respect to which payment is not past due and except for pledges or liens: (i) required to be granted in connection with acceptance by FPB of government deposits; or (ii) granted in connection with repurchase or reverse repurchase agreements;

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(k)    Canceled, released, or compromised any loan, debt, obligation, claim, or receivable other than in the ordinary course of business;

(l)    Entered into any transaction, contract, or commitment other than in the ordinary course of business;

(m)    Agreed to enter into any transaction for the borrowing or loaning of monies, other than in the ordinary course of its lending business;

(n)    Amended their certificate or articles of incorporation, charter, or bylaws or adopted any resolutions by their board of directors or shareholders with respect to the same; or

(o)    Conducted its respective business in any manner other than substantially as it was being conducted prior to September 30, 2017.

3.24    Insider Transactions. Except as set forth in Section 3.24 of the First Personal Disclosure Schedule, during the preceding four years, no officer or director of First Personal or any of its Subsidiaries, or any member of the “immediate family” or “related interests” (as such terms are defined in Regulation O) of any such officer or director, has currently, or has had during such time period, any direct or indirect interest in any property, assets, business, or right which is owned, leased, held, or used by First Personal or any Subsidiary or in any liability, obligation, or indebtedness of First Personal or any Subsidiary, except for deposits of FPB, securities issued by First Personal, and interests in compensatory arrangements.

3.25    Indemnification Agreements.

(a)    Neither First Personal nor any of its Subsidiaries is a party to any indemnification, indemnity, or reimbursement agreement, contract, commitment, or understanding to indemnify any present or former director, officer, employee, shareholder, or agent against liability, or hold the same harmless from liability, other than as expressly provided in the Certificate of Incorporation or Bylaws of First Personal or the charter documents of a Subsidiary.

(b)    During the preceding four years, no claims have been made against or filed with First Personal or any of its Subsidiaries nor have any claims been, to First Personal’s knowledge, threatened against First Personal or a Subsidiary, for indemnification against liability or for reimbursement of any costs or expenses incurred in connection with any legal or regulatory proceeding by any present or former director, officer, shareholder, employee, or agent of First Personal or any of its Subsidiaries.

3.26    Shareholder Approval.

The affirmative vote of the holders of a majority of the shares of the First Personal Common Stock (which are issued and outstanding on the record date relating to the meeting of shareholders contemplated by Section 5.01 of this Agreement) is required for shareholder approval of this Agreement and the Merger.

3.27    Intellectual Property.

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(a)    First Personal and its Subsidiaries own, or are licensed or otherwise possess sufficient legally enforceable rights to use, all material Intellectual Property (as defined in Section 3.27(g)) that is used by First Personal or its Subsidiaries in their respective businesses as currently conducted. Neither First Personal nor any of its Subsidiaries has (i) licensed any Intellectual Property owned by it or its Subsidiaries in source code form to any third party, or (ii) entered into any exclusive agreements relating to Intellectual Property owned by it.

(b)    First Personal and its Subsidiaries have not infringed or otherwise violated any material Intellectual Property rights of any third party during the preceding four years. There is no claim asserted or, to First Personal’s knowledge, threatened against First Personal and/or its Subsidiaries or any indemnitee thereof concerning the ownership, validity, registerability, enforceability, infringement, use, or licensed right to use any Intellectual Property.

(c)    To First Personal’s knowledge, no third party has infringed, misappropriated, or otherwise violated First Personal or its Subsidiaries’ Intellectual Property rights during the preceding four years. There are no claims asserted or threatened by First Personal or its Subsidiaries, nor has First Personal or its Subsidiaries decided to assert or threaten a claim, that (i) a third party infringed or otherwise violated any of their Intellectual Property rights; or (ii) a third party’s owned or claimed Intellectual Property interferes with, infringes, dilutes, or otherwise harms any of their Intellectual Property rights.

(d)    To the extent First Personal has designated any of its information, materials, or processes a trade secret, First Personal and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all trade secrets that are owned, used, or held by them.

(e)    None of the First Personal Software (as defined in Section 3.27(g) below): (i) contains any bug, defect, or error that materially and adversely affects the use, functionality, or performance of such Software or any system containing or used in conjunction with such Software (collectively, “Defective Code”) that has not been patched and fixed by the Software provider and installed and applied by First Personal and its Subsidiaries; or (ii) fails to comply with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such Software or system.

(f)    No First Personal Software contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware,” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or facilitating, any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding, in any manner, the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) compromising the privacy or data security of any user or damaging or destroying any data file without the user’s consent (collectively, “Malicious Code”), which in the case of (i) and (ii) has not been patched or fixed by the First Personal Software provider and installed and applied by First Personal and its Subsidiaries.

(g)    For purposes of this Agreement, “Intellectual Property” shall mean all patents, trademarks, trade names, service marks, domain names, database rights, copyrights, and any applications therefor, mask works, technology, know-how, trade secrets, inventory, ideas,

AGREEMENT AND PLAN OF MERGER	PAGE 24

algorithms, processes, First Personal Software, and tangible or intangible proprietary information or material and all other intellectual property or proprietary rights. For purposes of this Agreement, “First Personal Software” means all computer software owned by or used in the business of First Personal or any of its Subsidiaries, including source code, executable code, firmware, systems, tools (including business development tools and design tools), assemblers, applets, compilers, user interfaces, binaries, data, databases, and other collections of data in any form or format, however fixed, and all documentation relating thereto.

3.28    Information Technology. The computers, First Personal Software, computer programs, in source code and object code forms, servers, workstations, routers, hubs, switches, circuits, networks, data communication lines, repair and refurbishment equipment, and all other information technology equipment owned, used, or held for use by First Personal or any of its Subsidiaries (collectively, the “First Personal IT Assets”) (i) operate and perform, in all material respects, in accordance with their documentation and functional specifications and otherwise as required for the conduct of First Personal’s and its Subsidiaries’ businesses, and have not materially malfunctioned or failed within the past three years; and (ii) do not contain any Defective Code, Malicious Code, or open source code, other than any such Defective Code, Malicious Code, or open source code which does not have a Material Adverse Effect on First Personal. First Personal and its Subsidiaries take reasonable actions, consistent with current banking industry standards, to protect the confidentiality, integrity, and security of the First Personal IT Assets (and all third party and customer information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification, or corruption, including but not limited to: (A) the use of encryption technology; and (B) the implementation of a security plan which (x) identifies, within a reasonably prompt period of time, any and all external risks to the security of First Personal’s and/or its Subsidiaries’ confidential information or that of third parties or customers, and (y) implements, monitors, and improves adequate and effective safeguards to control those risks. First Personal has implemented reasonable data backup, data storage, system redundancy, and disaster avoidance and recovery procedures, as well as a reasonable business continuity plan, in each case consistent with banking industry practices. No claims are pending or threatened in writing against First Personal or any of its Subsidiaries alleging a violation of any Person’s privacy rights or rights regarding the protection of personally identifiable information or other non-public information.

3.29    Community Reinvestment Act. FPB received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

3.30    Bank Secrecy and Anti-Money Laundering Compliance. Neither First Personal nor any of its Subsidiaries has received any notice or communication from any regulatory authority alleging violation of, or noncompliance with, any legal requirement concerning bank secrecy or anti-money laundering, including the Currency and Foreign Transactions Reporting Act, the Money Laundering Control Act of 1986, Annunzio-Wylie Anti-Money Laundering Act, the Money Laundering Suppression Act of 1994, and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (also known as the USA PATRIOT Act) (each such legal requirement and the rules promulgated thereunder, a “BSA/AML Law”). First Personal and its Subsidiaries have

AGREEMENT AND PLAN OF MERGER	PAGE 25

not been cited, fined, or otherwise notified of any failure by it to comply with a BSA/AML Law which has not been cured. To the knowledge of First Personal and its Subsidiaries, there are no facts or circumstances that could form the basis for assertion of any proceeding against First Personal or its Subsidiaries under any BSA/AML Law that, if determined adversely to First Personal or its Subsidiaries, could reasonably be expected to adversely affect First Personal or its Subsidiaries.

3.31    Agreements with Regulatory Agencies. Except as set forth in Section 3.31 of the First Personal Disclosure Schedule, neither First Personal nor any of its Subsidiaries is subject to any cease-and-desist, consent order, or other order or enforcement action issued by, or is a party to any written agreement, consent agreement, or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been, during the preceding four years, a recipient of any supervisory letter from, or, during the preceding four years, has adopted any policies, procedures, or board resolutions at the request or suggestion of any regulatory agency or other governmental entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated bank holding companies or their subsidiaries (a “First Personal Regulatory Agreement”), nor has First Personal or any of its Subsidiaries been advised, during the preceding four years, by any regulatory agency or other governmental entity that it is considering issuing, initiating, ordering, or requesting any such First Personal Regulatory Agreement. There are no refunds or restitutions required to be paid as a result of any criticism of any regulatory agency or body cited in any examination report of First Personal or any of its Subsidiaries as a result of an examination by any regulatory agency or body, or set forth in any accountant’s or auditor’s report to First Personal or any of its Subsidiaries.

3.32    Approval Delays. To First Personal’s knowledge, there is no reason why the granting of any of the Regulatory Approvals (as defined in Section 7.01(e)) would be denied or unduly delayed.

3.33    Internal Controls. First Personal and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. During the preceding three years, (i) through the date hereof, neither First Personal nor any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies, or methods of First Personal or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that First Personal or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing First Personal or any of its Subsidiaries, whether or not employed by First Personal or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty, or similar violation by First Personal or any of its officers, directors, employees, or agents to the Board of Directors of First Personal or any committee thereof or to any director or officer of First Personal.

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3.34    Fiduciary Accounts. First Personal and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including, without limitation, accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator, or investment adviser, in accordance with the terms of the governing documents and applicable Laws and regulations. Neither First Personal nor any of its Subsidiaries, nor any of their respective directors, officers, or employees, has committed any breach of trust, to First Personal’s knowledge, with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

3.35    Fairness Opinion. First Personal has received an opinion from Piper Jaffray to the effect that, as of the date of this Agreement, the Merger Consideration to be received by the stockholders of First Personal pursuant to this Agreement is fair to such stockholders from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.36    Antitakeover Provisions Inapplicable. The transactions contemplated by this Agreement are not subject to the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transactions,” “business combination,” or other antitakeover laws and regulations of the State of Delaware, including the provisions of the DGCL applicable to First Personal.

3.37    Senior Debt Conversion. All outstanding principal and accrued interest under the Loan Agreement dated June 23, 2014 between First Personal and FPB Note Holding Company, LLC has been converted into 158,705 shares of First Personal Common Stock.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF NWIN

On or prior to the date hereof, NWIN has delivered to First Personal a schedule (the “NWIN Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV or to one or more of its covenants contained in Article V or Article VI.

For the purpose of this Agreement, and in relation to NWIN and its Subsidiaries (as defined below in the third paragraph of the introduction to this Article IV), a “Material Adverse Effect on NWIN” means any effect that (i) is material and adverse to the results of operations, properties, assets, liabilities, conditions (financial or otherwise), value, prospects, or business of NWIN and its Subsidiaries on a consolidated basis, or (ii) would materially impair the ability of NWIN or any of its Subsidiaries to perform its obligations under this Agreement or any related agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided that, Material Adverse Effect on NWIN shall not be deemed to include the impact of (a) changes in Law or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting requirements, (c) changes or events generally affecting banks, bank holding companies or financial holding companies, or the economy or the financial, securities or credit

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markets, including changes in prevailing interest rates, liquidity and quality, currency exchange rates, price levels or trading volumes in the United States or foreign securities markets, (d) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, (e) effects of any action or omission taken with the prior written consent of First Personal or at the direction of First Personal, (f) changes resulting from professional expenses (such as legal, accounting, consulting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, and (g) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement, on the business, financial condition, or results of operations of NWIN and its Subsidiaries; except with respect to clauses (a), (b), (c) and (d), to the extent that the effects of such change are disproportionately adverse to the results of operations, properties, assets, liabilities, conditions (financial or otherwise), value, prospects, or business of NWIN and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which NWIN and its Subsidiaries operate.

For the purpose of this Agreement, and in relation to NWIN and its Subsidiaries, “knowledge” means those facts that are actually known by the executive officers of NWIN. Additionally, for the purpose of this Agreement, and in relation to NWIN, its “Subsidiaries” shall mean any entity which is required to be consolidated with NWIN for financial reporting purposes pursuant to GAAP.

Accordingly, NWIN represents and warrants to First Personal as follows, except as set forth in the NWIN Disclosure Schedule:

4.01    Organization and Authority.

(a)    NWIN is a corporation duly organized and validly existing under the laws of the State of Indiana and is a registered bank holding company under the BHC Act. NWIN has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

(b)    Peoples Bank is an Indiana state-chartered bank existing under the laws of the State of Indiana. Peoples Bank has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

(c)    Each of NWIN’s Subsidiaries other than Peoples Bank is duly organized and validly existing under the laws of its jurisdiction of organization, and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

4.02    Authorization.

(a)    NWIN has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions

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precedent set forth in Sections 7.01(d), (e), (f), and (j) hereof. This Agreement and its execution and delivery by NWIN have been duly authorized and approved by the Board of Directors of NWIN and, assuming due execution and delivery by First Personal, constitutes a valid and binding obligation of NWIN, subject to the terms and conditions hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt, or other laws of general application relating to or affecting the enforcement of creditors’ rights.

(b)    Neither the execution of this Agreement nor the consummation of the Merger contemplated hereby: (i) conflicts with or violates the Articles of Incorporation or By-Laws of NWIN or the charter documents of any of NWIN’s Subsidiaries; (ii) conflicts with or violates any applicable local, state, federal, or foreign Law, statute, ordinance, rule, or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ, or decree; (iii) conflicts with, results in a breach of, or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment, or other instrument to which NWIN or any of its Subsidiaries is a party or by which NWIN or any of its Subsidiaries is subject or bound; (iv) results in the creation of or gives any Person the right to create any lien, charge, claim, encumbrance, or security interest, or results in the creation of any other rights or claims of any other party (other than First Personal) or any other adverse interest, upon any right, property, or asset of NWIN or any of its Subsidiaries; or (v) terminates or gives any Person the right to terminate, accelerate, amend, modify, or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment, or other instrument to which NWIN or any of its Subsidiaries is bound or with respect to which NWIN or any of its Subsidiaries is to perform any duties or obligations or receive any rights or benefits.

(c)    Other than in connection or in compliance with the provisions of the applicable federal and state banking, securities, antitrust, and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by, or consent, authorization, or approval of any governmental agency or body is necessary for consummation of the Merger by NWIN.

4.03    Capitalization. As of the date of this Agreement, the authorized capital stock of NWIN consists of (i) 20,000,000 shares of common stock, without par value, 2,868,940 shares of which are issued and outstanding (and which includes shares of restricted stock), and (ii) 10,000,000 shares of preferred stock, without par value, none of which are issued and outstanding. There are no outstanding options to purchase shares of NWIN common stock. Such issued and outstanding shares have been duly and validly authorized by all necessary corporate action of NWIN, are validly issued, fully paid, and nonassessable, and have not been issued in violation of any pre-emptive rights. Each share of NWIN common stock is entitled to one vote per share.

4.04    Compliance with Law.

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(a)    None of NWIN or any of its Subsidiaries is currently in violation of, and during the preceding four years, none has been in violation of any applicable Law, except where such violation would not have a Material Adverse Effect on NWIN. NWIN and its Subsidiaries possess and hold all licenses, franchises, permits, certificates, and other authorizations necessary for the continued conduct of their business without interference or interruption, except where the failure to possess and hold the same would not have a Material Adverse Effect on NWIN.

(b)    NWIN is not subject to any understandings or commitments with, and there are no orders or directives of, any government regulatory agencies or authorities with respect to the financial condition, results of operations, business, assets, or capital of NWIN or its Subsidiaries. There are no refunds or restitutions required to be paid as a result of any criticism of any regulatory agency or body cited in any examination report of NWIN or any of its Subsidiaries as a result of an examination by any regulatory agency or body, or set forth in any accountant’s or auditor’s report to NWIN or any of its Subsidiaries.

(c)    Since the enactment of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), NWIN, to its knowledge, has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. NWIN maintains a system of disclosure controls and procedures as defined in Rule 13a-15 and 15d-15 under the 1934 Act that are designed to provide reasonable assurance that information required to be disclosed by NWIN in reports that NWIN is required to file under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to NWIN’s management to allow timely decisions regarding required disclosures. As of December 31, 2016, to the knowledge of NWIN, such controls and procedures were effective, in all material respects, to provide such reasonable assurance.

(d)    All of the existing offices and branches of Peoples Bank have been legally authorized and established in accordance with all applicable Law, except such as would not have a Material Adverse Effect on NWIN.

4.05    Absence of Undisclosed Liabilities. Except (i) as provided in the NWIN financial statements included in its SEC Reports (as defined in Section 4.17), (ii) for unfunded loan commitments and obligations on letters of credit to customers of NWIN’s Subsidiaries made in the ordinary course of business, (iii) for trade payables incurred in the ordinary course of business, (iv) for the transactions contemplated by this Agreement, and (v) any other transactions which would not result in a material liability, none of NWIN or any of its Subsidiaries has any obligation, agreement, contract, commitment, liability, lease, or license made outside the ordinary course of business, except where the aggregate of the amount due under such obligations, agreements, contracts, commitments, liabilities, leases, or licenses would not have a Material Adverse Effect on NWIN, nor, to NWIN’s knowledge, does there exist any circumstances resulting from transactions effected or events occurring on or prior to the date of this Agreement or from any action omitted to be taken during such period which could reasonably be expected to result in any such obligation, agreement, contract, commitment, liability, lease, or license. None of NWIN or any of its Subsidiaries is delinquent in the payment of any material amount due pursuant to any trade payable, and each has properly accrued for such payables in accordance with GAAP, except where the failure to so accrue would not constitute a Material Adverse Effect on NWIN.

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4.06    Accuracy of Information Provided to First Personal. NWIN agrees that the information concerning NWIN or any of its Subsidiaries that is provided or to be provided by NWIN to First Personal for inclusion or that is included in the Registration Statement or Proxy Statement and any other documents to be filed with any regulatory authority or governmental entity in connection with the Merger and the other transactions contemplated by this Agreement, will: (a) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the First Personal Shareholders’ Meeting, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement shall be mailed. Notwithstanding the foregoing, NWIN shall have no responsibility for the truth or accuracy of any information with respect to First Personal or any of its Subsidiaries or any of their affiliates contained in the Registration Statement or the Proxy Statement or in any document submitted to, or other communication with, any regulatory authority or governmental entity.

4.07    Financial Statements and Reports.

(a)    The following financial statements and reports of NWIN and its Subsidiaries, including the notes thereto (collectively, the “NWIN Financial Statements”) are publicly available:

(i)    consolidated balance sheets and the related consolidated statements of income, consolidated statements of cash flows, and consolidated statements of changes in shareholders’ equity of NWIN as of and for the fiscal years ended December 31, 2016, 2015, and 2014;

(ii)    interim unaudited consolidated balance sheet and income statement as of and for the nine months ended September 30, 2017; and

(iii)    Call Reports for Peoples Bank as of the close of business on December 31, 2016, 2015, and 2014, and as of and for the three months ended September 30, 2017.

(b)    The NWIN Financial Statements described in clauses (i) and (ii) above present fairly, in all material respects, the consolidated financial position of NWIN as of and at the dates shown and the consolidated results of operations, cash flows and shareholders’ equity for the periods covered thereby and are complete, correct, represent bona fide transactions, and have been prepared from the books and records of NWIN and its Subsidiaries. The NWIN Financial Statements described in clause (i) above are audited financial statements and have been prepared in conformance with GAAP, except as may otherwise be indicated in any accountants’ notes or reports with respect to such financial statements.

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(c)    Since September 30, 2017, on a consolidated basis, NWIN and its Subsidiaries have not incurred any material liability other than in the ordinary course of business consistent with past practice.

(d)    NWIN’s securities are not listed, or quoted, for trading on any U.S. domestic or foreign securities exchange, other than the OTC Pink marketplace. NWIN satisfies all of the quantitative maintenance criteria of the OTC Pink marketplace.

4.08    Adequacy of Reserves. The reserves, the allowance for loan and lease losses, and the carrying value for real estate owned which are shown on the NWIN Financial Statements are, in the judgment of management of NWIN, adequate, in all material respects, under the requirements of GAAP to provide for possible losses on items for which reserves were made, on loans and leases outstanding, and real estate owned as of the respective dates.

4.09    Litigation and Pending Proceedings.

(a)    Except for lawsuits involving collection of delinquent accounts and other matters involving NWIN or its Subsidiaries in the ordinary course of its business, there are no claims, actions, suits, proceedings, mediations, arbitrations, or investigations pending or, to the knowledge of NWIN, threatened against NWIN or any of its Subsidiaries in any court or before any government agency or authority, arbitration panel, or otherwise which, if determined adversely to NWIN or any of its Subsidiaries, would have a Material Adverse Effect on NWIN.

(b)    Neither NWIN nor any of its Subsidiaries is: (i) subject to any outstanding judgment, order, writ, injunction, or decree of any court, arbitration panel, or governmental agency or authority; (ii) presently charged with or under governmental investigation with respect to, any actual or alleged violations of any Law, statute, rule, regulation, or ordinance; or (iii) the subject of any pending or threatened proceeding by any government regulatory agency or authority having jurisdiction over their respective business, assets, capital, properties, or operations.

4.10    Taxes, Returns, and Reports. Each of NWIN and its Subsidiaries has since January 1, 2011 (a) duty and timely filed all material federal, state, local, and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate, and complete in all material respects; (b) paid or otherwise adequately reserved in accordance with GAAP for all taxes, assessments, and other governmental charges due or claimed to be due upon it or any of its income, properties, or assets, unless being contested in good faith; and (c) not requested an extension of time for any such payments (which extension is still in force). NWIN has established, and shall establish in future publicly-filed financial statements, in accordance with GAAP, a reserve for taxes in the NWIN Financial Statements adequate to cover all of NWIN’s and its Subsidiaries tax liabilities (including, without limitation, income taxes, payroll taxes, and withholding, and franchise fees) for the periods then ending. Neither NWIN nor any of its Subsidiaries, to their knowledge, has, nor will any of them have, any liability for material taxes of any nature for or with respect to the operation of its business, from the date hereof up to and including the Effective Time, except to the extent set forth in NWIN’s future publicly-filed financial statements and as accrued or reserved for on the books and records of NWIN or its Subsidiaries. Neither NWIN nor any of its Subsidiaries is currently under audit by any state or

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federal taxing authority. Except as disclosed in Section 4.10 of the NWIN Disclosure Schedule, no federal, state, or local tax returns of NWIN or any of its Subsidiaries have been audited by any taxing authority during the past five years.

4.11    Deposit Insurance. The deposits of Peoples Bank are insured by the Federal Deposit Insurance Corporation in accordance with the Federal Deposit Insurance Act, as amended, to the fullest extent provided by applicable law, and NWIN or Peoples Bank has paid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.

4.12    Interim Events. Except as otherwise permitted hereunder, since September 30, 2017, neither NWIN nor any of its Subsidiaries has experienced any events, changes, developments, or occurrences which have had, or are reasonably likely to have, a Material Adverse Effect on NWIN.

4.13    Bank Secrecy and Anti-Money Laundering Compliance. Neither NWIN nor any of its Subsidiaries has received any notice or communication from any regulatory authority alleging violation of, or noncompliance with, any BSA/AML Law. NWIN and its Subsidiaries have not been cited, fined, or otherwise notified of any failure by it to comply with a BSA/AML Law which has not been cured. To the knowledge of NWIN and its Subsidiaries, there are no facts or circumstances that could form the basis for assertion of any proceeding against NWIN or its Subsidiaries under any BSA/AML Law that, if determined adversely to NWIN or its Subsidiaries, could reasonably be expected to adversely affect NWIN or its Subsidiaries.

4.14    Community Reinvestment Act. Peoples Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

4.15    Approval Delays. To the knowledge of NWIN, there is no reason why the granting of any of the Regulatory Approvals would be denied or unduly delayed.

4.16    Internal Controls. NWIN and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. During the preceding three years, (a) through the date hereof, neither NWIN nor any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies, or methods of NWIN or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that NWIN or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (b) no attorney representing NWIN or any of its Subsidiaries, whether or not employed by NWIN or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty, or similar violation by NWIN or any of its officers, directors, employees, or agents to the Board of Directors of NWIN or any committee thereof or to any director or officer of NWIN.

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4.17    NWIN Securities and Exchange Commission Filings. For the past two years, NWIN has filed all material reports and other filings with the Securities and Exchange Commission (the “SEC”) required to be filed by NWIN (“SEC Reports”). The SEC Reports were prepared in accordance with applicable Law in all material respects. All such SEC Reports were true, accurate, and complete in all material respects as of the dates of the SEC Reports, and no such filings contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in the light of the circumstances under which they were made, not false or misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters received by NWIN, and to the knowledge of NWIN, none of the SEC Reports is the subject of any ongoing review by the SEC.

4.18    No Shareholder Approval. No vote or consent of any of the holders of NWIN’s capital stock is required by Law or agreement for NWIN to enter into this Agreement and to consummate the Merger.

4.19    Financial Capability. NWIN has sufficient funds to pay the aggregate Cash Consideration payable pursuant to Section 2.01.

ARTICLE V.

CERTAIN COVENANTS

First Personal covenants and agrees with NWIN and covenants and agrees to cause its Subsidiaries to act as follows, and NWIN covenants and agrees with First Personal as follows:

5.01    Shareholder Approval. First Personal shall submit this Agreement to its shareholders for approval and adoption at a meeting to be called and held in accordance with applicable Law and the Certificate of Incorporation and Bylaws of First Personal (the “First Personal Shareholders’ Meeting”) as soon as reasonably practicable after the date of this Agreement and the effectiveness of the Registration Statement. Subject to Section 5.06 hereof, the Board of Directors of First Personal shall recommend to First Personal’s stockholders that such stockholders approve and adopt this Agreement and the Merger contemplated hereby and will solicit proxies voting in favor of this Agreement from First Personal’s stockholders. Additionally, each director of First Personal and FPB shall agree to vote any shares of First Personal Common Stock he or she owns, beneficially or of record, in favor of the Merger pursuant to the agreement attached hereto as Exhibit 5.01.

5.02    Other Approvals.

(a)    First Personal shall proceed expeditiously, cooperate fully, and use commercially reasonable efforts to assist NWIN in procuring, upon terms and conditions consistent with the condition set forth in Section 7.01(e) hereof, all consents, authorizations, approvals, registrations, and certificates, in completing all filings and applications, and in satisfying all other requirements prescribed by Law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

(b)    First Personal will use commercially reasonable efforts to obtain any required third party consents to agreements, contracts, commitments, leases, instruments, and documents described in the First Personal Disclosure Schedule and to which First Personal and NWIN agree are material.

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(c)    Any written materials or information provided by First Personal to NWIN for use by NWIN in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.

5.03    Conduct of Business.

(a)    After the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, each of First Personal and its Subsidiaries shall: (1) carry on its business diligently, substantially in the manner as is presently being conducted, and in the ordinary course of business; (2) use commercially reasonable efforts to preserve its business organization intact in all material respects, keep available the services of the present officers and employees, and preserve its present relationships with customers and Persons having business dealings with it; (3) use commercially reasonable efforts to maintain all of the properties and assets that it owns or utilizes in the operation of its business as currently conducted in good operating condition and repair, reasonable wear and tear excepted; (4) maintain its books, records, and accounts in the usual, regular, and ordinary manner, on a basis consistent with prior years and in compliance in all material respects with all statutes, laws, rules, and regulations applicable to them and to the conduct of its business; and (5) not knowingly do or fail to do anything which will cause a breach of, or default in, any material contract, agreement, commitment, obligation, understanding, arrangement, lease, or license to which it is a party or by which it is or may be subject or bound. From the date hereof until the Effective Time or until this Agreement is terminated as herein provided, except as expressly contemplated or permitted by this Agreement, without the prior written consent (including consent delivered by email) of NWIN which consent shall not be unreasonably withheld (which prior written consent shall be deemed to have been given, if NWIN has not objected to a proposed action by First Personal on or before three business days after written notice thereof has been given by First Personal and received by NWIN, which notice shall contain sufficient information, in NWIN’s reasonable discretion, regarding the matter for which First Personal is seeking consent), First Personal will not and will cause its Subsidiaries to not:

(i)    make any changes in its capital stock (including, without limitation, any stock issuance, stock split, stock dividend, recapitalization, or reclassification), authorize a class of stock, or issue any stock (other than common stock issued in connection with the conversion of the 2025 Debentures or the Convertible Preferred Stock), issue or grant any warrant, option, right, or other agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock, or redeem any of its outstanding shares of common stock or other securities (other than the 2025 Debentures);

(ii)    distribute or pay any dividends on its shares of common stock or preferred stock (other than accrued but unpaid dividends on the Convertible Preferred Stock in connection with its conversion), or authorize a stock split, or make any other distribution

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to its stockholders; provided that, each of First Personal’s Subsidiaries may pay cash dividends to First Personal or FPB (A) to fund First Personal’s payment of unpaid or past due dividends on the Convertible Preferred Stock and unpaid or past due interest on the 2025 Debentures and (B) in the ordinary course of business for payment of reasonable and necessary business and operating expenses of First Personal or FPB and expenses of the Merger; provided further that, at NWIN’s request pursuant to Section 5.05(d) and except to the extent prohibited by Law or any bank regulatory agency, FPB shall pay dividends to First Personal; provided further that, no dividend may be paid for the quarterly period in which the Merger is scheduled to be consummated or is actually consummated if during such period First Personal’s stockholders will become entitled to receive dividends on their shares of NWIN common stock received pursuant to this Agreement;

(iii)    purchase or otherwise acquire any investment security for their own account that exceeds $500,000 individually or purchase or otherwise acquire any security other than U.S. Treasury or other governmental obligations or asset-backed securities issued or guaranteed by United States governmental or other governmental agencies, in either case having an average remaining life of three years or less, or sell any investment security owned by them other than sales made in the ordinary course of business as previously conducted during the past three years and in accordance with applicable laws and regulations or engage in any activity that would be inconsistent with the classification of investment securities as either “held to maturity” or “available for sale;”

(iv)    make, renew, or otherwise modify any loan, loan commitment, letter of credit, or other extension of credit (individually, a “Loan” and collectively, “Loans”) to any Person if the Loan is an existing credit on the books of First Personal or any Subsidiary and classified as “Other Loans Especially Mentioned,” “Substandard,” “Doubtful,” or “Loss in an amount in excess of $100,000. FPB also shall not make, purchase, renew, modify, amend, or extend the maturity of (1) any new commercial Loan in excess of $1,000,000; provided that, FPB may, without the consent of NWIN, renew, modify, amend, or extend the maturity of existing performing commercial Loans (which are not classified or non-accrual) with existing principal balances of $1,000,000 or less; (2) any 1-to-4 family residential mortgage Loan with a loan to value in excess of 80% (unless private mortgage insurance is obtained), or any other 1-to-4 family residential mortgage Loan in excess of $424,000; (3) any consumer Loan in excess of $100,000; (4) any home equity Loan or line of credit in excess of $250,000; (5) any Loan participation; or (6) any agreement to purchase mortgage Loans from any third party originator; provided that, FPB may take any such action in respect of any such Loan or Loans if the Chief Credit Officer of Peoples Bank shall be provided with notice of the proposed action in writing (together with complete information regarding such Loan) and Peoples Bank has not provided written objection to the taking of such proposed action within five business days of being provided with such notice (the lack of such objection being deemed prior written consent of NWIN for purposes of this Section);

(v)    acquire any assets of any other Person by any means (other than personal property acquired in foreclosure or otherwise in the ordinary course of collection of indebtedness owed to FPB) or foreclose upon or otherwise take title to or possession or

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control of, any real property without first obtaining a Phase I environmental report thereon, prepared by a reliable and qualified Person acceptable to NWIN, which indicates that the real property is free of pollutants, contaminants, or hazardous materials; provided that, neither First Personal nor FPB shall be required to obtain such a report with respect to single family, non-agricultural residential property of one acre or less to be foreclosed upon unless First Personal has reason to believe that such property might contain such hazardous materials or otherwise might be contaminated;

(vi)    except for normal annual compensation increases not to exceed 3% granted to employees who otherwise have not been provided a compensation increase within the 12 months preceding the date of this Agreement, and except as contemplated by this Agreement (including severance and change in control payments anticipated to be paid as described in Section 5.15(b) and Section 6.03(h) hereof), pay or agree to pay, conditionally or otherwise, any additional compensation (including bonuses) or severance benefit, take any action that would give rise to an acceleration of the right to payment, or otherwise make any changes with respect to the fees or compensation payable (or to become payable) to consultants, directors, officers, or salaried employees, or, except as required by Law and except as contemplated by this Agreement, adopt or make any change in any First Personal Plan or other arrangement (including any agreement for indemnification) or payment made to, for or with any of such consultants, directors, officers, or employees;

(vii)    fail to accrue, pay, discharge, and satisfy all debts, liabilities, obligations, and expenses, including, without limitation, trade payables, incurred in the regular and ordinary course of business as such debts, liabilities, obligations, and expenses become due, unless the same are being contested in good faith;

(viii)    except for obligations disclosed in this Agreement, short-term FHLB advances, federal funds purchased by FPB, trade payables, and similar liabilities and obligations incurred in the ordinary course of business and the payment, discharge, or satisfaction in the ordinary course of business of liabilities reflected in the First Personal Financial Statements or the Subsequent First Personal Financial Statements, borrow any money, or incur any indebtedness in an aggregate amount exceeding $50,000;

(ix)    change its accounting methods, except as may be necessary and appropriate to conform to (1) changes in tax law requirements, (2) changes in GAAP or regulatory accounting principles, as required by First Personal’s independent auditors or its regulatory authorities, or (3) changes requested by NWIN pursuant to this Agreement;

(x)    make, change, or revoke any material tax election, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, settle any material tax claim or assessment, or surrender any right to claim a refund of a material amount of taxes;

(xi)    make application for the opening or closing of any, or open or close any, branch or automated banking facility, except as may be contemplated by any application filed with any bank regulatory authority in connection with the Merger;

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(xii)    waive, release, grant, or transfer any material rights of value or enter into, amend, or terminate any contract, agreement, lease, commitment, understanding, arrangement, or transaction or incur any liability or obligation (other than as contemplated by Section 5.03(a)(iv) hereof and legal, accounting, and investment banking or financial advisory fees related to the Merger) requiring payments by First Personal or any of its Subsidiaries which exceed $25,000, whether individually or in the aggregate (other than trade payables or otherwise incurred in the ordinary course of business) or which contain any financial commitment extending more than 12 months following the date of this Agreement;

(xiii)    except as already committed in writing as of the date of this Agreement, make any capital expenditures in excess of $25,000 individually or $150,000 in the aggregate;

(xiv)    except as required by applicable Law or regulation: (1) implement or adopt any material change in its interest rate risk management or hedging policies, procedures, or practices; (2) fail to follow its existing policies or practices with respect to managing its exposure to interest rate risk; or (3) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk;

(xv)    take any action that would change FPB’s loan loss reserves that is not in compliance with FPB’s policy and past practices consistently applied and in compliance with GAAP;

(xvi)    except as already committed in writing as of the date of this Agreement, cancel, release, or compromise any indebtedness in excess of $50,000 owing to First Personal or any Subsidiary or any claims which First Personal or any Subsidiary may possess, or voluntarily waive any material rights with respect thereto;

(xvii)    pay, discharge, settle, or compromise any litigation, claim, action, arbitration, or other proceeding against First Personal or any Subsidiary unless such payment, discharge, settlement, or compromise does not require First Personal or any Subsidiary to pay any monies, incur any obligation, or admit any wrongdoing or liability;

(xviii)    take any action that is intended or is reasonably likely to result in (1) any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (2) any of the conditions to the Merger set forth in this Agreement not being satisfied in any material respect, or (3) a material breach of any provision of this Agreement; except, in each case, as may be required by applicable Law;

(xix)    maintain the rate of interest paid by FPB on any deposit product, including without limitation on certificates of deposit, in a manner and pursuant to policies inconsistent with past practices;

(xx)    amend the Certificate of Incorporation or Bylaws of First Personal, or similar governing documents of any of its Subsidiaries;

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(xxi)    maintain an allowance for loan and lease losses which is not adequate in all material respects under the requirements of GAAP to provide for possible losses, net of recoveries, relating to Loans previously charged off, on Loans and leases outstanding;

(xxii)    take any action or fail to take any action that would, or would be likely to, prevent, impede, or delay the Merger from qualifying as a reorganization as defined by Section 368(a) of the Code; or

(xxiii)    agree or commit to do, or enter into any contract regarding, anything that would be precluded by this Section.

5.04    Insurance. First Personal and its Subsidiaries shall maintain, or cause to be maintained, in full force and effect, insurance on its assets, properties, and operations, fidelity coverage, and directors’ and officers’ liability insurance in such amounts and with regard to such liabilities and hazards as are currently insured by First Personal or its Subsidiaries as of the date of this Agreement.

5.05    Accruals for Loan Loss Reserve and Expenses.

(a)    Prior to the Effective Time, First Personal shall and shall cause its Subsidiaries to make, consistent with GAAP and applicable banking Laws and regulations, such appropriate accounting entries in its books and records and use commercially reasonable efforts to take such other actions as First Personal and its Subsidiaries shall deem to be necessary or desirable in anticipation of the Merger including, without limitation, accruals or the creation of reserves for employee benefits and Merger-related expenses.

(b)    First Personal recognizes that NWIN may have adopted different loan and accounting policies and practices (including loan classifications and levels of loan loss allowances). Subject to applicable Laws (including without limitation applicable banking Law and regulations and GAAP), from and after the date hereof First Personal shall consult and cooperate in good faith with NWIN with respect to conforming the loan and accounting policies and practices of First Personal to those policies and practices of NWIN for financial accounting and/or income tax reporting purposes, as reasonably specified in each case in writing from NWIN to First Personal, based upon such consultation and subject to the conditions in Section 5.05(d).

(c)    Subject to applicable Law (including without limitation applicable banking laws and regulations and GAAP), First Personal shall consult and cooperate in good faith with NWIN with respect to determining, as reasonably specified in a written notice from NWIN to First Personal, based upon such consultation and subject to the conditions in Section 5.05(d), the amount and the timing for recognizing for financial accounting and/or income tax reporting purposes of First Personal’s expenses of the Merger.

(d)    Subject to applicable Law (including without limitation applicable banking laws and regulations and GAAP), First Personal and FPB shall make such conforming changes and entries as contemplated in Section 5.05(b) and Section 5.05(c) above, but in no event prior to the fifth day preceding the Closing Date, and only after NWIN acknowledges that all conditions to its obligation to consummate the Merger have been satisfied, and certifies to First Personal that NWIN will at the Effective Time deliver to First Personal the certificate contemplated in Section 7.02(g).

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(e)    First Personal’s representations, warranties, and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken at NWIN’s request in compliance with Section 5.05(d).

5.06    Acquisition Proposals.

(a)    First Personal shall, and shall cause each of its Subsidiaries to, and its and their respective officers, directors, and representatives (including Piper Jaffray) to, immediately cease and cause to be terminated any existing solicitations, discussions, or negotiations with any Person concerning an Acquisition Proposal (as defined in Section 5.06(e)). During the period from the date of this Agreement through the Effective Time, First Personal shall not terminate, amend, modify, or waive any material provision of any confidentiality or similar agreement to which First Personal or any of its Subsidiaries is a party (other than any involving NWIN).

(b)    Except as permitted in this Section 5.06, First Personal shall not, and shall cause its Subsidiaries and any of their respective directors, officers, and representatives (including Piper Jaffray) not to, (i) solicit, initiate, or knowingly encourage or facilitate, or take any other action designed to, or that could reasonably be expected to facilitate (including by way of furnishing non-public information) any inquiries with respect to an Acquisition Proposal, or (ii) initiate, participate in, or knowingly encourage any discussions or negotiations or otherwise knowingly cooperate in any way with any Person regarding an Acquisition Proposal; provided that, at any time prior to obtaining the approval of the Merger by First Personal’s shareholders, if First Personal receives a bona fide written Acquisition Proposal from a third party that was received after the date hereof (and not withdrawn) that the First Personal Board of Directors determines in good faith, after consultation with First Personal’s outside legal counsel and its financial advisor, constitutes or is reasonably likely to lead to a Superior Proposal (as defined in Section 5.06(f)) that was not solicited after the date hereof and did not otherwise result from a breach of First Personal’s obligations under this Section 5.06, First Personal may furnish, or cause to be furnished, non-public information with respect to First Personal and its Subsidiaries to the Person who made such proposal (provided that all such information has been provided to NWIN prior to or at the same time it is provided to such Person) and may participate in discussions and negotiations regarding such proposal if (A) the First Personal Board of Directors determines in good faith, and following consultation with financial advisors and outside legal counsel, that failure to do so would be reasonably likely to result in a breach of its fiduciary duties to First Personal’s stockholders under applicable Law, and (B) prior to taking such action, First Personal enters into a confidentiality agreement with respect to such proposal (which shall permit First Personal to comply with the terms of Section 5.06(b) and (c) hereof) containing provisions at least as restrictive to such receiving Person as the provisions are to NWIN in the Confidentiality Agreement (as defined in Section 12.08), a copy of which shall be provided to NWIN promptly after the execution thereof. Without limiting the foregoing, it is agreed that any violation of the restrictions contained in the first sentence of this Section 5.06(b) by any representative (including Piper Jaffray) of First Personal or its Subsidiaries shall be a breach of this Section 5.06 by First Personal.

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(c)    Neither the First Personal Board of Directors nor any committee thereof shall (or shall agree or resolve to) (i) fail to make, withdraw, or modify in a manner adverse to NWIN or propose to withdraw or modify in a manner adverse to NWIN (or take any action inconsistent with) the recommendation by such First Personal Board of Directors or any such committee of this Agreement or the Merger, or approve or recommend, or propose to recommend, the approval or recommendation of any Acquisition Proposal (any of the foregoing being referred to herein as an “Adverse Recommendation Change”), or (ii) cause or permit First Personal or FPB to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, or other agreement (each, an “Acquisition Agreement”) constituting or related to, or which is intended to or would be reasonably likely to lead to, any Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.06(b)). Notwithstanding the foregoing, at any time prior to the special meeting of First Personal’s stockholders to approve the Merger, the First Personal Board of Directors may, in response to a Superior Proposal, effect an Adverse Recommendation Change; provided that, the First Personal Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to do so would be reasonably likely to result in a breach of its fiduciary duties to the stockholders of First Personal under applicable Law; provided further that, the First Personal Board of Directors may not effect such an Adverse Recommendation Change unless (A) the First Personal Board of Directors shall have first provided prior written notice to NWIN (an “Adverse Recommendation Change Notice”) that it is prepared to effect an Adverse Recommendation Change in response to a Superior Proposal, which notice shall, in the case of a Superior Proposal, attach the most current version of any proposed written agreement or letter of intent relating to the transaction that constitutes such Superior Proposal (it being understood that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new notice and a new seven business day period), and (B) NWIN does not make, within seven business days after receipt of such notice, a proposal that would, in the reasonable good faith judgment of the First Personal Board of Directors (after consultation with financial advisors and outside legal counsel), cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal or that the Adverse Recommendation Change is no longer required to comply with the First Personal Board of Director’s fiduciary duties to the stockholders of First Personal under applicable Law. First Personal agrees that, during the seven business day period prior to its effecting an Adverse Recommendation Change, First Personal and its officers, directors, and representatives shall negotiate in good faith with NWIN and its officers, directors, and representatives regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by NWIN.

(d)    In addition to the obligations of First Personal set forth in paragraphs (a), (b), and (c) of this Section 5.06, First Personal shall as promptly as possible, and in any event within two business days after First Personal first obtains knowledge of the receipt thereof, advise NWIN orally and in writing of (i) any Acquisition Proposal or any request for information that First Personal reasonably believes could lead to or contemplates an Acquisition Proposal, or (ii) any inquiry First Personal reasonably believes could lead to any Acquisition Proposal, the terms and conditions of such Acquisition Proposal, request, or inquiry (including any subsequent amendment or other modification to such terms and conditions), and the identity of the Person making any such Acquisition Proposal or request or inquiry. In connection with any such Acquisition Proposal, request, or inquiry, if there occurs or is presented to First Personal any

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offer, material change, modification, or development to a previously made offer, letter of intent, or any other material development, First Personal (or its outside counsel) shall (A) advise and confer with NWIN (or its outside counsel) regarding the progress of negotiations concerning any Acquisition Proposal, the material resolved and unresolved issues related thereto, and the material terms (including material amendments or proposed amendments as to price and other material terms) of any such Acquisition Proposal, request or inquiry, and (B) promptly upon receipt or delivery thereof provide NWIN with true, correct, and complete copies of any document or communication related thereto.

(e)    For purposes of this Agreement, “Acquisition Proposal” shall mean (i) any inquiry, proposal, or offer from any Person or group of Persons (other than as contemplated by this Agreement) relating to, or that could reasonably be expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of (A) assets or businesses that constitute 20% or more of the revenues, net income, or assets of First Personal and its Subsidiaries, taken as a whole, or (B) 20% or more of any class of equity securities of First Personal or any of its Subsidiaries; (ii) any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 20% or more of any class of equity securities of First Personal or any of its Subsidiaries; (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange, or similar transaction involving First Personal, FPB, or any of its other Subsidiaries pursuant to which any Person or the shareholders of any Person would own 20% or more of any class of equity securities of First Personal, FPB, or any of First Personal’s other Subsidiaries or of any resulting parent company of First Personal or FPB; or (iv) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent, or materially delay the Merger or that could reasonably be expected to dilute materially the benefits to NWIN of the transactions contemplated hereby, other than the transactions contemplated hereby. For purposes of this Section 5.06, a “Person” shall include a natural Person, or any legal, commercial, or Governmental Authority, including, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any Person acting in a representative capacity.

(f)    For purposes of this Agreement, “Superior Proposal” shall mean any Acquisition Proposal (but changing the references to “20% or more” in the definition of “Acquisition Proposal” to “50% or more”) that the First Personal Board of Directors determines in good faith (after having received the advice of its financial advisors), to be (i) more favorable to, and in the best interests of, the stockholders of First Personal from a financial point of view and its other constituencies than the Merger (taking into account all the terms and conditions of such proposal and this Agreement (including any termination fees, expense reimbursement provisions, and conditions to consummation and any changes to the financial terms of this Agreement proposed by NWIN in response to such offer or otherwise)), and (ii) reasonably capable of being completed without undue delay taking into account all financial, legal, regulatory, and other aspects of such proposal.

5.07    Press Releases. NWIN and First Personal shall use reasonable efforts (i) to develop a joint communications plan with respect to this Agreement and the transactions contemplated hereby, (ii) to ensure that all press releases and other public statements with respect to this Agreement and the transactions contemplated hereby shall be consistent with such

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joint communications plan, and (iii) except where (and to the extent that) such prior consultation is not reasonably possible due to time considerations in respect of any announcement required by applicable Law, to consult with each other before issuing any press release or otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

5.08    Changes and Supplements to Disclosure Schedules. First Personal shall promptly supplement, amend, and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the First Personal Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the First Personal Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of First Personal contained herein incorrect, untrue, or misleading. No such supplement, amendment, or update shall have any effect for the purposes of determining satisfaction of the conditions set forth in Article VII or become part of the First Personal Disclosure Schedule unless NWIN shall have first consented in writing with respect thereof.

5.09    Failure to Fulfill Conditions. In the event First Personal determines that a condition to its obligation to complete the Merger cannot be fulfilled, it will promptly notify NWIN.

5.10    Access; Information.

(a)    NWIN and First Personal, and their representatives and agents, shall, upon reasonable notice to the other party, at all times during normal business hours prior to the Effective Time, have reasonable access to the properties, facilities, operations, books, and records of the other party (other than minutes that discuss any of the transactions contemplated by this Agreement or minutes the sharing of which would result in the waiver of attorney-client privilege). NWIN and First Personal, and their representatives and agents may, prior to the Effective Time, make or cause to be made such reasonable investigation of the operations, books, records, and properties of the other party and their Subsidiaries and of their financial and legal condition as deemed necessary or advisable to familiarize themselves with such operations, books, records, properties, and other matters; provided that, such access or investigation shall not interfere unnecessarily with the normal business operations of First Personal or NWIN or either of their Subsidiaries. In addition, after receipt of all Regulatory Approvals, First Personal shall cooperate with NWIN to facilitate introductions to FPB’s customers and key business partners and referral sources.

(b)    No investigation by NWIN or First Personal shall affect the representations and warranties made by First Personal or NWIN herein.

(c)    Any confidential information or trade secrets received by NWIN, First Personal, or their representatives or agents in the course of such examination will be treated confidentially, and any correspondence, memoranda, records, copies, documents, and electronic or other media of any kind containing such confidential information or trade secrets or both shall be destroyed by NWIN or First Personal, as applicable, or at NWIN’s or First Personal’s request, returned to NWIN or First Personal, as applicable, in the event this Agreement is terminated as provided in

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Article VIII hereof; provided that, the parties may retain such received confidential information to comply with applicable Law or regulation or professional standard or bona fide internal compliance policy requirements and any such retained information must be treated confidentially. Additionally, any confidential information or trade secrets received by NWIN or First Personal, or either of their agents or representatives in the course of their examinations (whether conducted prior to or after the date of this Agreement) shall be treated confidentially and in accordance with the Confidentiality Agreement (as defined in Section 11.08). This Section 5.10 will not require the disclosure of any information to NWIN or First Personal which would be prohibited by Law.

(d)    First Personal shall provide NWIN with draft copies of minutes and consents from all First Personal and FPB Board of Directors and committee meetings no later than 14 days after any such meeting (other than minutes that discuss any of the transactions contemplated by this Agreement or minutes the sharing of which would result in the waiver of attorney-client privilege).

5.11    Financial Statements. As soon as internally available after the date of this Agreement, First Personal will deliver to NWIN any additional audited consolidated financial statements which are prepared on its behalf or at its direction, the monthly consolidated unaudited balance sheets and profit and loss statements of First Personal prepared for its internal use, FPB’s Call Reports for each quarterly period completed prior to the Effective Time, all other financial reports or statements submitted to regulatory authorities after the date hereof, and all other financial statements and financial information reasonably requested by NWIN (collectively, “Subsequent First Personal Financial Statements”). The Subsequent First Personal Financial Statements will be prepared on a basis consistent with past accounting practices and GAAP (to the extent applicable) and shall present fairly the financial condition and results of operations as of the dates and for the periods presented (except in the case of unaudited financial statements or Call Report information for the absence of notes and/or year-end adjustments).

5.12    Environmental.

(a)    If requested by NWIN, First Personal shall cooperate with an environmental consulting firm designated by NWIN that is reasonably acceptable to First Personal (the “Designated Environmental Consultant”) in connection with the conduct, at any time after the date hereof (the “Investigation Period”), by the Designated Environmental Consultant of Phase I environmental site assessments and any other investigation reasonably requested by NWIN on all real property (except single family, non-agricultural residential property of one acre or less) owned or leased by First Personal or any of its Subsidiaries as of the date of this Agreement or acquired thereafter, including OREO, to the extent not prohibited by any lease governing First Personal’s lease of any property. NWIN will proceed with such assessments, testing, and investigations as soon as reasonably practicable after the date of this Agreement and will diligently work to pursue such assessments, testing, and investigations through completion. NWIN shall furnish true and complete copies of any reports of the Designated Environmental Consultant that it receives with respect to any First Personal property promptly upon NWIN’s receipt of such reports. NWIN shall be responsible for the costs of the Phase I environmental site assessments, and NWIN and First Personal shall each bear 50% of the costs of any additional

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environmental investigation or testing as determined to be advisable or recommended by the Designated Environmental Consultant as a result of an actual or suspected “Recognized Environmental Condition” (as such term is defined by the American Society for Testing Materials).

(b)    If the Designated Environmental Consultant’s good faith estimate, based upon the results of the Phase I environmental studies and other diligence and investigation conducted by the Designated Environmental Consultant, of the dollar amount, if any, that First Personal and its Subsidiaries would be required to expend due to a violation of applicable Environmental Laws for all of the First Personal properties (the “Environmental Liabilities”) for clean-up and remediation relating to pollutants, contaminants, wastes, toxic substances, petroleum, petroleum products, and any other materials regulated under the Environmental Laws with respect to First Personal’s or its Subsidiaries’ owned or leased real properties (including OREO) or any adjoining properties (the “Estimated Clean-Up Costs,” as further adjusted pursuant to this Section 5.12), is in excess of $50,000 (the “Environmental Liability Threshold”), NWIN shall deliver to First Personal (not later than ten business days after its receipt of the Designated Environmental Consultant’s good faith estimate) a written notice (an “Environmental Cost Notice”) describing the nature of such Environmental Liabilities and the course of action proposed to be taken by NWIN or its Subsidiaries (if it were to become the owner of such properties as a result of the Merger) to remediate or otherwise address the environmental problems and providing an estimate of the out-of-pocket costs of such remediation expected to be incurred (if different from the Estimated Clean-Up Costs). If First Personal disagrees with NWIN’s estimate of the amount of out-of-pocket costs of such remediation or the course of action proposed by NWIN, First Personal shall deliver to NWIN a written notice of such objection (an “Environmental Cost Objection”) within five business days after First Personal’s receipt of the Environmental Cost Notice. No later than five business days following NWIN’s receipt of an Environmental Cost Objection, one or more members of senior management of NWIN and First Personal having authority to resolve the dispute shall meet (in person or by telephone) and shall negotiate in good faith in an attempt to resolve the difference set forth in the Environmental Cost Objection. Regardless of whether the parties reach a resolution of the dispute within two business days of the first such meeting, subsection (c) shall apply.

(c)    The Estimated Clean-up Costs shall be deemed to have been established for purposes of this Section 5.12: (i) if NWIN does not receive an Environmental Cost Objection, as of the last date that an Environmental Cost Objection would have been timely under subsection (b) above, or (ii) if an Environmental Cost Objection is delivered to NWIN and finally resolved as set forth in subsection (b) hereof or if it remains unresolved under such subsection (in which event the Estimated Clean-Up Costs shall be as set forth in the Environmental Cost Notice), then as of the date of such resolution or on the third business day if unresolved (as the case may be) (as applicable, the “Environmental Costs Determination Date”). Following the establishment of the Estimated Clean-up Costs, if the Estimated Clean-Up Costs are (A) between $100,000 and $250,000, then NWIN shall have the right to reduce the Cash Consideration by the Estimated Clean-up Costs, or (B) more than $250,000, then NWIN shall have the right to either (1) reduce the Cash Consideration by the Estimated Clean-up Costs, or (2) terminate this Agreement pursuant to Section 8.01(c)(iv), which termination right shall be NWIN’s sole remedy in such event.

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5.13    Governmental Reports and Shareholder Information. Promptly upon its becoming available, First Personal shall furnish to NWIN one copy of each financial statement, report, notice, or proxy statement sent by First Personal to any Governmental Authority or to First Personal’s stockholders, and of any order issued by any Governmental Authority in any proceeding to which First Personal is a party. For purposes of this Agreement, “Governmental Authority” shall mean any government (or any political subdivision or jurisdiction thereof), court, bureau, agency, or other governmental entity having or asserting jurisdiction over the applicable party or its business, operations, or properties.

5.14    Adverse Actions. First Personal shall not knowingly take any action that is intended or is reasonably likely to result in (a) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (b) any of the conditions to the Merger set forth in Article VII not being satisfied in any material respect, (c) a material violation of any provision of this Agreement, or (d) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

5.15    Employee Benefits and Employees.

(a)    Neither the terms of Section 6.03 hereof nor the provision of any employee benefits by NWIN or any of its Subsidiaries to employees of First Personal or any of its Subsidiaries shall: (a) create any employment contract, agreement, or understanding with or employment rights for, or constitute a commitment or obligation of employment to, any of the officers or employees of First Personal or any of its Subsidiaries; or (b) prohibit or restrict NWIN or its Subsidiaries, whether before or after the Effective Time, from changing, amending, or terminating any employee benefits provided to its employees from time to time.

(b)    Before the date that is 60 days prior to Closing, NWIN will use its best efforts to notify First Personal of the employees NWIN intends to retain after the Effective Time. Prior to the Closing Date, First Personal shall be responsible for timely giving any notices to, and terminating (but in no event earlier than the date all Regulatory Approvals are received), any employees whose employment will not be continued by NWIN, and First Personal shall pay any and all amounts which are then due and payable to such employees in connection with the termination of their employment, including, without limitation, all accrued vacation and sick pay and the severance amounts contemplated by Section 6.03(h) of this Agreement. No later than the day immediately prior to the Closing Date, First Personal shall take all necessary action to terminate, or cause FPB to terminate, the First Personal Bank Transition Period Severance Plan.

(c)    Before Closing, with First Personal’s prior consent (which consent shall not be unreasonably withheld), NWIN may conduct such training and other programs as it may, in its reasonable discretion and at its sole expense, elect to provide for those employees who will be continuing employment with NWIN; provided that, such training and other programs shall not materially interfere with or prevent the performance of the normal business operations of First Personal.

5.16    Nonsolicitation Agreement. On or before the Effective Time, First Personal shall use reasonable efforts to deliver to NWIN a non-solicitation and non-disclosure agreement, in the form attached hereto as Exhibit 5.16, executed by George Cvack (the “Nonsolicitation Agreement”).

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5.17    Termination of FPB 401(k) Plan.

(a)    First Personal maintains the First Personal Bank 401(k) Plan (the “FPB 401(k) Plan”). First Personal shall make contributions to the FPB 401(k) Plan between the date hereof and the Effective Time consistent with the terms of the FPB 401(k) Plan and past practices, including, without limitation, elective deferral contributions of those FPB 401(k) Plan participants who are employed by First Personal or its Subsidiaries.

(b)    As soon as practicable following the execution of this Agreement, First Personal, pursuant to the provisions of the FPB 401(k) Plan, shall, subject to review and approval by NWIN: (i) adopt resolutions to terminate, subject to the consummation of the Merger, the FPB 401(k) Plan, consistent with the provisions of Code Section 401(k)(10), effective as of a date that is not later than the day before the Effective Time (the “Plan Termination Date”), and (ii) amend the FPB 401(k) Plan effective as of a date not later than the Plan Termination Date to freeze participation in and benefit accruals under the FPB 401(k) Plan.

(c)    Any contributions due to the FPB 401(k) Plan for the period prior to the Plan Termination Date, and not yet paid on the Plan Termination Date, will be contributed by First Personal as soon as administratively feasible following the Plan Termination Date.

(d)    First Personal shall continue in full force and effect, until the Effective Time: (i) the fidelity bond, if any, issued to First Personal as described in ERISA Section 412; and (ii) the ERISA fiduciary liability insurance policy currently in effect, if any, for the benefit of the covered fiduciaries of the FPB 401(k) Plan.

5.18    Disposition of Fully Insured Welfare Benefit and Sec. 125 Plans.

(a)    Except as set forth on Schedule 5.18(a), all fully insured welfare benefit (health, dental/vision, life/AD&D, LTD), and Internal Revenue Code Section 125, or “cafeteria,” plans currently sponsored by First Personal or FPB shall be terminated as of the Effective Time. First Personal shall take, or cause to be taken, all actions necessary to terminate all of First Personal’s and any Subsidiary’s group insurance policies as of the Effective Time, unless otherwise instructed by NWIN.

(b)    From the date of this Agreement through the Effective Time, First Personal shall continue to: (i) pay the applicable insurance premiums necessary to continue the benefits under First Personal’s fully insured welfare benefit plans; (ii) contribute to the cafeteria plan the pre-tax amounts which the cafeteria plan participants elect to defer from compensation; and (iii) pay all eligible claims incurred, in accordance with the terms and conditions of such plan, under the cafeteria plan’s health and dependent care flexible spending accounts prior to the Effective Time.

(c)    If NWIN so directs, as of the date of the termination of the First Personal cafeteria plan, the balances in the health and dependent care flexible spending accounts thereunder shall be transferred to the applicable components of the NWIN cafeteria plan. Benefit and compensation deferral elections in effect at that time shall be continued under the NWIN cafeteria plan, subject to subsequent changes as provided in the NWIN plan. All benefit payments related to the transferred balances shall be made in accordance with the NWIN cafeteria plan.

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5.19    Employment Agreement with Randall R. Schwartz. First Personal agrees to pay out all amounts payable pursuant to the Employment Agreement dated March 20, 2007 between First Personal and Randall R. Schwartz (the “Employment Agreement”), as identified in Section 5.19 of the First Personal Disclosure Schedule, as if the change in control payments contemplated by the Employment Agreement had been triggered by the Merger; provided that, the Employment Agreement shall be amended with the written consent of Randall R. Schwartz prior to the Effective Time, if necessary, to ensure and expressly provide that no payment shall be made under such agreement or under any other plan, arrangement, or agreement applicable to Mr. Schwartz that would constitute an “excess parachute payment” (as such term is defined in Section 280G of the Code), and to the extent any such payment would constitute an “excess parachute payment,” the payment will be reduced to the greatest amount payable without triggering the tax under Code Sections 4999 and 280G. The parties hereto acknowledge and agree that, pursuant to his Employment Agreement, Mr. Schwartz is subject to certain restrictive covenants that may have value for purposes of the calculations under Section 280G of the Code and that, in determining whether any payment to Mr. Schwartz would constitute an “excess parachute payment,” FPB or First Personal may obtain the advice of an independent valuation expert, at First Personal’s or FPB’s sole expense, as to the amount of any payments that may be attributed to the restrictive covenants and excluded from the calculation of an “excess parachute payment.” The payment of amounts in satisfaction of the Employment Agreement shall be contingent upon Mr. Schwartz entering into (i) a mutual termination of employment agreement in the form attached hereto as Exhibit 5.19(i) (the “Mutual Termination of Employment Agreement”); and (ii) an employment agreement with Peoples Bank in the form mutually acceptable to NWIN and Mr. Schwartz (the “Schwartz Employment Agreement”), each of which shall be executed and delivered at Closing.

5.20    Bank Merger. Prior to the Effective Time, First Personal shall, and shall cause FPB to, cooperate with NWIN and take such action as reasonably requested by NWIN as necessary to (i) prepare to effectuate the Bank Merger as contemplated in Section 1.05 hereof; and (ii) reconstitute the directors and officers of FPB or any Subsidiary of First Personal, amend the articles of incorporation and bylaws of FPB or any Subsidiary of First Personal, or make such other changes as NWIN may request if necessary to accomplish the same.

5.21    Cooperation on Conversion of Systems. First Personal agrees to commence immediately after the date of this Agreement (and continue until Closing or completed) using its commercially reasonable efforts to ensure an orderly transfer of information, processes, systems, and data to NWIN and to otherwise assist NWIN in facilitating the conversion of all of First Personal’s systems into, or to conform with, NWIN’s systems (including cooperating with NWIN in the training of First Personal’s and its Subsidiaries’ employees on NWIN’s systems), so that, as of the Closing, the systems of First Personal are readily convertible to NWIN’s systems to the fullest extent possible without actually converting them prior to the Closing. First Personal and NWIN shall meet on a regular basis to discuss and plan for the conversion of First Personal’s data processing and related electronic informational systems to those used by NWIN, which planning shall include, without limitation: (i) discussion of possible termination by First Personal of third-party service provider arrangements effective at or following the Effective Time; (ii) non-renewal of personal property leases and software licenses used by First Personal in connection with its systems operations; and (iii) retention of outside consultants and additional employees to assist with the conversion and outsourcing, as appropriate, of proprietary or self-provided system services.

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5.22    Installation/Conversion of Equipment. Prior to Closing, and after the receipt of Regulatory Approvals, at times mutually agreeable to NWIN and First Personal, NWIN may, at NWIN’s sole expense, install teller equipment, platform equipment, data lines, and computers, at the First Personal and FPB offices, branches, and ATM locations, and First Personal shall cooperate with NWIN in connection with such installation; provided that, such installations shall not interfere with the normal business activities and operations of First Personal or FPB or require material alterations to First Personal’s or FPB’s facilities; provided further, that upon the termination of this Agreement, NWIN, at its sole expense, shall remove any such equipment and computers and make any necessary repairs to return the First Personal and FPB property to its original state.

5.23    Amendment to Building Lease. Prior to the Closing, First Personal and FPB shall use their reasonable best efforts, with the reasonable cooperation of NWIN as may be requested by First Personal, to cause FPB to execute an amendment to the Building Lease dated August 1, 2016 by and between FPB and Professional Therapeutics, Ltd. (the “Building Lease”) with respect to the property located at 14711 Ravinia Avenue, Orland Park, Illinois, in a form satisfactory to NWIN, pursuant to which, among other provisions, the term of the Building Lease shall be extended to a date no earlier than July 31, 2021.

5.24    Trust Preferred Securities. Upon the Effective Time, NWIN shall assume the due and punctual performance and observance of the covenants and conditions to be performed by First Personal under the Indenture dated May 27, 2004 (the “Indenture”) between First Personal and Wilmington Trust Company, as Trustee (the “Trustee”), relating to Floating Rate Junior Subordinated Deferrable Interest Debentures due 2034 (the “Debentures”), and the due and punctual payments of the principal of and premium, if any, and interest on the Debentures, as required by Article XI of the Indenture. In connection therewith, NWIN shall execute and deliver any supplemental indenture, and the parties hereto shall provide any opinions of counsel to the Trustee, required to make such assumption effective.

ARTICLE VI.

COVENANTS OF NWIN

NWIN covenants and agrees with First Personal and covenants and agrees to cause its Subsidiaries to act as follows (and, where applicable, First Personal covenants and agrees with NWIN as follows):

6.01    Approvals. NWIN shall have primary responsibility of the preparation, filing, and costs of all bank regulatory applications required for consummation of the Merger (except those only applicable to First Personal or FPB, if any), and all parties shall file such applications as promptly as practicable after the execution of this Agreement (provided that each party has timely provided all information requested in writing by the other party or its counsel), and in no event later than 45 days after the execution of this Agreement. NWIN shall provide First Personal and its counsel appropriate opportunity to review and comment on such bank regulatory

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applications, including any supplements or amendments to such filings and all responses for additional information and replies to comments, prior to such filings being filed with a bank regulatory agency. NWIN and First Personal shall provide to the other’s counsel copies of all applications filed and copies of all material written communications with all state and federal bank regulatory agencies relating to such applications. NWIN and First Personal shall cooperate fully and use commercially reasonable efforts to procure, upon terms and conditions reasonably acceptable to each of them, all consents, authorizations, approvals, registrations, and certificates, to complete all filings and applications, and to satisfy all other requirements prescribed by Law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement.

6.02    SEC Registration.

(a)    First Personal shall prepare a proxy statement (or similar disclosure document), in accordance with the rules and regulations of the SEC, to be used in connection with the First Personal stockholders meeting to obtain approval for the Merger (the “Proxy Statement”), and NWIN shall prepare and file with the SEC, no later than 45 days after the date of this Agreement (provided that each party has timely provided all information requested in writing by the other party or its counsel), a registration statement on an appropriate form under the Securities Act of 1933, as amended (the “1933 Act”), covering the shares of NWIN common stock to be issued pursuant to this Agreement, in which the Proxy Statement will be included. Such registration statement and any amendments and supplements thereto are referred to in this Agreement as the “Registration Statement.” NWIN shall use its best reasonable efforts to cause the Registration Statement to become effective and thereafter, until the Effective Time or termination of this Agreement, to keep the same effective and, if necessary, amend and supplement the same. NWIN shall, as soon as practicable after filing the Registration Statement, make all filings required to obtain all blue sky exemptions, authorizations, consents, or approvals required for the issuance of NWIN common stock pursuant to this Agreement.

(b)    The parties shall use reasonable best efforts to respond (with the assistance of the other party) as promptly as practicable to any comments of the SEC with respect to the Registration Statement. If prior to the Effective Time any event occurs with respect to First Personal, NWIN, or any of their respective Subsidiaries, or any change occurs with respect to information supplied by or on behalf of First Personal or NWIN, respectively, for inclusion in the Proxy Statement or the Registration Statement that, in each case, is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Registration Statement, First Personal or NWIN, as applicable, shall promptly notify the other of such event, and First Personal or NWIN, as applicable, shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and the Registration Statement and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to First Personal’s stockholders.

6.03    Employee Benefit Plans and Employee Payments.

(a)    NWIN shall make available to the officers and employees of First Personal or any Subsidiary who continue as employees of NWIN or any Subsidiary after the Effective Time (“Continuing Employees”) substantially the same employee benefits as are generally available to all NWIN employees.

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(b)    NWIN and First Personal agree to address any issues related to the differences between the vacation and paid time off policies of First Personal and any Subsidiary (including, without limitation, any banked paid time) and the vacation and paid time off policies of NWIN, and communicate the proposed reconciliation of the policies to the Continuing Employees prior to the Effective Time. Effective as of the later of the Effective Time or the date on which the NWIN vacation and paid time off policies are made available to the Continuing Employees, such Continuing Employees will be subject to the terms and conditions of the NWIN vacation/paid time off policy in place for similarly situated employees of NWIN, with credit given for all prior years of service with First Personal or any Subsidiary for purposes of determining vacation pay eligibility and the amount of such vacation pay.

(c)    Continuing Employees will receive credit for prior service with First Personal or its Subsidiaries, or their predecessors, for purposes of eligibility and vesting (but not benefit accrual) under the employee benefit plans of NWIN and its Subsidiaries.

(d)    To the extent a First Personal employee benefit plan is terminated at or prior to the Effective Time, Continuing Employees shall become eligible to participate in NWIN’s similar employee benefit plans, if any, as of the Effective Time. To the extent a First Personal employee benefit plan is terminated after the Effective Time, Continuing Employees shall become eligible to participate in NWIN’s similar employee benefit plans, if any, on the date of such plan termination. NWIN will use its reasonable best efforts to: (i) avoid subjecting Continuing Employees to any waiting periods or additional pre-existing condition limitations under the health and dental plans of NWIN or its Subsidiaries in which they are eligible to participate than they otherwise would have been subject to under the health and dental plans of First Personal; and (ii) give credit under the applicable plan for any deductibles and co-insurance payments made by such Continuing Employees under the corresponding First Personal plan during the balance of the then current 12-month period of coverage.

(e)    To the extent permitted under the terms of any tax-qualified retirement plan maintained by NWIN after the Effective Time and subject to the terms and conditions thereof, such plan shall accept “eligible rollover distributions” (within the meaning of Code Section 402(c)(4)) of cash amounts received from the FPB 401(k) Plan with respect to any Continuing Employees.

(f)    Consistent with Section 5.17 of this Agreement, NWIN may elect to continue to maintain, at the Effective Time, all fully insured employee welfare benefit and cafeteria plans of First Personal or any of its Subsidiaries that are currently in effect until such time as NWIN determines, in its sole discretion, to modify or terminate any or all of those plans. Claims incurred under the employee welfare benefit and cafeteria plans of First Personal or any of its Subsidiaries prior to plan termination shall be paid in accordance with the applicable plan’s claim submission procedures and deadlines.

(g)    Until the Effective Time, First Personal or a Subsidiary of First Personal, whichever is applicable, shall be liable for all obligations for continued health coverage pursuant

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to Section 4980B of the Code and Sections 601 through 609 of ERISA (“COBRA”) for eligible employees who incur a qualifying event before the Effective Time. NWIN or a NWIN Subsidiary, whichever is applicable, shall, after the Effective Time, be liable for (i) all obligations for continued health coverage under COBRA with respect to each qualified beneficiary of First Personal or a Subsidiary of First Personal who incurs a termination on and after the Effective Time, and (ii) for continued health coverage under COBRA from and after the Effective Time for each qualified beneficiary of First Personal or a Subsidiary of First Personal who incurs a qualifying event before the Effective Time.

(h)    Except for Randall R. Schwartz, and any other employee receiving a separate change in control, severance, or similar payment in connection with the Closing of the Merger, those employees of FPB as of the Effective Time: (i) who are still employed by FPB and who NWIN or its Subsidiaries elect not to employ after the Effective Time or who are terminated other than for cause (as determined by NWIN pursuant to its policies or any agreement applicable to the employee) within 12 months after the Closing Date; and (ii) who sign and deliver a termination and release agreement in a form acceptable to NWIN, shall be entitled to severance pay equal to one week of pay, at their base rate of pay in effect at the time of termination, for each full year of continuous service with FPB with a minimum of four weeks and a maximum of 26 weeks. Such employees who sign and deliver the termination and release agreement will receive their severance in a lump-sum payment within 60 days of termination of employment. Furthermore, any of such terminated employees shall be entitled to continuation coverage under Peoples Bank’s group health plans as required by COBRA, subject to timely election and payment of the applicable COBRA premium by such terminated employees. The “applicable COBRA premium” shall, for the same number of weeks as the number of weeks for which the terminated employee is receiving severance, be equal to the premium rate in effect for active Peoples Bank employees and, thereafter, shall be the premium rate in effect for other Peoples Bank COBRA beneficiaries. Nothing in this Section 6.03 shall be deemed to limit or modify NWIN’s or Peoples Bank’s at-will employment policy or any employee’s at-will employment status.

6.04    Adverse Actions. NWIN shall not knowingly take any action that is intended or is reasonably likely to result in (a) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (b) any of the conditions to the Merger set forth in Article VII not being satisfied in any material respect, (c) a material violation of any provision of this Agreement, or (d) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

6.05    D&O Insurance and Indemnification.

(a)    Subject to the limits of applicable federal banking law and regulations, NWIN shall indemnify and hold harmless (including the advancement of expenses as incurred) each present and former director and officer of First Personal and its Subsidiaries, including FPB (each, an “First Personal Indemnified Party”) for a period of six years following the Effective Time against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, or liabilities incurred in connection with any claim, action, suit, proceeding, or investigation, whether civil, criminal, administrative, or investigative, arising out

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of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at, or after the Effective Time, to the same extent (and subject to the making of the same findings as to eligibility for such indemnification and/or advancement of expenses) that such First Personal Indemnified Party would have been indemnified (or entitled to advancement of expenses) as a director or officer of First Personal or any of its Subsidiaries under applicable Delaware law or First Personal’s or any such Subsidiaries’ certificate or articles of incorporation or bylaws as in effect as of the date of this Agreement.

(b)    Subject to the conditions of this Section 6.05(b), NWIN shall cause the persons serving as officers and directors of First Personal and FPB immediately prior to the Effective Time to be covered for a period of six years after the Effective Time by the directors’ and officers’ liability insurance policy currently maintained by First Personal (the “Existing Policy”) or by a comparable or better policy (the “Replacement Policy”). Prior to the Effective Time, as instructed by NWIN, First Personal shall cause the applicable broker of record for its Existing Policy and its existing Financial Institution Bond to be assigned to NWIN’s designee. Such assignments in favor of NWIN’s designee shall be executed by First Personal with sufficient time to allow NWIN and its designee to place the insurance required by this Section 6.05(b). The Existing Policy or Replacement Policy, subject to policy terms and conditions, shall provide coverage with respect to covered acts or omissions occurring prior to the Effective Time; provided that, NWIN shall not be required to pay annual premiums for the Existing Policy (or for any Replacement Policy) in excess of 150% of the annual premium for the current annual term of the Existing Policy (the “Maximum Amount”); provided further that, if notwithstanding the use of reasonable efforts to do so, NWIN is unable to maintain or obtain the insurance called for by this Section 6.05(b), NWIN shall obtain as much comparable insurance as is available for the Maximum Amount. NWIN’s obligations under this Section 6.05(b) apply solely and exclusively to the Existing Policy and the existing Financial Institution Bond at each policy’s current limits of insurance, as well as its other terms, conditions, exclusions, and annual premium as of the date of this Agreement, and which must be continuously maintained in force by First Personal without interruption, cancellation, or amendment until the Effective Time or NWIN’s obligations under this Section 6.05(b) shall cease.

(c)    The provisions of this Section 6.05 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each First Personal Indemnified Party and his or her heirs and personal representatives.

(d)    In the event that either NWIN or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of NWIN shall assume the obligations set forth in this Section 6.05.

6.06    Changes and Supplements to NWIN Disclosure Schedules. NWIN shall promptly supplement, amend, and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the NWIN Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the NWIN Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or

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known as of the date hereof, would have made any of the representations or warranties of NWIN contained herein materially incorrect, untrue, or misleading. No such supplement, amendment, or update shall have any effect for the purposes of determining satisfaction of the conditions set forth in Article VII or become part of the NWIN Disclosure Schedule unless First Personal shall have first consented in writing with respect thereof.

6.07    Peoples Bank Advisory Board. As soon as reasonably practicable after the Closing Date, NWIN agrees to form a Peoples Bank Advisory Board (the “Advisory Board”) comprised of three to five members in order to advise Peoples Bank on various matters in FPB’s existing market area. Members of the Advisory Board will be determined in the discretion of NWIN after reasonable consultation with First Personal.

6.08    Issuance of NWIN Common Stock. The NWIN Board of Directors shall authorize and reserve the maximum number of shares of NWIN common stock to be issued pursuant to this Agreement. The NWIN common stock to be issued by NWIN to the stockholders of First Personal pursuant to this Agreement will, on the issuance and delivery to such stockholders pursuant to this Agreement, be duly authorized, validly issued, fully paid, and nonassessable. The shares of NWIN common stock to be issued to the stockholders of First Personal pursuant to this Agreement are and will be free of any preemptive rights of the shareholders of NWIN or any other person, firm, or entity. The NWIN common stock to be issued to the stockholders of First Personal pursuant to this Agreement will not be subject to any restrictions on transfer arising under the 1933 Act, except for NWIN common stock issued to any stockholder of First Personal who may be deemed to be an “affiliate” (under the 1933 Act) of NWIN after completion of the Merger pursuant to Rule 144 of the 1933 Act.

ARTICLE VII.

CONDITIONS PRECEDENT TO THE MERGER

7.01    Conditions Precedent to NWIN’s Obligations. The obligation of NWIN to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by NWIN:

(a)    Representations and Warranties. Each of the representations and warranties of First Personal (i) set forth in Sections 3.01, 3.02(a), 3.02(b)(i), 3.03, 3.08, 3.23(a), and 3.23(n) (in each case, after giving effect to the first paragraph of Article III) shall be true, accurate, and correct (other than, in the case of Section 3.03(a), such failures to be true, accurate and correct as are de minimis) in accordance with its terms at and as of the Effective Time as though such representations and warranties had been made or given on and as of immediately prior to the Effective Time (except that representations and warranties that, by their express terms, speak as of the date of this Agreement or some other date shall be true, accurate, and correct only as of such date), and (ii) set forth in Sections 3.02(b)(ii) and 3.36 (in each case, after giving effect to the first paragraph of Article III) shall be true, accurate, and correct in all material respects at and as of immediately prior to the Effective Time as though such representations and warranties had been made or given on and as of immediately prior to the Effective Time (except that representations and warranties that, by their express terms, speak as of the date of this Agreement or some other date shall be true, accurate, and correct only as of such date). All other

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representations and warranties of First Personal set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, but, in each case, after giving effect to the first paragraph of Article III) shall be true, accurate, and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of immediately prior to the Effective Time as though made on and as of immediately prior to the Effective Time; provided that, for purposes of this sentence, such representations and warranties shall be deemed to be true, accurate, and correct unless the failure or failures of such representations and warranties to be so true, accurate, and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on First Personal.

(b)    Covenants. Each of the covenants and agreements of First Personal shall have been fulfilled or complied with, in all material respects, at or prior to the Effective Time.

(c)    Deliveries at Closing. NWIN shall have received from First Personal at the Closing (as defined in Section 10.01) the items and documents, in form and content reasonably satisfactory to NWIN, set forth in Section 10.02(b).

(d)    Registration Statement Effective. NWIN shall have registered its shares of NWIN common stock to be issued to the stockholders of First Personal in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and blue sky approvals, authorizations, and exemptions required to offer and sell such shares shall have been received by NWIN. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened.

(e)    Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby (“Regulatory Approvals”) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and no such approvals shall contain any conditions, restrictions, or requirements which the Board of Directors of NWIN reasonably determines in good faith would (i) following the Effective Time, have a Material Adverse Effect on NWIN, or (ii) reduce the benefits of the transactions contemplated hereby to such a degree that NWIN would not have entered into this Agreement had such conditions, restrictions, or requirements been known at the date hereof.

(f)    Shareholder Approval. The stockholders of First Personal shall have approved and adopted this Agreement as required by applicable law and the terms of this Agreement. The total number of the Dissenting Shares shall be no greater than 5% of the number of shares of First Personal Common Stock outstanding as of the date of this Agreement.

(g)    Officers’ Certificate. First Personal shall have delivered to NWIN a certificate signed by its President and its Secretary, dated as of the Closing Date, certifying as to the matters set forth in Section 7.01(a) and Section 7.01(b).

(h)    Tax Opinion. The Board of Directors of NWIN shall have received a written opinion of the law firm of Barnes & Thornburg LLP, dated as of the Closing Date, in form and

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content reasonably satisfactory to NWIN, to the effect that the Merger to be effected pursuant to this Agreement will qualify as a reorganization within the meaning of Section 368(a) and related sections of the Code (as described in Section 1.03 hereof) to each party hereto and to the stockholders of First Personal, except with respect to the Cash Consideration and the cash received by the stockholders of First Personal for fractional shares resulting from application of the Exchange Ratio and pursuant to Section 2.03 hereof. In rendering such opinion, counsel may require and rely upon customary representation letters of the parties hereto and rely upon customary assumptions.

(i)    280G Opinion. NWIN shall have received a letter of tax advice, in a form satisfactory to NWIN, from First Personal’s outside, independent certified public accountants to the effect that any amounts that are paid by First Personal before the Effective Time, or required under the Employment Agreement, other agreements, or arrangements existing prior to the Effective Time, or this Agreement (or other plans or agreements entered into in connection with this Agreement) to be paid at or after the Effective Time, to Persons who are disqualified individuals in respect of First Personal, its Subsidiaries, or their successors, and that otherwise should be allowable as deductions for federal income tax purposes, should not be disallowed as deductions for such purposes by reason of Section 280G of the Code.

(j)    Material Proceedings. None of NWIN, First Personal, or any of their Subsidiaries, shall be subject to any statute, rule, regulation, injunction, order, or decree, which shall have been enacted, entered, promulgated, or enforced, which prohibits, prevents, or makes illegal the completion of the Merger, and no material claim, litigation, or proceeding shall have been initiated or threatened relating to the Agreement or the Merger or seeking to prevent the completion of the Merger.

(k)    Termination of Existing Employment Agreement. Randall R. Schwartz shall have executed and delivered the Mutual Termination of Employment Agreement to NWIN.

(l)    Execution of Schwartz Employment Agreement. Randall R. Schwartz shall have executed and delivered the Schwartz Employment Agreement to NWIN.

(m)    Notice of Termination of Data Processing Agreement. FPB shall have provided notice of termination to FiServ Solutions, Inc. (“FiServ”) under that certain Master Agreement dated January 1, 2015 (including related exhibits and schedules) between FPB and FiServ (the “Data Processing Agreement”).

(n)    First Personal Adjusted Consolidated Stockholder’s Equity. As of the end of the month prior to the Effective Time, the First Personal Adjusted Consolidated Stockholders’ Equity (as defined in this Section 7.01(n)), shall not be less than $11,250,000. “First Personal Adjusted Consolidated Stockholders’ Equity” shall be the consolidated stockholders’ equity of First Personal and all of its Subsidiaries determined in accordance with GAAP consistently applied for prior periods; provided that, if First Personal has not yet converted the 2025 Debentures as of the end of the month prior to the Effective Time, any common stock issuable pursuant to notices of conversion from the holders of the 2025 Debentures received not less than ten business days prior to the Closing Date pursuant to Section 7.01(p) shall be included in the calculation of First Personal Adjusted Consolidated Stockholders’ Equity; provided further that, (A) any accruals established by First Personal pursuant to Section 5.05(b); (B) any changes to the valuation of the First Personal investment portfolio attributed to ASC 320, whether upward or downward, from December 31, 2017 until the measurement date; (C) the aggregate expenses of attorneys, accountants, consultants, financial advisors, and other professional advisors incurred by First Personal in connection with this

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Agreement or the transactions contemplated hereby, including any fees incurred pursuant to (i) environmental investigation or testing under Section 5.12, (ii) the engagement of an independent valuation expert under Section 5.19, and (iii) the retention of outside consultants or employees under Section 5.21; (D) any amounts paid or payable to any director, officer, or employee of First Personal or any Subsidiary of First Personal under any contract, severance arrangement, benefit plan, or employment practice of First Personal, or at the direction of or with the written consent of NWIN, and all other payroll and non-payroll related costs and expenses; (E) costs associated with the termination of the FPB 401(k) Plan; (F) costs associated with the termination of the Data Processing Agreement, as set forth in Section 7.01(m); and (G) the aggregate expenses of attorneys, accountants, consultants, financial advisors, and other professional advisors incurred by First Personal in connection with any lawsuit filed involving this Agreement or the transactions contemplated hereby; and (H) the payment of unpaid or past due interest on the 2025 Debentures and unpaid or past due dividends on the Convertible Preferred Stock; in each case incurred or to be incurred by First Personal through the Effective Time in connection with this Agreement and the transactions contemplated hereby, will not reduce or impact the calculation of the First Personal Adjusted Consolidated Stockholders’ Equity for purposes of this Section 7.01(n). All such excluded amounts also shall be determined in accordance with GAAP.

(o)    Consents. First Personal shall have obtained or caused to be obtained (i) all written consents, if any, required under the Material Contracts, and (ii) all permits, authorizations, other written consents, permissions, and approvals as required for the lawful consummation of this Merger and as required under all agreements, contracts, appointments, indentures, plans, trusts, or other arrangements with third parties required to effect the transactions contemplated by this Agreement.

(p)    First Personal’s Convertible Debt and Equity. No less than ten business days prior to the Closing Date, First Personal shall have received, and delivered to NWIN, (A) (i) notices of conversion from the holders of First Personal’s 7.0% Convertible Subordinated Debentures due 2025 (the “2025 Debentures”), pursuant to which such holders irrevocably elect to convert the 2025 Debentures into no more than 44,146 shares of First Personal Common Stock at the conversion rate set forth in each such 2025 Debenture; and (ii) notices of conversion of all from all the holders of shares of First Personal’s Convertible Preferred Stock, Series A (“Convertible Preferred Stock”), pursuant to which such holders irrevocably elect to convert all the shares of Convertible Preferred Stock into no more than 138,288 shares of First Personal Common Stock at the conversion rate set forth in the Certificate of Designations for the Convertible Preferred Stock (with the calculations of the conversion rates subject to the prior review and written consent of NWIN, such consent not to be unreasonably withheld), and (B) notices of redemption from First Personal to any holders of the 2025 Debentures that do not return notices of conversion, with such conversions or redemptions, as applicable, to be effective immediately prior to the Effective Time, but contingent upon the Closing.

(q)    Payment of Interest on Debentures and Preferred Stock. First Personal shall have paid, in full, all unpaid or past due interest on the 2025 Debentures and dividends or distributions on the First Personal Preferred Stock which, in each such case, remain outstanding as of the date immediately prior to the Closing Date.

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7.02    Conditions Precedent to First Personal’s Obligations. The obligation of First Personal to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by First Personal:

(a)    Representations and Warranties. Each of the representations and warranties of NWIN (i) set forth in 4.03(a) and 4.12 (in each case, after giving effect to the first paragraph of Article IV) shall be true, accurate, and correct (other than, in the case of Section 4.03(a), such failures to be true, accurate and correct as are de minimis) as though such representations and warranties had been made or given on and as of immediately prior to the Effective Time (except that representations and warranties that, by their express terms, speak as of the date of this Agreement or some other date shall be true, accurate, and correct only as of such date) and (ii) set forth in Sections 4.01, 4.02(a), 4.02(b)(i), 4.02(b)(ii), 4.07 (in each case, after giving effect to the first paragraph of Article IV) shall be true, accurate, and correct in all material respects at and as of immediately prior to the Effective Time as though such representations and warranties had been made or given on and as of immediately prior to the Effective Time (except that representations and warranties that, by their express terms, speak as of the date of this Agreement or some other date shall be true, accurate, and correct only as of such date). All other representations and warranties of NWIN set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, but, in each case, after giving effect to the first paragraph of Article III) shall be true, accurate, and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of immediately prior to the Effective Time as though made on and as of immediately prior to the Effective Time; provided that, for purposes of this sentence, such representations and warranties shall be deemed to be true, accurate, and correct unless the failure or failures of such representations and warranties to be so true, accurate, and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on NWIN.

(b)    Covenants. Each of the covenants and agreements of NWIN shall have been fulfilled or complied with, in all material respects, at or prior to the Effective Time.

(c)    Deliveries at Closing. First Personal shall have received from NWIN at the Closing the items and documents, in form and content reasonably satisfactory to First Personal, listed in Section 10.02(a) hereof.

(d)    Registration Statement Effective. NWIN shall have registered its shares of NWIN common stock to be issued to the stockholders of First Personal in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and blue sky approvals, authorizations, and exemptions required to offer and sell such shares shall have been received by NWIN. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened.

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(e)    Regulatory Approvals. All Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

(f)    Stockholder Approval. The stockholders of First Personal shall have approved and adopted this Agreement as required by applicable Law and the terms of this Agreement.

(g)    Officers’ Certificate. First Personal shall have delivered to NWIN a certificate signed by its President and its Secretary, dated as of the Closing Date, certifying as to the matters set forth in Section 7.02(a) and Section 7.02(b).

(h)    Tax Opinion. The Board of Directors of First Personal shall have received a written opinion of the law firm of Barack Ferrazzano Kirschbaum & Nagelberg LLP, dated as of the Closing Date, in form and content reasonably satisfactory to First Personal, to the effect that the Merger to be effected pursuant to this Agreement will qualify as a reorganization within the meaning of Section 368(a) and related sections of the Code (as described in Section 1.03 hereof) to each party hereto and to the stockholders of First Personal, except with respect to the Cash Consideration and the cash received by the stockholders of First Personal for fractional shares resulting from application of the Exchange Ratio and pursuant to Section 2.03 hereof. In rendering such opinion, counsel may require and rely upon customary representation letters of the parties hereto and rely upon customary assumptions.

(i)    Material Proceedings. None of NWIN, First Personal, or any Subsidiary of NWIN or First Personal, shall be subject to any statute, rule, regulation, injunction, order, or decree, which shall have been enacted, entered, promulgated, or enforced, which prohibits, prevents, or makes illegal the completion of the Merger, and no material claim, litigation, or proceeding shall have been initiated or threatened relating to this Agreement or the Merger or seeking to prevent the completion of the Merger.

ARTICLE VIII.

TERMINATION OF MERGER

8.01    Termination. This Agreement may be terminated and abandoned at any time prior to the Closing Date, only as follows:

(a)    by the mutual written consent of NWIN and First Personal;

(b)    by either of First Personal or NWIN by written notice to the other:

(i)    if this Agreement and the Merger are not approved by the requisite vote of the stockholders of First Personal at the meeting of stockholders of First Personal contemplated in Section 5.01;

(ii)    (x) if any Governmental Authority of competent jurisdiction shall have issued an order, decree, judgment, or injunction, or taken any other action that permanently restrains, enjoins, or otherwise prohibits or makes illegal the consummation of the Merger, and such order, decree, judgment, injunction, or other action shall have

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become final and non-appealable, or (y) if any consent or approval of any Governmental Authority whose consent or approval is required to consummate the Merger has been denied and such denial (despite the reasonable best efforts of the parties hereto to appeal or reverse such denial) has become final and non-appealable; or (z) any application, filing, or notice for a regulatory approval has been withdrawn at the request or recommendation of the applicable Governmental Authority; provided that, the right to terminate this Agreement under this Section 8.01(b)(ii) shall not be available to a party whose failure (or the failure of any of its affiliates) to fulfill any of its obligations (excluding warranties and representations) under this Agreement has been the cause of or resulted in the occurrence of any event described in clauses (x), (y), and (z) above;

(iii)    if the consummation of the Merger shall not have occurred on or before November 30, 2018 (the “Outside Date”); provided that, the right to terminate this Agreement under this Section 8.01(b)(iii) shall not be available to any party whose breach of any representation, warranty, covenant, or other agreement contained in this Agreement causes the failure of the Merger to occur on or before the Outside Date; or

(c)    by written notice from NWIN to First Personal, if:

(i)    any event shall have occurred which is not capable of being cured prior to the Outside Date and would result in any condition set forth in Section 7.01 not being satisfied prior to the Outside Date;

(ii)    First Personal breaches or fails to perform any of its representations, warranties, or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.01, and such condition is incapable of being satisfied prior to the Outside Date or such breach has not been cured by First Personal within 20 business days after First Personal’s receipt of written notice of such breach from NWIN;

(iii)    there shall have occurred after the date of this Agreement any event, change, condition, circumstance, or state of facts, or aggregation of events, changes, conditions, circumstances, or state of facts, that has had, individually or in the aggregate, a Material Adverse Effect, whether or not covered by insurance, on First Personal; or

(iv)    NWIN elects to exercise its right to terminate pursuant to Section 3.11(b) or Section 5.12.

(d)    by written notice from First Personal to NWIN if:

(i)    any event shall have occurred which is not capable of being cured prior to the Outside Date and would result in any condition set forth in Section 7.02 not being satisfied prior to the Outside Date;

(ii)    NWIN breaches or fails to perform any of its representations, warranties, or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.02 and such condition is incapable of being satisfied prior to the Outside Date or such breach has not been cured by NWIN within 20 business days after NWIN’s receipt of written notice of such breach from First Personal; or

AGREEMENT AND PLAN OF MERGER	PAGE 60

(iii)    there shall have occurred after the date of this Agreement any event, change, condition, circumstance, or state of facts, or aggregation of events, changes, conditions, circumstances, or state of facts, that has had, individually or in the aggregate, a Material Adverse Effect, whether or not covered by insurance, on NWIN.

(e)    by written notice from NWIN to First Personal:

(i)    if the First Personal Board of Directors shall fail to include its recommendation to approve the Merger in the Proxy Statement;

(ii)    in the event of an Adverse Recommendation Change or an Adverse Recommendation Change Notice;

(iii)    if the First Personal Board of Directors shall approve any Acquisition Proposal or publicly recommend that the holders of First Personal Common Stock accept or approve any Acquisition Proposal; or

(iv)    if First Personal shall have entered into, or publicly announced its intention to enter into, a definitive agreement, agreement in principle, or letter of intent with respect to any Acquisition Proposal.

(f)    by written notice by NWIN to First Personal if a quorum could not be convened at the meeting of stockholders of First Personal contemplated in Section 5.01 or at a reconvened meeting held at any time prior to or on the Outside Date.

(g)    by written notice by First Personal to NWIN, at any time during the five business day period commencing on the Determination Date, if and only if both of the following conditions are satisfied: (i) the NWIN Market Value as of the Determination Date is less than $35.00 per share; and (ii) (A) the number obtained by dividing (1) the NWIN Market Value as of the Determination Date, by (2) $35.00, is less than (B) the number obtained by subtracting 0.2 from the number obtained by dividing (x) the Final Index Price, by (y) the Initial Index Price; provided, however, that if First Personal elects to exercise its termination right pursuant to this Section 8.01(g), it shall give written notice to NWIN. Within five business days following receipt of such notice, NWIN may, at its sole option (the “Fill Option”) offer to increase the Stock Consideration by either the First Trigger Fill or the Second Trigger Fill. If NWIN elects to exercise its Fill Option pursuant to this Section 8.01(g), it shall give prompt written notice to First Personal of such election and any references to “Stock Consideration” in this Agreement shall thereafter be deemed to refer to the Stock Consideration as adjusted pursuant to this Section 8.01(g). If NWIN or any company belonging to the Index declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 8.01(g).

For purposes of this Section 8.01(g), the following terms shall have the following meanings:

AGREEMENT AND PLAN OF MERGER	PAGE 61

“NWIN Market Value” means, as of any specified date, the volume weighted average of the daily closing sales prices of a share of NWIN common stock as reported on the OTC Pink Marketplace for the 15 consecutive trading days immediately preceding such specified date.

“Determination Date” means the fifteenth business day prior to the scheduled Closing Date, as extended from time to time.

“Final Index Price” means the sum of the Final Prices of each company comprising the Index.

“Final Price” with respect to any company included in the Index, means the volume weighted average closing price of a share of common stock of such company (and if there is no closing sales price on any such day, then the mean between the closing bid and the closing asked prices on that day), as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, for the 15 consecutive trading days immediately preceding the Determination Date.

“First Trigger Fill” shall mean the Exchange Ratio multiplied by the difference between (i) $35.00 and (ii) the NWIN Market Value on the Determination Date.

“Index” means the SNL Small Cap U.S. Bank and Thrift Index, or, if such Index is not available, such substitute or similar index as substantially replicates the SNL Small Cap U.S. Bank and Thrift Index.

“Initial Index Price” means the sum of the Initial Prices of each company comprising the Index.

“Initial Price” with respect to any company belonging to the Index, means the volume weighted average closing price of a share of common stock of such company (and if there is no closing sales price on any such day, then the mean between the closing bid and the closing asked prices on that day), as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, for the ten consecutive trading days immediately preceding the date of this Agreement.

“Second Trigger Fill” shall mean the Exchange Ratio multiplied by the difference between (i) the Second Trigger Price and (ii) the Acquiror Market Value on the Determination Date.

“Second Trigger Price” shall mean $35.00 multiplied by the number obtained by subtracting 0.1999 from the number obtained by dividing (i) the Final Index Price by (ii) the Initial Index Price.

8.02    Effect of Termination.

(a)    Subject to the remainder of this Section 8.02, in the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become null and void

AGREEMENT AND PLAN OF MERGER	PAGE 62

and have no effect, without any liability on the part of NWIN or First Personal and each of their respective Subsidiaries, directors, officers, employees, advisors, agents, or shareholders and all rights and obligations of any party under this Agreement shall cease, except for the agreements contained in Sections 5.06, this 8.02, and Article XI, which shall remain in full force and effect and survive any termination of this Agreement; provided that, nothing contained in this Agreement, including this Section 8.02, except for the amounts payable pursuant to subsections (b), (c), or (d), shall relieve any party hereto from liabilities or damages arising out of any fraud or intentional or breach by such party of any of its representations, warranties, covenants, or other agreements contained in this Agreement or any related agreement.

(b)    First Personal shall pay to NWIN an amount in cash equal to $630,000 (the “Termination Fee”) if:

(i)    this Agreement is terminated by NWIN pursuant to Section 8.01(e); or

(ii)    this Agreement is terminated by either party pursuant to Section 8.01(b)(i) as a result of the failure of First Personal’s stockholders to approve the Agreement and the Merger by the requisite vote, or by NWIN pursuant to Section 8.01(f), and, in each case, prior to the date that is 12 months after such termination First Personal or any of its Subsidiaries enters into any Acquisition Agreement or any Acquisition Proposal is consummated (regardless of whether such Acquisition Proposal is made or consummated before or after termination of this Agreement); or

(iii)    this Agreement is terminated by either First Personal or NWIN pursuant to Section 8.01(b)(iii) and (A) prior to the date of such termination, an Acquisition Proposal was made, and (B) prior to the date that is 12 months after such termination, First Personal or any of its Subsidiaries enters into any Acquisition Agreement or any Acquisition Proposal is consummated; or

(iv)    this Agreement is terminated by NWIN pursuant to Section 8.01(c)(i) or (ii), as a result of an intentional, willful, or grossly negligent breach or nonperformance by First Personal of any representation, warranty, or covenant contained in this Agreement and (A) prior to the date of such termination, an Acquisition Proposal was made, and (B) prior to the date that is 12 months after such termination, First Personal or any of its Subsidiaries enters into any Acquisition Agreement or any Acquisition Proposal is consummated.

(c)    Any fee due under Section 8.02(b) shall be paid by First Personal by wire transfer of same day funds within two business days after written demand for payment is made by NWIN.

(d)    In the event NWIN would be entitled to the Termination Fee pursuant to Section 8.02(b), then NWIN may elect, in its sole discretion, to terminate this Agreement and require the payment of such Termination Fee, in which event the Termination Fee shall be the sole and exclusive remedy for such termination event and such fee shall constitute liquidated damages; provided that, this Agreement shall not be terminated until the Termination Fee is paid in full. First Personal acknowledges that the agreements contained in this Section 8.02 are an integral

AGREEMENT AND PLAN OF MERGER	PAGE 63

part of the transactions contemplated by this Agreement, and that, without these agreements, NWIN would not have entered into this Agreement. Accordingly, if First Personal fails promptly to pay the Termination Fee, and, in order to obtain such payment, NWIN commences a suit that results in a judgment against First Personal for the Termination Fee, First Personal shall also pay to NWIN its reasonable costs and expenses (including attorneys’ and accountants’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest at the national prime rate in effect on the date such payment was required to be made.

ARTICLE IX.

EFFECTIVE TIME OF THE MERGER

Upon the terms and subject to the conditions specified in this Agreement, the Merger shall become effective on the day and at the time specified in the Articles of Merger of NWIN and First Personal as filed with the Indiana Secretary of State (the “Effective Time”). Unless otherwise mutually agreed to by the parties hereto, the parties shall cause the Effective Time to occur within ten business days after the later to occur of (a) all conditions precedent to the Merger set forth in this Agreement have been fulfilled, and (b) all waiting periods in connection with the bank regulatory applications filed for the approval of the Merger have expired.

ARTICLE X.

CLOSING

10.01    Closing Date and Place.

So long as all conditions precedent set forth in Article VII hereof have been satisfied and fulfilled, the closing of the Merger (the “Closing”) will take place on the date determined to be the date of the Effective Time by Article IX hereof (the “Closing Date”) at a location to be reasonably determined by NWIN.

10.02    Deliveries.

(a)    At the Closing, NWIN will deliver to First Personal the following:

(i)    the officers’ certificate contemplated by Section 7.02(g) hereof;

(ii)    copies of all Regulatory Approvals necessary to consummate the Merger;

(iii)    copies of the resolutions adopted by the Board of Directors of NWIN, certified by the Secretary of NWIN relative to the approval of this Agreement and the Merger;

(iv)    the tax opinion required by Section 7.02(h) hereof;

(v)    evidence of the purchase of director and officer liability insurance for the benefit of the First Personal Indemnified Parties in accordance with Section 6.05; and

(vi)    such other documents and information as First Personal or its legal counsel may reasonably request.

AGREEMENT AND PLAN OF MERGER	PAGE 64

(b)    At the Closing, First Personal will deliver to NWIN the following:

(i)    the officers’ certificate contemplated by Section 7.01(g) hereof;

(ii)    copies of the resolutions adopted by the Board of Directors and stockholders of First Personal certified by the Secretary of First Personal relative to the approval of this Agreement and the Merger;

(iii)    the tax opinion required by Section 7.01(h) hereof;

(iv)    the 280G opinion required by Section 7.01(i) hereof; and

(v)    such other documents and information as NWIN or its legal counsel may reasonably request.

ARTICLE XI.

MISCELLANEOUS

11.01    Effective Agreement.

This Agreement and the recitals hereof shall be binding upon and inure to the benefit of and be enforceable by the respective parties hereto and their respective successors and assigns; provided that, neither this Agreement nor any of the rights, interests, or obligations of the respective parties hereto under this Agreement may be assigned by any party hereto without the prior written consent of the other parties hereto. Except as provided by Section 6.05 (dealing with rights to indemnification and advancements of expenses, and the rights to insurance coverage, provided to certain persons), the representations, warranties, covenants, and agreements contained in this Agreement, as well as the documents and instruments referred to herein, are for the sole benefit of the parties hereto and their successors and assigns, and they will not be construed as conferring any rights on any other Persons, other than the right of First Personal, on behalf of its stockholders, to pursue damages in the event of fraud or an intentional breach of this Agreement as provided in Section 8.02(a) hereof.

11.02    Waiver; Amendment.

(a)    The parties hereto may by an instrument in writing: (i) extend the time for the performance of or otherwise amend any of the covenants, conditions, or agreements of the other parties under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other parties contained in this Agreement or in any document delivered pursuant hereto or thereto; (iii) waive the performance by the other parties of any of the covenants or agreements to be performed by it or them under this Agreement; or (iv) waive the satisfaction or fulfillment of any condition, the nonsatisfaction or nonfulfillment of which is a condition to the right of the party so waiving to consummate the Merger. The waiver by any party hereto of a breach of or noncompliance with any provision of this Agreement will not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder.

(b)    This Agreement may be amended, modified, or supplemented only by a written agreement executed by the parties hereto.

AGREEMENT AND PLAN OF MERGER	PAGE 65

11.03    Notices. All notices, requests, and other communications hereunder will be in writing and will be deemed to have been duly given if (i) delivered by hand and receipted for, (ii) delivered by certified United States Mail, return receipt requested, first class postage pre-paid (and confirmed by the delivery of an e-mail or facsimile transmission to the receiving party at the e-mail address or facsimile number provided by the receiving party), or (iii) delivered by overnight express receipted delivery service as follows:

If to NWIN:	with a copy (which shall not constitute notice) to:

NorthWest Indiana Bancorp 9204 Columbia Avenue Munster, IN 46321 Attn: Benjamin J. Bochnowski President and CEO	Barnes & Thornburg LLP 11 South Meridian Street Indianapolis, IN 46204-3535 Attn: David P. Hooper

And

If to First Personal:	with a copy (which shall not constitute notice) to:

First Personal Financial Corp. 14701 S. Ravinia Avenue Orland Park, IL 60462 Attn: Randall R. Schwartz President and CEO	Barack Ferrazzano Kirschbaum & Nagelberg LLP 200 W. Madison Street, Suite 3900 Chicago, IL 60606 Attn: John E. Freechack

or such substituted address or Person as any of them has given to the other in writing. All such notices, requests, or other communications shall be effective: (a) if delivered by hand, when delivered; (b) if mailed in the manner provided herein, five business days after deposit with the United States Postal Service; or (c) if delivered by overnight express delivery service, on the next business day after deposit with such service.

11.04    Headings. The headings in this Agreement have been inserted solely for ease of reference and should not be considered in the interpretation or construction of this Agreement.

11.05    Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal, or unenforceable provision or provisions had never been contained herein.

11.06    Counterparts; Facsimile. This Agreement may be executed in any number of counterparts and by facsimile, each of which will be an original, but such counterparts shall together constitute one and the same instrument.

11.07    Governing Law; Enforcement; Specific Performance; Jury Trial. This Agreement (and any and all other documents, agreements, and instruments entered into in connection with the Merger and any related transaction; collectively, the “Related Agreements”) shall be governed by and construed in accordance with the laws of the State of Indiana and

AGREEMENT AND PLAN OF MERGER	PAGE 66

applicable federal laws, without regard to principles of conflicts of law. The parties hereto hereby agree that all claims, actions, suits, and proceedings between the parties hereto relating to this Agreement or any Related Agreement shall be filed, tried, and litigated only in the Circuit or Superior Courts of Lake County, Indiana or the United States District Court for the Northern District of Indiana. In connection with the foregoing, the parties hereto consent to the jurisdiction and venue of such courts and expressly waive any claims or defenses of lack of personal jurisdiction of or proper venue by such courts. The parties agree that irreparable damage would occur in the event that any provision of this Agreement or any Related Agreement was not performed in accordance with its specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement or any Related Agreement and to enforce specifically the terms and provisions of this Agreement or any Related Agreement in any court identified above, this being in addition to any other remedy to which they are entitled at law or in equity. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY, IN ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT, OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT OR ANY RELATED AGREEMENT.

11.08    Entire Agreement. This Agreement and the Exhibits hereto supersede all other prior or contemporaneous understandings, commitments, representations, negotiations, or agreements, whether oral or written, among the parties hereto relating to the Merger or matters contemplated herein and constitute the entire agreement between the parties hereto, except as otherwise provided herein and except for the Confidentiality Agreement dated February 2, 2017 by and between the parties (the “Confidentiality Agreement”). Upon the execution of this Agreement by all the parties hereto, any and all other prior writings of either party relating to the Merger, will terminate and will be rendered of no further force or effect. The parties hereto agree that each party and its counsel reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party will not be employed in the interpretation of this Agreement or any amendments or exhibits hereto.

11.09    Survival of Representations, Warranties, or Covenants. Except as set forth in the following sentence, none of the representations, warranties, or covenants of the parties will survive the Effective Time or the earlier termination of this Agreement, and thereafter the parties will have no further liability with respect thereto. The covenants contained in Sections 5.06 and 8.02 and this Article XI shall survive termination of this Agreement and remain in full force and effect. The covenants contained in Sections 1.01, 1.05, 2.04, 5.17, 5.18, 6.03, 6.05 and all of the provisions of this Article XI shall survive the Effective Time.

11.10    Expenses. Except as provided elsewhere in this Agreement, each party to this Agreement shall pay its own expenses incidental to the Merger contemplated hereby.

11.11    Certain References. Whenever in this Agreement a singular word is used, it also will include the plural wherever required by the context and vice-versa, and the masculine or neuter gender shall include the masculine, feminine, and neuter genders. Except expressly stated otherwise, all references in this Agreement to periods of days shall be construed to refer to

AGREEMENT AND PLAN OF MERGER	PAGE 67

calendar, not business, days. For purposes of this Agreement, the term “business day” means any day except Saturday and Sunday when Peoples Bank in Munster, Indiana, is open for the transaction of business.

[SIGNATURE PAGE FOLLOWS.]

AGREEMENT AND PLAN OF MERGER	PAGE 68

IN WITNESS WHEREOF, NWIN and First Personal have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed, attested in counterparts, and delivered by their duly authorized officers.

NORTHWEST INDIANA BANCORP

By:	/s/ Benjamin J. Bochnowski
Benjamin J. Bochnowski, President & CEO

FIRST PERSONAL FINANCIAL CORP.

By:	/s/ Randall R. Schwartz
Randall R. Schwartz, President & CEO

AGREEMENT AND PLAN OF MERGER	SIGNATURE PAGE

INDEX OF EXHIBITS

Exhibit 1.05	Bank Merger Agreement

Exhibit 5.01	Form of Voting Agreement

Exhibit 5.16	Form of Nonsolicitation Agreement

Exhibit 5.19(i)	Form of Mutual Termination of Employment Agreement

EXHIBIT 1.05

BANK MERGER AGREEMENT

(See attached)

EXHIBIT 1.05

BANK MERGER AGREEMENT

THIS BANK MERGER AGREEMENT (this “Agreement”) dated as of the          day of                     , 2018, is entered into by and between PEOPLES BANK SB (“Surviving Bank”), an Indiana state chartered savings bank and wholly-owned subsidiary of NORTHWEST INDIANA BANCORP, an Indiana corporation (“Holding Company”), and FIRST PERSONAL BANK, an Illinois state chartered commercial bank (“Merging Target Bank”), and wholly-owned subsidiary of FIRST PERSONAL FINANCIAL CORP. (“First Personal”).

RECITALS

WHEREAS, Holding Company and First Personal have entered into an Agreement and Plan of Merger, dated as of February 20, 2018 (the “Agreement of Merger”), providing for an acquisition transaction in which Holding Company will acquire all of the outstanding shares of common stock, $0.01 par value per share, of First Personal and merging the Merging Target Bank and Surviving Bank (the “Merger”);

WHEREAS, the Boards of Directors and sole shareholders of Surviving Bank and Merging Target Bank each have adopted resolutions approving this Agreement and authorized the Merger contemplated hereby.

NOW, THEREFORE, the parties hereto, in consideration of amounts to be paid pursuant to the Agreement of Merger and subject to the terms and conditions of this Agreement, agree as follows:

ARTICLE I

BANK MERGER

Section 1.1    Effective Time of Merger. Effective as of                      (the “Effective Time of the Merger”), Merging Target Bank shall be merged with and into Surviving Bank, and Surviving Bank shall be the surviving institution (the “Surviving Institution”).

ARTICLE II

ARTICLES, BY-LAWS, ETC.

Section 2.1    Articles of Incorporation. At the Effective Time of the Merger, the Articles of Incorporation of Surviving Bank in effect immediately prior to the Effective Time of the Merger shall continue to be the Articles of Incorporation of the Surviving Institution.

Section 2.2    By-Laws. At the Effective Time of the Merger, the By-Laws of Surviving Bank in effect immediately prior to the Effective Time of the Merger shall continue to be the By-Laws of the Surviving Institution.

Section 2.3     Directors and Officers. At the Effective Time of the Merger, the directors of Surviving Bank shall continue to be the directors of the Surviving Institution, and the officers of Surviving Bank then holding office shall continue to be the officers of the Surviving Institution, in each case, subject to the Surviving Institution’s Articles of Incorporation and By-Laws and applicable law as to the term and removal of directors and officers.

EXHIBIT 1.05

Section 2.4     Home Office. The main office of Surviving Bank located at 9204 Columbia Avenue, Munster, Indiana 46321, and all branch offices of Surviving Bank immediately prior to the Merger shall continue to be the main office and branch offices, respectively, of the Surviving Institution at the Effective Time of the Merger. The main office and branch offices of Merging Target Bank immediately prior to the Merger shall become branch offices of the Surviving Institution at the Effective Time of the Merger.

ARTICLE III

MANNER OF CONVERTING AND EXCHANGING

MERGING TARGET BANK STOCK

Section 3.1    Converting and Exchanging Shares. Subject to the provisions of this Article III, the manner of converting and exchanging the outstanding common shares of Surviving Bank and Merging Target Bank at the Effective Time of the Merger shall be as follows:

(a)    Each of the shares of common stock of Surviving Bank (“Surviving Bank Common Stock”), outstanding immediately prior to the Effective Time of the Merger shall remain outstanding immediately after the Effective Time of the Merger.

(b)     Each of the 100,000 shares of the common stock, $10.00 par value per share, of Merging Target Bank (the “Merging Target Bank Common Stock”) outstanding immediately prior to the Effective Time of the Merger shall, at the Effective Time of the Merger, be cancelled without additional consideration therefor.

Section 3.2    Transfer of Shares. After the Effective Time of the Merger, there shall be no transfers on the stock transfer books of Merging Target Bank or the Surviving Institution of any shares of Merging Target Bank Common Stock.

ARTICLE IV

MISCELLANEOUS

Section 4.1    Effect of Merger. From and after the Effective Time of the Merger, the Surviving Institution shall have all of the rights, privileges, powers, immunities, and franchises (public and private) of each of the constituent corporations, and all property (real, personal, and mixed), all debts due on whatever account, and all other choses in action, of each of the constituent corporations. All interests of or belonging to or due to either of the constituent corporations shall thereupon be deemed to be transferred to and vested in the Surviving Institution without act or deed and no title to any real estate or any interest therein vested in either of the constituent corporations shall revert or be in any way impaired because of the Merger.

Section 4.2    Obligations of Surviving Institution. From and after the Effective Time of the Merger, the Surviving Institution shall be responsible for all obligations of the Merging Target Bank and each claim existing and each action or proceeding pending by or against the Merging Target Bank may be prosecuted as if the Merger had not taken place, and the Surviving Institution may be substituted in the place of the Merging Target Bank. No right of any creditor of the Merging Target Bank and no lien upon the property of the Merging Target Bank shall be impaired by the Merger.

EXHIBIT 1.05

Section 4.3    Further Documents. If at any time the Surviving Institution shall consider or be advised that any further assignments, conveyances, or assurances in law are necessary or desirable to vest, perfect, or confirm of record in the Surviving Institution the title to any property or rights of the Merging Target Bank, or otherwise to carry out the provisions hereof, the persons who were the proper officers and directors of the Merging Target Bank immediately prior to the Effective Time of the Merger (or their successors in office) shall execute and deliver any and all proper deeds, assignments, and assurances in law, and do all things necessary or proper, to vest, perfect, or confirm title to such property or rights in the Surviving Institution and otherwise to carry out the provisions hereof.

Section 4.4    Termination. This Agreement shall terminate automatically upon termination of the Agreement of Merger.

Section 4.5    Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Indiana, without regard to conflict of law principles.

[Signature Page Follows]

EXHIBIT 1.05

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be effective as of the day and year first written above.

PEOPLES BANK SB	FIRST PERSONAL BANK
By:	By:
Printed:	Printed:
Title:	Title:

EXHIBIT 1.05

EXHIBIT 5.01

VOTING AGREEMENT

(See attached)

EXHIBIT 5.01

VOTING AGREEMENT

Each of the undersigned, being all of the directors of FIRST PERSONAL FINANCIAL CORP. (“First Personal”) and FIRST PERSONAL BANK, an Illinois state chartered bank and wholly-owned subsidiary of First Personal (“FPB”) having, in the case of the First Personal directors, voted for the approval and adoption by First Personal of that certain Agreement and Plan of Merger (“Agreement and Plan of Merger”) among First Personal and NORTHWEST INDIANA BANCORP (“NWIN”), whereby NWIN will acquire all of the outstanding capital stock of First Personal in exchange for cash consideration and shares of NWIN common stock, no par value per share (the “Holding Company Merger”), in consideration of the benefits to be derived from the consummation of such merger and in consideration of the mutual agreements made in the Agreement and Plan of Merger and herein, and in order to induce NWIN to execute and deliver the Agreement and Plan of Merger to First Personal and to proceed with the consummation of the Holding Company Merger and to incur the expenses required in connection therewith, hereby irrevocably covenants and agrees with one another and with each of the parties to such Agreement and Plan of Merger that the undersigned:

(a)    will support the consummation of the Holding Company Merger and any merger of any First Personal subsidiaries, including FPB, and, subject to Section 5.06 of the Agreement and Plan of Merger, will recommend the Holding Company Merger for approval and adoption by the shareholders of First Personal;

(b)     will vote all shares of common stock of First Personal (“First Personal Common Stock”) now or hereafter beneficially owned by him or her, in person or by proxy, at any meeting of the stockholders of First Personal or adjournments thereof, in favor of the approval and adoption of the Agreement and Plan of Merger and the Holding Company Merger; and

(c)     until such time as the Holding Company Merger has been consummated or the Agreement and Plan of Merger has been duly terminated in accordance with the provisions thereof, will not transfer any shares of First Personal Common Stock, or any right or option with respect thereto or any interest therein, without first obtaining from the transferee thereof and furnishing to NWIN a written agreement of such transferee substantially to the effect of the agreements herein made and in form and substance acceptable to NWIN. Notwithstanding the foregoing, nothing herein shall prevent the following transfers of First Personal Common Stock: (i) transfers by will or by operation of law (in which case this Voting Agreement shall bind the transferee); (ii) transfers for estate and tax planning purposes, subject in each case to the transferee agreeing in writing to be bound by the terms of this Voting Agreement; or (iii) as NWIN may otherwise consent to in writing, which such consent shall not be unreasonably withheld.

The undersigned represents and warrants that he or she (except to the extent indicated below) is the sole record and/or beneficial owner of (and has sole rights to vote and to dispose of) the number of shares of First Personal Common Stock indicated beside his or her signature below.

EXHIBIT 5.01

This Voting Agreement shall be effective from the date hereof and shall terminate and be of no further force and effect upon the earlier of (a) the consummation of the Holding Company Merger; (b) the termination of the Agreement and Plan of Merger in accordance with its terms; or (c) the taking of such action whereby a majority of First Personal’s Board of Directors, in accordance with the terms and conditions of Section 5.06 of the Agreement and Plan of Merger, withdraws its favorable recommendation of the Agreement and Plan of Merger to the stockholders of First Personal.

This Voting Agreement may be executed in one or more counterparts and delivered by facsimile, pdf, or other means of electronic communication, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. This Voting Agreement shall be governed by and construed in accordance with the laws of the State of Indiana and applicable federal laws, without regard to principles of conflicts of law. The parties hereto hereby agree that all claims, actions, suits, and proceedings between the parties hereto relating to this Voting Agreement shall be filed, tried, and litigated only in the Circuit or Superior Courts of Lake County, Indiana or the United States District Court for the Northern District of Indiana. In connection with the foregoing, the parties hereto consent to the jurisdiction and venue of such courts and expressly waive any claims or defenses of lack of personal jurisdiction of or proper venue by such courts. The parties agree that irreparable damage would occur in the event that any of the provisions of this Voting Agreement was not performed in accordance with its specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Voting Agreement and to enforce specifically the terms and provisions of this Voting Agreement in any court identified above, this being in addition to any other remedy to which they are entitled at law or in equity. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY, IN ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT, OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS VOTING AGREEMENT.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

EXHIBIT 5.01

EXECUTED AND DELIVERED as of February 20, 2018.

DIRECTORS:

Daniel J. Horn	(27,459 shares)

Randall R. Schwartz	(105,356 shares)

George Cvack	(36,200 shares)

Deborah S. Ashen	(0 shares)

Lawrence J. Svabek	(0 shares)

Richard E. Michaels	(0 shares)

[SIGNATURE PAGE TO VOTING AGREEMENT]

EXHIBIT 5.01

EXHIBIT 5.16

FORM OF NONSOLICITATION AGREEMENT

(See attached)

EXHIBIT 5.16

NON-SOLICITATION AND NON-DISCLOSURE AGREEMENT

This Non-Solicitation and Non-Disclosure Agreement (the “Agreement”), is made this          day of                     , 2018, by and among GEORGE CVACK (the “Executive”), NORTHWEST INDIANA BANCORP (the “Holding Company”), and PEOPLES BANK SB (the “Bank”). The Holding Company, the Bank, and their affiliated entities are collectively referred to herein as “NWIN.”

RECITALS

WHEREAS, Executive previously served as the [●] of First Personal Bank or one or more of its affiliates (“FPB”), including First Personal Financial Corp. (“First Personal”). First Personal and FPB are collectively referred to herein as the “First Personal Entities;” and

WHEREAS, First Personal and the Holding Company have entered into an Agreement and Plan of Merger (the “Merger Agreement”) whereby First Personal will merge with and into the Holding Company (the “Merger”). The combined entities, operations, and assets of NWIN and the First Personal Entities after the Merger are referred to herein as the “Company;” and

WHEREAS, the Executive will be an employee of the Bank for a period of time after the Merger, and may receive certain other payments or benefits as a result of the Merger; and

WHEREAS, as a condition to its agreement to consummate the Merger under the terms of the Merger Agreement and the continued employment of the Executive, NWIN has requested that the Executive agree to certain restrictions, covenants, and agreements, as set forth in this Agreement in order to protect the Company’s business interests and goodwill, as well as its confidential and proprietary information; and

WHEREAS, the Executive, in consideration of the benefits of the Merger to the Executive, including but not limited to the continued employment of the Executive, has agreed to execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants, agreements, and obligations contained herein, and subject to and effective only upon the consummation of the Merger, and for other good and valuable consideration, the receipt, legal adequacy and sufficiency of which are hereby acknowledged, the parties agree as follows:

Section 1.    Contingency. This Agreement shall be contingent on the consummation of the Merger. If the Merger is not consummated for any reason, this Agreement will be null and void as of the date of the public announcement of the cancellation of the intent to consummate the Merger.

Section 2.    Definitions.

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(a)    Confidential Information. For purposes of this Agreement, the term “Confidential Information” means any and all:

(i)    materials, records, data, documents, lists, writings, and information (whether in writing, printed, verbal, electronic, computerized, on disk or otherwise) relating or referring in any manner to the business, operations, affairs, financial condition, results of operation, cash flow, assets, liabilities, sales, revenues, income, estimates, projections, policies, strategies, techniques, methods, products, developments, suppliers, relationships, and/or customers of the First Personal Entities, NWIN, the Company, or any affiliate of any of them that are not generally known by the public at large and/or which provide the Company with a competitive advantage;

(ii)    “trade secrets” of the First Personal Entities, NWIN, the Company, or any affiliate of any of them, as defined under Indiana law; and

(iii)    any and all copies, summaries, analyses, and extracts which relate or refer to or reflect any of the items set forth in (i) or (ii) above. The Executive agrees that all Confidential Information is confidential and is and at all times will remain the property of NWIN.

Section 3.    Access to and Return of Confidential Information.

(a)    The Executive understands, acknowledges, and agrees that during the course of his employment with the Company he has gained or will gain information regarding, knowledge of, and familiarity with the Confidential Information of the Company and that if the Confidential Information was disclosed by the Executive, NWIN would suffer irreparable damage and harm. The Executive understands, acknowledges, and agrees that the Confidential Information derives substantial economic value from, among other reasons, not being known or readily ascertainable by proper means by others who could obtain economic value therefrom upon disclosure. The Executive acknowledges and agrees that NWIN uses reasonable means to maintain the secrecy and confidentiality of the Confidential Information.

(b)    The Executive covenants and agrees:

(i)    to keep all Confidential Information subject to NWIN’s custody and control and to promptly return to NWIN all Confidential Information that is still in the Executive’s possession or control at the termination of the Executive’s employment with NWIN; and

(ii)    promptly upon termination of the Executive’s employment with NWIN, to return to NWIN, at NWIN’s principal office, all vehicles, equipment, computers, credit cards, and other property of the Company and to cease using any of the foregoing.

Section 4.    Restrictive Covenants.

(a)    Non-Solicitation. The Executive covenants that, during the Executive’s employment with NWIN and for a period of 18 months following the date of termination of his employment with NWIN, the Executive shall not: (i) directly recruit any person who is an employee of Peoples Bank; (ii) solicit, encourage, or induce any such employee to leave Peoples Bank’s employ; or (iii) solicit, encourage, or induce any customer of Peoples Bank to cease doing or reduce such customer’s level of business with Peoples Bank.

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(b)    Non-Disclosure. At all times during and after the termination of his employment, the Executive shall not (i) directly or indirectly disclose, provide, or discuss any Confidential Information with or to any person other than those directors, officers, employees, representatives, and agents of NWIN who need to know such Confidential Information for a proper corporate purpose, and (ii) directly or indirectly use any Confidential Information (A) to compete against NWIN, or (B) for the Executive’s own benefit or for the benefit of any person or entity other than NWIN.

Section 5.    Periods of Noncompliance and Reasonableness of Periods. The restrictions and covenants contained in Section 4 shall be deemed not to run during all periods of noncompliance, the intention of the parties hereto being to have such restrictions and covenants apply during the term of this Agreement and for the full periods specified in Section 4. The parties hereto understand, acknowledge, and agree that the restrictions and covenants contained in Section 4 are reasonable in view of the nature of the business in which the Company is engaged, the Executive’s position with the Company and the Executive’s advantageous knowledge of and familiarity with the business, operations, affairs, employees, and customers of the Company.

The restrictions and covenants contained in Section 4 are essential terms and conditions to NWIN entering into this Agreement, and shall be construed as independent of any other provision in this Agreement. The existence of any claim or cause of action the Executive has against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Bank or the Holding Company of these covenants.

NWIN’s obligation to pay any amounts otherwise payable to the Executive pursuant to this Agreement or any other agreement or arrangement shall immediately terminate in the event that the Executive breaches any of the provisions of Section 4. Notwithstanding the foregoing:

(a)    the covenants of the Executive set forth in Section 4 shall continue in full force and effect and be binding upon the Executive;

(b)    the Bank and the Holding Company shall each be entitled to the remedies specified in Section 6; and

(c)    the Bank and the Holding Company shall each be entitled to its damages, costs, and expenses (including, without limitation, reasonable attorneys’ fees and expenses) resulting from or relating to the Executive’s breach of any of the provisions of Section 4.

Section 6.    Remedies. The Executive agrees that NWIN shall suffer irreparable damage and injury and shall not have an adequate remedy at law in the event of any actual, threatened, or attempted breach by the Executive of any provision of Section 4. Accordingly, in the event of a breach or a threatened or attempted breach by the Executive of any provision of Section 4, in addition to all other remedies to which NWIN is entitled at law, in equity, or otherwise, it may be entitled to a temporary restraining order and a permanent injunction or a

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decree of specific performance of any provision of Section 4. The foregoing remedies shall not be deemed to be the exclusive rights or remedies of NWIN for any breach of or noncompliance with this Agreement by the Executive but shall be in addition to all other rights and remedies available to it at law, in equity, or otherwise.

Section 7.    Severability. In case any one or more of the provisions (or any portion thereof) contained herein will, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal, or unenforceable provision or provisions (or portion thereof) had never been contained herein. If any provision of this Agreement shall be determined by a court of competent jurisdiction to be unenforceable because of the provision’s scope, duration, or other factor, then such provision shall be considered divisible and the court making such determination shall have the power to reduce or limit (but not increase or make greater) such scope, duration, or other factor or to reform (but not increase or make greater) such provision to make it enforceable to the maximum extent permitted by law, and such provision shall then be enforceable against the appropriate party hereto in its reformed, reduced, or limited form; provided that, a provision shall be enforceable in its reformed, reduced, or limited form only in the particular jurisdiction in which a court of competent jurisdiction makes such determination.

Section 8.    Effect of Headings. The descriptive headings of the Sections and, where applicable, subsections, of this Agreement are inserted for convenience and identification only and do not constitute a part of this Agreement for purposes of interpretation.

Section 9.    Controlling Law. Except to the extent superseded by the laws of the United States, the laws of the State of Indiana, without reference to the choice of law principles thereof, shall be controlling in all matters relating to this Agreement.

Section 10.    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which collectively shall constitute one and the same instrument.

[Signature page follows]

EXHIBIT 5.16

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the day and year first above written.

PEOPLES BANK SB	NORTHWEST INDIANA BANCORP

By:	By:
Benjamin J. Bochnowski	Benjamin J. Bochnowski
Chief Executive Officer	Chief Executive Officer

EXECUTIVE

George Cvack

EXHIBIT 5.16

EXHIBIT 5.19(i)

FORM OF MUTUAL TERMINATION OF EMPLOYMENT AGREEMENT

(See attached)

EXHIBIT 5.19(i)

MUTUAL TERMINATION OF EMPLOYMENT AGREEMENT

THIS MUTUAL TERMINATION OF EMPLOYMENT AGREEMENT (“Agreement”) is entered into on this          day of                     , 2018, but effective as of the Effective Time (as defined herein), by and among FIRST PERSONAL FINANCIAL CORP. (“First Personal”), FIRST PERSONAL BANK (“FPB”), and RANDALL R. SCHWARTZ, the current President and Chief Executive Officer of First Personal and FPB (the “Executive”) (hereinafter collectively referred to as the “Parties”). NORTHWEST INDIANA BANCORP (“NWIN”), a registered financial holding company with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended, and PEOPLES BANK SB (“Peoples Bank”), a wholly-owned Indiana state chartered savings bank subsidiary of NWIN, are Parties for the limited purposes described herein.

RECITALS

WHEREAS, First Personal and the Executive entered into a certain Employment Agreement, dated as of March 20, 2007, as amended on                      (the “Employment Agreement”); and

WHEREAS, pursuant to that certain Agreement and Plan of Merger dated February 20, 2018, by and between First Personal and NWIN (the “Merger Agreement”), First Personal shall be merged with and into NWIN (the “Merger”) effective as of the date and time as provided in the Merger Agreement (the “Effective Time”); and

WHEREAS, pursuant to the Merger Agreement, as a condition precedent to the Merger, NWIN has consented to the termination of the Employment Agreement; and

WHEREAS, in light of the Merger, the Parties desire to mutually terminate the Employment Agreement; and

WHEREAS, Peoples Bank has agreed to employ the Executive, and the Executive has agreed to be employed by Peoples Bank as of the Effective Time;

NOW, THEREFORE, in consideration of the mutual promises herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

TERMS AND CONDITIONS

Section 1.    Termination of Employment Agreement. The Parties hereby agree that the Employment Agreement shall terminate and the Executive’s employment with First Personal and FPB shall cease, and all of the Executive’s rights to compensation, payments, and/or benefits under the Employment Agreement or with respect to the Executive’s employment with First Personal or FPB shall cease (except: (i) any vested benefits to which the Executive is entitled under any tax-qualified retirement plan sponsored by First Personal or FPB that is designed to satisfy the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”); (ii) any accrued, but unpaid salary and/or vacation; or (iii) under Section 2 of this Agreement), effective as of the Effective Time. Notwithstanding the foregoing, the Executive

EXHIBIT 5.19(i)

hereby acknowledges and agrees that the Amount (as defined below) to be paid to the Executive hereunder is in lieu of any severance benefits that would otherwise be available to the Executive under any severance pay policy or practice of First Personal or its subsidiaries or affiliates, or NWIN or its subsidiaries or affiliates, in the event that the Executive’s employment with either First Personal, FPB, NWIN, or Peoples Bank, or any of their subsidiaries or affiliates, terminates for any reason.

Section 2.    Consideration.

(a)    Subject to Section 4, as consideration for the Executive to enter into this Agreement and its attachments, appendices, and exhibits, to terminate the Employment Agreement with First Personal, First Personal or FPB shall pay to the Executive an amount equal to $                         (the “Amount”), less any withholdings for applicable taxes required by law. Subject to the foregoing, First Personal or FPB shall pay the Amount to the Executive in a lump sum on the Effective Time.

(b)    The Executive hereby acknowledges and agrees that: (i) the Amount is a sum which is equivalent to the sum to which the Executive would otherwise be entitled under Section 4(g) of the Employment Agreement in the event of a qualifying termination of the Executive’s employment after a Change in Control (as defined in the Employment Agreement); and (ii) except as provided in this Agreement, the Executive is not entitled to receive any further compensation, payments, and/or employee benefits under the Employment Agreement or pursuant to the Executive’s relationship with First Personal or FPB.

(c)    As of the Effective Time, the Executive’s FPB issued mobile phone and laptop computer shall be deemed to be the Executive’s personal property and he shall be entitled to retain such mobile phone and laptop computer following any termination of his employment.

Section 3.    Governing Law, Jurisdiction, Venue, and Waiver of Jury Trial. To the extent subject to Section 409A of the Code, this Agreement will be administered to comply with the provisions thereof and the regulations thereunder. To the extent not inconsistent with the previous sentence, this Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without reference to the choice of law principles or rules thereof. The Parties hereto irrevocably consent to the jurisdiction and venue of the state court for the State of Illinois located in Chicago, Illinois, or the Federal District Court for the Northern District of Illinois, located in Cook County, Illinois, and agree that all actions, proceedings, litigation, disputes, or claims relating to or arising out of this Agreement shall be brought and tried only in such courts. Notwithstanding the foregoing, First Personal or FPB, or the successors of each, reserve the right to pursue injunctive relief in any state or federal court of proper jurisdiction and venue. EACH OF THE PARTIES WAIVES ANY RIGHTS THAT IT MAY HAVE TO BRING A CAUSE OF ACTION IN ANY COURT OR IN ANY PROCEEDING INVOLVING A JURY TO THE MAXIMUM EXTENT PERMITTED BY LAW.

EXHIBIT 5.19(i)

Section 4.    Limitation of Benefit. Notwithstanding anything to the contrary in this Agreement, if there are payments to the Executive which constitute “parachute payments,” as defined in Section 280G of the Code, then the payments made to the Executive shall be limited to the greatest amount payable without triggering the tax under Code Section 4999. All necessary calculations shall be done by an outside party in accordance with the Merger Agreement.

Section 5.    Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of First Personal and FPB and their respective successors and assigns. This Agreement may be assigned, without the prior consent of the Executive to a successor of First Personal or FPB (and the Executive hereby consents to the assignment of the covenants under this Agreement to a purchaser of all or substantially all of the stock of First Personal or FPB, by merger or otherwise) and, upon the Executive’s death, this Agreement shall terminate except to the extent any payments remain due Executive in which case the payments shall inure to the benefit of and be enforceable by the Executive’s executors, administrators, representatives, heirs, distributees, devisees, and legatees and all amounts payable hereunder shall be paid to such persons or the estate of the Executive.

Section 6.    Entire Agreement. This Agreement, including all attachments, appendices, and exhibits hereto, comprises the entire agreement between the Parties with respect to the subject matter hereof and supersedes all earlier agreements (whether oral or written) relating to the subject matter hereof.

Section 7.    Waiver; Amendment. No provision or obligation of this Agreement may be waived or discharged unless such waiver or discharge is agreed to in writing and signed by the parties to be bound. The waiver by any Party hereto of a breach of or noncompliance with any provision of this Agreement shall not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder. Except as expressly provided otherwise herein, this Agreement may be amended, modified or supplemented only by a written agreement executed by parties to be bound thereto.

Section 8.    Severability. All provisions of this Agreement are severable from one another, and the unenforceability or invalidity of any provision of this Agreement shall not affect the validity or enforceability of the remaining provisions of this Agreement; provided, however, that should any judicial body interpreting this Agreement deem any provision to be unreasonably broad in time, territory, scope or otherwise, the parties intend for the judicial body, to the greatest extent possible, to reduce the breadth of the provision to the maximum legally allowable parameters rather than deeming such provision totally unenforceable or invalid.

Section 9.    Further Assurances. Each of the Parties hereto shall do, execute, acknowledge, and deliver or cause to be done, executed, acknowledged, and delivered at any time and from time to time upon the request of any other Parties hereto, all such further acts, documents, and instruments as may be reasonably required to effect any of the transactions contemplated by this Agreement.

EXHIBIT 5.19(i)

Section 10.    Notice. Any notice, request, instruction, or other document to be given hereunder to any party shall be in writing and delivered by hand, registered or certified United States mail, return receipt requested, or other form of receipted delivery, with all expenses of delivery prepaid, as follows:

If to the Executive:	If to First Personal or FPB:
Randall R. Schwartz	Attn: CFO
14701 S. Ravinia Avenue
Orland Park, Illinois 60462

or to such other address as either party hereto may have furnished to the other in writing in accordance with the preceding.

Section 11.    Headings. The headings in this Agreement have been inserted solely for ease of reference and shall not be considered in the interpretation, construction, or enforcement of this Agreement.

Section 12.    Release. For and in consideration of the foregoing covenants and promises made by First Personal and FPB, and the performance of such covenants and promises, the sufficiency of which is hereby acknowledged, the Executive agrees to release First Personal and FPB and all other persons named in the Release from any and all causes of action that the Executive has or may have against them before the effective date of the Release, other than a breach of this Agreement. The Executive shall execute a separate Release of All Claims substantially in the form attached hereto as Appendix A. THE EXECUTIVE’S RIGHT TO BENEFITS HEREUNDER SHALL BE CONTINGENT ON THE SIGNING, FILING, AND NOT REVOKING THE RELEASE OF ALL CLAIMS WITHIN THE PERIODS REQUIRED BY LAW AND AS PROVIDED IN THE RELEASE OF ALL CLAIMS.

Section 13.    Review and Consultation. The Parties hereby acknowledge and agree that each (a) has read this Agreement in its entirety prior to executing it, (b) understands the provisions and effects of this Agreement, (c) has consulted with such attorneys, accountants, and financial and other advisors as it or he has deemed appropriate in connection with their respective execution of this Agreement, and (d) has executed this Agreement voluntarily. THE EXECUTIVE HEREBY UNDERSTANDS, ACKNOWLEDGES, AND AGREES THAT THE EXECUTIVE HAS NOT RECEIVED ANY ADVICE, COUNSEL, OR RECOMMENDATION WITH RESPECT TO THIS AGREEMENT FROM FIRST PERSONAL OR FPB OR THEIR LEGAL COUNSEL.

[Signature Page Follows]

EXHIBIT 5.19(i)

IN WITNESS WHEREOF, the undersigned have executed this Mutual Termination of Employment Agreement as of the day and year first above written.

EXECUTIVE

Randall R. Schwartz

FIRST PERSONAL FINANCIAL CORP.	FIRST PERSONAL BANK

By:	By:

Its:	Its:

For the limited purpose of acknowledging its consent, pursuant to the Merger Agreement, to First Personal and FPB entering into this Agreement:

NORTHWEST INDIANA BANCORP	PEOPLES BANK SB

By:	By:

Its:	Its:

EXHIBIT 5.19(i)

APPENDIX A

RELEASE OF ALL CLAIMS

FOR VALUABLE CONSIDERATION, including the payment to the Executive of certain severance benefits, the Executive hereby makes this Release of All Claims (“Release”) in favor of First Personal Financial Corp., First Personal Bank, and their successors and assigns (including all subsidiaries and affiliates) (collectively the “Released Parties”) and its agents as set forth herein.

Section 1.    The Executive releases, waives and discharges the Released Parties and their agents (as defined below) from all claims, whether known or unknown, arising out of the Executive’s employment relationship with the Released Parties, the termination of that relationship, and all other events, incidents, or actions occurring before the date on which this Release is signed; provided, however, this Release shall not apply to any claim based on the Released Parties’ breach of Sections 1 or 2 of the Mutual Termination of Employment Agreement. Claims released herein include, but are not limited to, discrimination claims based on age, race, sex, religion, national origin, disability, veteran status, or any other employment claim, including claims arising under The Civil Rights Act of 1866, 42 U.S.C. § 1981; Title VII of the Civil Rights Act of 1964; the Americans with Disabilities Act; the Age Discrimination in Employment Act of 1967; the Federal Rehabilitation Act of 1973; the Older Workers’ Benefits Protection Act; the Employee Retirement Income Security Act of 1974; the Fair Labor Standards Act; the Family and Medical Leave Act (to the extent that FMLA claims may be released under governing law), the Illinois Civil Rights Act, the Indiana Civil Rights Act, the Illinois Wage Payment and Wage Claims Act, the Indiana Wage Payment and Wage Claims Acts, any Federal or State wage and hour laws and all other similar Federal or State statutes; and any and all tort or contract claims, including, but not limited to, breach of contract, breach of good faith and fair dealing, infliction of emotional distress, defamation, or wrongful termination or discharge.

Section 2.    The Executive further acknowledges that the Released Parties have advised the Executive to consult with an attorney of the Executive’s own choosing and that the Executive has had ample time and adequate opportunity to thoroughly discuss all aspects of this Release with legal counsel prior to executing this Release.

Section 3.    The Executive agrees that the Executive is signing this Release of Executives own free will and is not signing under duress.

Section 4.    In the event the Executive is 40 years of age or older, the Executive acknowledges that the Executive has been given a period of 21 days to review and consider a draft of this Release in substantially the form of the copy now being executed and has carefully considered the terms of this Release. The Executive understands that the Executive may use as much or all of the 21-day period as the Executive wishes prior to signing, and the Executive has done so.

EXHIBIT 5.19(i)

Section 5.    In the event the Executive is 40 years of age or older, the Executive has been advised and understands that the Executive may revoke this Release within seven days after acceptance. ANY REVOCATION MUST BE IN WRITING AND HAND-DELIVERED TO:

First Personal Financial Corp.

14701 S. Ravinia Avenue

Orland Park, Illinois 60462

Attn: CFO

NO LATER THAN BY CLOSE OF BUSINESS ON THE SEVENTH DAY FOLLOWING THE DATE OF EXECUTION OF THIS RELEASE.

Section 6.    The “Released Parties and their agents,” as used in this Release, means each of the Released Parties, their subsidiaries, affiliated or related corporations or associations, their predecessors, successors, and assigns, and the directors, officers, managers, supervisors, employees, representatives, servants, agents, and attorneys of the entities above described, and all persons acting through, under or in concert with any of them.

Section 7.    The Executive agrees to refrain from making any disparaging remarks concerning the Released Parties or their agents. The Released Parties agree to refrain from providing any information to third parties other than confirming dates of employment and job title, unless the Executive gives the Released Parties written authorization to release other information or as otherwise required by law. With respect to the Released Parties, this restriction pertains only to official communications made by the Released Parties’ directors and/or officers and not to unauthorized communications by the Released Parties’ employees or agents. This restriction will not bar the Released Parties from disclosing the Release as a defense or bar to any claim made by the Executive in derogation of this Release.

PLEASE READ CAREFULLY BEFORE SIGNING. EXCEPT AS EXPRESSLY PROVIDED IN SECTION 1 ABOVE, THIS RELEASE CONTAINS A RELEASE AND DISCHARGE OF ALL KNOWN AND UNKNOWN CLAIMS AGAINST THE RELEASED PARTIES AND THEIR AGENTS EXCEPT THOSE RELATING TO THE ENFORCEMENT OF THIS RELEASE OR THOSE ARISING AFTER THE EFFECTIVE DATE OF THIS RELEASE.

Name	Date

EXHIBIT 5.19(i)